Burlington Northern Santa Fe Corporation
2007 Annual Report and Form 10-K

Our **railroad** connects



people and **products**, here and everywhere.



Received SEC

MAR 18 2008

Washington, DC 20549


Our trains
Our team
Our country
Our world
Our future

Our impact

BNSF's impact is much broader than America's borders; we are a critical link connecting consumers to the global marketplace. For more than 150 years, BNSF has played a vital role in building and sustaining this nation's economy: delivering grain for the food we eat, hauling materials to build our homes, transporting products to stock our shelves, and moving the coal that generates more than 10 percent of the country's electricity.


Our **trains** work hard
for our country.

10.3M

Total freight volume (in units)

It all starts on our rails. Last year, our trains handled more than 10 million shipments of coal, industrial, agricultural and consumer products. We continually look for innovative technologies to enhance the efficiency and safety of our operations and expand our capacity to meet increasing market demands.



Our **team** is the most producti
and dedication, our people deli

40,000+

Experienced professionals



ve in the business. With focus
ver reliable, efficient service.


Our **economy** runs on rail.

$24B

Invested in 10 years

America gets a return on our investment. Each year we handle about 10 percent of the nation's freight ton-miles on our BNSF network, across 32,000 route miles in 28 states and two Canadian provinces. To better serve our customers and handle growing volume, we have invested more than $7 billion in locomotives and expansion projects since 1998. As we maintain and expand our "rail highway," our trains serve as a vital link between producers and the marketplace.


Our **world** is the global marketplace.

BNSF

March 17, 2008

Dear Shareholder:

You are cordially invited to attend the 2008 Annual Meeting of Shareholders of Burlington Northern Santa Fe Corporation (BNSF or the Company) to be held on Thursday, April 24, 2008, at 8:00 a.m. Central time, at The Fort Worth Club, Horizon Room, 306 W. 7th Street, Fort Worth, Texas.

The Notice of the 2008 Annual Meeting of Shareholders, the proxy statement and the proxy card are enclosed. These materials describe the matters to be considered and voted upon at the annual meeting. Our 2007 achievements were a result of our delivery of reliable service and our diverse portfolio of business. We believe the diversity of our portfolio makes us less vulnerable to market shifts than many other industries, and our 2007 results underscored that strength.

Your vote is important, regardless of the number of shares you hold. If you are unable to attend the meeting in person, you may vote by telephone, via the Internet or by mailing a completed proxy card. Voting by any of these methods will ensure your representation at the meeting. Please see pages 1-2 of the proxy statement for voting instructions.

We appreciate your investment in BNSF and encourage your participation by promptly voting your proxy. I look forward to seeing you at our annual meeting.

Sincerely,

Matthew K. Rose
Chairman, President and Chief Executive Officer

NOTICE OF THE 2008 ANNUAL MEETING OF SHAREHOLDERS
BURLINGTON NORTHERN SANTA FE CORPORATION

The Annual Meeting of Shareholders of Burlington Northern Santa Fe Corporation will be held on Thursday, April 24, 2008, at 8:00 a.m. Central time, at The Fort Worth Club, Horizon Room, 306 W. 7th Street, Fort Worth, Texas, for the following purposes:

(1) to elect 11 Directors;

(2) to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for 2008;

(3) to vote on the proposal submitted by a shareholder, if properly presented at the meeting; and

(4) to act on such other business that is properly brought before the meeting in accordance with the By-Laws and at any adjournment or postponement of the meeting.

Shareholders of record at the close of business on February 28, 2008, are entitled to notice of the meeting and are entitled to vote at the meeting in person or by proxy. A list of these shareholders will be kept at the offices of the Company in Fort Worth, Texas, for a period of ten days prior to the meeting.

Only shareholders or their proxy holders may attend the meeting. If you plan to attend the meeting, please check the appropriate box on your proxy, save the admission ticket that is attached to your proxy and present it at the door. Otherwise, please promptly sign, date and mail the enclosed proxy card using the enclosed addressed envelope.

By order of the Board of Directors.

Roger Nober
Executive Vice President Law and Secretary

2650 Lou Menk Drive
Fort Worth, Texas 76131-2830
March 17, 2008

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the annual meeting, please vote promptly. As explained on your proxy card, you may vote by toll-free telephone, via the Internet or by signing, dating and mailing your proxy card in the prepaid envelope.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON APRIL 24, 2008

This proxy statement and the Company's Annual Report for the fiscal year ended December 31, 2007 are both available at www.bnsf.com under the "Investors" link.

TABLE OF CONTENTS

	Page

BURLINGTON NORTHERN SANTA FE CORPORATION
2650 LOU MENK DRIVE
FORT WORTH, TEXAS 76131-2830

PROXY STATEMENT FOR 2008 ANNUAL MEETING OF SHAREHOLDERS

GENERAL INFORMATION

Your Board of Directors (Board) is soliciting proxies to be voted at the 2008 annual meeting of shareholders to be held on Thursday, April 24, 2008, at 8:00 a.m. Central time, at The Fort Worth Club, Horizon Room, 306 W. 7th Street, Fort Worth, Texas. Your vote is very important. For this reason, the Board is requesting that you allow your stock to be represented at the meeting by the proxies named on the enclosed proxy card. We began mailing this proxy statement and the form of proxy on or about March 17, 2008.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

What items are to be voted upon at the annual meeting?

You will be voting on the following proposals:

- to elect 11 Directors;
- to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for 2008;
- to vote on the proposal submitted by a shareholder, if properly presented at the meeting; and
- to act on such other business that is properly brought before the meeting in accordance with the By-Laws and at any adjournment or postponement of the meeting.

Who is entitled to vote?

Only holders of record of the Company's common stock at the close of business on February 28, 2008, are entitled to notice of and to vote at the annual meeting. Each share of our common stock entitles the holder to one vote. There were 346,138,663 shares of our common stock outstanding and eligible for voting at the annual meeting at the close of business on February 28, 2008.

How do I vote?

You may vote in person at the meeting or by proxy. We recommend you vote by proxy even if you plan to attend the meeting. If you attend the meeting and wish to vote in person or change your vote, you can always cancel your proxy by voting at the meeting. If your shares are held by a bank, broker or other nominee on your behalf, that holder will send you instructions as to how to vote your shares. Many banks and brokerage firms have a process for their beneficial holders to provide voting instructions by telephone or via the Internet. If you are a registered shareholder — you hold your shares in your own name — you may vote by proxy using one of the methods described below.

Vote by Proxy Card. If you sign, date and return your proxy card by mail so that it is received before the day of the annual meeting, your shares will be voted as you direct. For each Director nominee and for the other items being submitted to a vote, you may vote "FOR," vote "AGAINST" or abstain from voting on each nominee and each item being submitted to a vote.

If you return your signed proxy card but do not specify how you want to vote your shares, your shares will be voted "FOR" the election of all nominees for Director and the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for 2008 and "AGAINST" the proposal submitted by a shareholder. Your shares will be voted in our discretion as to other business that is properly brought before the meeting in accordance with the By-Laws or any adjournment or postponement of the meeting.

Vote by Telephone or via the Internet. You may also vote by telephone using the toll-free number or via the Internet using the Internet address as described on the proxy card. Your shares will be voted as you direct in the same manner as if you had marked, signed, dated and returned your proxy card, as described above. Your shares must be voted before 11:59 p.m. Eastern time on April 23, 2008, when voted by either of these methods.

May I revoke my proxy?

You can revoke your proxy at any time before it is voted at the annual meeting by: (i) submitting a new proxy with a later date by using the telephone or Internet voting procedures or by signing and returning a proxy card by mail to the Company; (ii) attending the annual meeting and voting in person (except for shares held through a bank, broker or other nominee of record); or (iii) sending written notice of revocation to our Secretary at 2650 Lou Menk Drive, Fort Worth, Texas 76131-2830.

What is the required vote for each item on the proxy card?

Election of Directors. Unless the number of nominees exceeds the number of Directors to be elected, each nominee will be elected by the majority of the votes cast at any meeting for the election of Directors at which quorum is present. A majority of the votes cast means that the number of shares voted "FOR" the nominee exceeds the number of shares voted "AGAINST" the nominee.

Any nominee who does not receive a majority of the votes cast shall offer to tender his or her resignation. The Directors and Corporate Governance Committee shall consider the resignation offer and recommend to the Board whether to accept it. The independent Directors of the Board must act on the Directors and Corporate Governance Committee's recommendation within 90 days following certification of the election. Within ten days after a Board determination on the tendered resignation, the Company will make a filing with the Securities and Exchange Commission (SEC) announcing the decision and the reasons for the decision. Any Director who tenders his or her resignation pursuant to this provision shall not participate in the Directors and Corporate Governance Committee recommendation or Board action regarding whether to accept the resignation offer. The complete details regarding this process are included in the Company's By-Laws, which can be found at www.bnsf.com under the "Investors" link.

Ratification of Appointment of Independent Auditor. To be approved by the shareholders, the proposal to ratify the appointment of the Company's independent auditor (independent registered public accounting firm) must receive the affirmative vote of the majority of votes cast.

Shareholder Proposal. To be approved by the shareholders, the proposal must receive the affirmative vote of the majority of votes cast.

How does the proxy voting process work?

If the proxy card is voted properly by telephone, via the Internet or by mail, the proxy will be voted in accordance with the instructions indicated by it. If a proxy is given, the persons named in the proxy will have authority to vote in accordance with their best judgment on any other matter that is properly presented at the meeting for action, including any proposal to adjourn or concerning the conduct of the meeting.

The presence in person or by proxy of at least a majority of the shares of our common stock entitled to vote at the meeting constitutes a quorum. Abstentions and broker "non-votes" count as present for establishing a quorum. Shares held by the Company in its treasury do not count toward a quorum. If you have returned valid proxy instructions or vote in person, your shares will be counted for the purpose of determining whether there is a quorum, even if you abstain from any matter introduced at the meeting.

How do abstentions and broker non-votes work?

Abstentions and broker "non-votes" have no effect on the election of Directors or other matters decided by the favorable vote of a specified percentage of shares cast. This is because abstentions and broker "non-votes" with respect to any such matter are not considered votes cast for purposes of determining whether shareholder approval of that matter has been obtained and, therefore, will have no effect on the outcome of the vote on any such matter. A broker "non-vote" will occur when shares held by a broker are present or represented at the meeting, but the broker is not permitted to vote on an item to be voted on without instruction from the beneficial owner of the shares and no instruction is given.

Who tabulates the votes?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and act as inspectors of election.

How are shares held in the Company's dividend reinvestment plan voted?

Shares held in the Company's dividend reinvestment plan will be voted in accordance with the vote indicated by the shareholder of record on the proxy. If the proxy is properly executed and returned but no choice is indicated, both record shares and shares held in the Company's dividend reinvestment plan will be voted in accordance with the Company's recommendations as explained under "How do I vote? — Vote by Proxy Card" above. If a shareholder holds shares both of record and in the dividend reinvestment account and does not vote the shares held of record, the shareholder's shares held in the dividend reinvestment account will not be voted.

How are shares held in any of the Company's 401(k) savings plans voted?

If you are an employee participating in any of the Company's 401(k) savings plans, your proxy card permits you to direct the trustee how to vote the number of shares allocated to your account. The trustees of the Company's 401(k) plans also vote allocated shares of common stock for which they have not received direction in the same proportion as directed shares are voted.

How do I attend the annual meeting?

If you are a registered shareholder, simply detach the admission card from the proxy card and bring it with you to the annual meeting. If you are a beneficial owner of stock held by a bank, broker or investment plan (with your stock held in "street name"), an admission card with the form of a proxy will be sent to you by your broker or other registered holder. If you do not receive the admission card with the form of a proxy in time, you may be admitted to the meeting by showing your most recent brokerage statement or other proof of ownership verifying your beneficial ownership of BNSF stock on February 28, 2008, the record date for voting. Because seating is limited, admission will be limited to shareholders or their proxy holders who have an admission card or other proof of ownership.

We can provide reasonable assistance to help shareholders with disabilities who wish to attend the annual meeting. Please notify us of your plans to attend and describe your disability by writing to our Secretary at 2650 Lou Menk Drive, Fort Worth, Texas 76131-2830, at least two weeks before the meeting.

Does the Company solicit proxies?

In addition to this mailing, the Company's employees and agents may solicit proxies personally, electronically, telephonically or otherwise. The Company will bear the cost of its proxy solicitations. The Company will pay Georgeson Inc. a fee of $12,000, plus reimbursement for out-of-pocket expenses, to help with the solicitation of proxies. We also reimburse brokers and other nominees for expenses incurred in sending these materials to you and gathering your voting instructions.

Will the voting results be made publicly available?

We will publish the voting results in our Quarterly Report on Form 10-Q for the quarter ending March 31, 2008, a copy of which will be posted on our website at www.bnsf.com under the "Investors" link.

ITEM 1: ELECTION OF DIRECTORS

Annual Election

At the annual meeting, 11 Directors will be elected, each to serve on the Board for a term of one year and until his or her successor has been elected and qualified. All 11 incumbent Directors have been nominated for re-election by the Board upon the recommendation of the Directors and Corporate Governance Committee.

We will vote your shares as you specify on the enclosed proxy card or when you vote by telephone or via the Internet. If your proxy does not specify how you wish your shares to be voted, we will vote them "FOR" all the nominees listed below. We do not expect that any of these nominees will be unavailable for election, but if such a situation should arise, the proxy will be voted in accordance with the best judgment of the named proxies unless you have directed otherwise.

The nominees are identified below along with certain background information. The time of service as a Director of the Company includes prior service as a Director of Burlington Northern Inc., Santa Fe Pacific Corporation and other predecessor companies of BNSF. No nominee, other than Mr. Rose, is or has been employed by or has served as an executive officer of BNSF or its subsidiaries.

Nominees for Director



Edward E. Whitacre, Jr.

Lead Director
Director since 1993

Mr. Whitacre, 66, has served as the Chairman Emeritus of AT&T Inc., San Antonio, Texas (communications holding company) since June 2007. He previously served as the Chairman and Chief Executive Officer of AT&T Inc., from January 1990 until he retired in June 2007. Mr. Whitacre is also a Director of Anheuser-Busch Companies, Inc.



Alan L. Boeckmann

Director since 2001

Mr. Boeckmann, 59, has served as the Chairman and Chief Executive Officer of Fluor Corporation, Irving, Texas (professional services holding company offering engineering, construction management and other services) since February 2002. Mr. Boeckmann is also a Director of Fluor Corporation and Archer-Daniels-Midland Company.



Donald G. Cook

Director since 2005

Mr. Cook, 61, retired in June 2005 as Commander (General), Air Training and Education Command, United States Air Force, a position he had held from December 2001. Previously, Mr. Cook served as Vice Commander, Air Combat Command, United States Air Force from June 1999 to December 2001. Mr. Cook is also a Director of Crane Corp.



Vilma S. Martinez *Director since 1998*

Ms. Martinez, 64, is a partner of Munger, Tolles & Olson, LLP, Los Angeles, California (law firm), a position she has held since September 1982. Ms. Martinez is also a Director of Anheuser-Busch Companies, Inc. and Fluor Corporation.



Marc F. Racicot *Director since 2001*

Mr. Racicot, 59, is the President and Chief Executive Officer of the American Insurance Association, Washington, D.C. (property-casualty insurance trade organization). Previously, he was a partner at Bracewell & Giuliani, L.L.P., Washington, D.C. (law firm) from February 2001 to August 2005; Chairman of Bush-Cheney '04, Inc. (political organization) from July 2003 to November 2004; Chairman of Republican National Committee (political organization) from January 2002 to July 2003; and Governor of the State of Montana from 1993 to 2001. Mr. Racicot is also a Director of Allied Capital Corporation and Massachusetts Mutual Life Insurance Company.



Roy S. Roberts *Director since 1993*

Mr. Roberts, 68, has served as the Managing Director of Reliant Equity Investors, L.L.C., Chicago, Illinois (private equity firm) since September 2000. In April 2000, he retired from General Motors Corporation, Detroit, Michigan (manufacturer of motor vehicles), where he was Group Vice President, North American Vehicle Sales, Service and Marketing, a position he had held since July 1999. Mr. Roberts is also a Director of Abbott Laboratories.



Matthew K. Rose *Director since 2000*

Mr. Rose, 48, has served as the Chairman, President and Chief Executive Officer of Burlington Northern Santa Fe Corporation, Fort Worth, Texas since March 2002. He is also the Chairman, President and Chief Executive Officer of the Company's subsidiary, BNSF Railway Company. Mr. Rose is also a Director of AMR Corporation and Centex Corporation.



Marc J. Shapiro *Director since 1995*

Mr. Shapiro, 60, retired in September 2003 as Vice Chairman for Finance, Risk Management and Administration of J.P. Morgan Chase & Co., New York, New York (bank holding company), a position he had held since 1997. Currently, Mr. Shapiro is a consultant and non-executive chairman of Chase Bank of Texas. He is also a Director of Kimberly-Clark Corporation and The Mexico Fund, Inc. and a trustee of Weingarten Realty Investors.



J.C. Watts, Jr. *Director since 2003*

Mr. Watts, 50, has served as a senior partner of Oakcrest Capital Partners, LLC, Washington, D.C. (private equity firm), since its founding in 2006, and as the Chairman of J.C. Watts Companies L.L.C./Watts Consulting Group, Inc., Washington, D.C. (public affairs and corporate consulting business) since its founding in January 2003. Previously, Mr. Watts was a member of Congress (R-4th Dist.-Okla.) from January 1995 to January 2003, and Chairman of the House Republican Conference from 1999 to 2003. He is also a Director of Dillards, Inc. and Clear Channel Communications, Inc.



Robert H. West *Director since 1980*

Mr. West, 69, retired in July 1999 as Chairman of Butler Manufacturing Company, Kansas City, Missouri (manufacturer of pre-engineered building systems and specialty components). Previously, he served as the Chairman and Chief Executive Officer of Butler Manufacturing Company from May 1986 to January 1999 and as Chairman from January 1999 until his retirement. He is also a Director of Commerce Bancshares, Inc. and Great Plains Energy, Inc.



J. Steven Whisler *Director since 1995*

Mr. Whisler, 53, retired in March 2007 as the Chairman and Chief Executive Officer of Phelps Dodge Corporation, Phoenix, Arizona (mining and manufacturing company), a position he had held since November 2003. Previously, Mr. Whisler was Chairman, President and Chief Executive Officer of Phelps Dodge Corporation from May 2000 to October 2003. He is also a Director of US Airways Group, Inc. (and its principal subsidiaries, America West Airlines, Inc. and US Airways, Inc.), Brunswick Corporation and International Paper Company.

The Board of Directors recommends a vote *FOR* all of the above nominees.

GOVERNANCE OF THE COMPANY

Role of the Board

Pursuant to the Delaware General Corporation Law and the Company's By-Laws, the business and affairs of the Company are managed by the Chief Executive Officer (CEO) under the direction of the Board and the Lead Director, as discussed below. Although the Board is responsible for establishing broad corporate policies and for the overall performance and direction of the Company, it is not involved in the Company's day-to-day operations. Members of the Board keep informed of the Company's business by participating in Board and committee meetings, by reviewing analyses and reports, including those prepared by the Company, and through discussions with the CEO and other executive officers of the Company.

Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines (Guidelines) that address significant issues of corporate governance and set forth the procedures by which the Board carries out its responsibilities. Among the areas addressed by the Guidelines are Director qualifications and responsibilities, Board committee responsibilities, Lead Director responsibilities, Director compensation and tenure, Director orientation and continuing education, access to management and independent advisors, succession planning and management development, and Board and committee performance evaluations. The Directors and Corporate Governance Committee is responsible for periodically assessing and reviewing the adequacy of these Guidelines and recommending proposed changes to the Board, as appropriate. The Guidelines are available on the Company's website at www.bnsf.com under the "Investors" link. The Company will provide the Guidelines in print, free of charge, to shareholders who request them.

Director Independence

The Directors and Corporate Governance Committee of the Board reviewed all commercial and charitable relationships that nominees for election as Directors have with BNSF and its subsidiaries and reported its findings to the Board, which found that all nominees other than Mr. Rose, Chairman, President and CEO of BNSF, were independent. In reaching this conclusion, the Directors and Corporate Governance Committee and the Board considered information furnished by each of the Directors and other available information and determined that no nominee, other than Mr. Rose, had (i) any relationship with BNSF or its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a business or charitable relationship with BNSF or its subsidiaries) that would preclude a finding of independence under the specified prohibitions of the Company's categorical independence standards (which subsume the corporate governance listing standards of the NYSE) or (ii) any other relationship that the Directors and Corporate Governance Committee or Board believed would impair the nominee's independence. The categorical independence standards used by the Directors and Corporate Governance Committee are included in the Corporate Governance Guidelines.

With the exception of Mr. Boeckmann, none of the other Directors has a business relationship with BNSF or its subsidiaries. Mr. Boeckmann is Chairman and Chief Executive Officer of Fluor Corporation, which made payments in the ordinary course of business aggregating less than 0.1% of either its or BNSF's revenues to a BNSF subsidiary for transportation services during 2007. The Directors and Corporate Governance Committee and the Board considered this relationship and determined that Mr. Boeckmann was independent.

Certain Relationships and Related Person Transactions

BNSF has adopted a written policy for the review, approval or ratification of related person transactions between the Company and Directors, nominees for Director, executive officers and beneficial owners of more than 5% of BNSF's common stock and members of their immediate families. The policy is available at www.bnsf.com under the "Investors" link.

BNSF's policy requires the related person to seek approval of covered transactions at the earliest practicable time from the Directors and Corporate Governance Committee (or from the Chair of the Directors and Corporate Governance Committee for transactions less than $1,000,000). If advance approval is not feasible or not identified prior to commencement of the transaction, the transaction will be considered and, if appropriate, ratified at the next regular meeting. In seeking approval, the related person must report all known material terms and circumstances of the transaction.

Covered related person transactions generally include any financial transaction, arrangement or relationship (including an employment relationship, charitable contribution or pledge and indebtedness or guarantee of indebtedness) in which BNSF is a participant, the aggregate amount exceeds $120,000 in any calendar year and a related person described above has a direct or indirect material interest.

The policy excludes specified categories of transactions, determined by the Board not to have potential for improper benefit to a related person, including (i) transactions in the ordinary course of business that are consistent with other third party transactions and are below specified thresholds; (ii) charitable contributions below specified thresholds or where the related person is not an executive officer or Director of the non-profit entity; (iii) transactions with entities where the related person's interest is based solely on his or her position as a non-employee Director or unpaid volunteer; (iv) transactions determined by competitive bids; and (v) transactions at rates regulated by law.

In determining whether to approve or ratify a related person transaction, the Directors and Corporate Governance Committee (or Chair, if applicable) may take into account such factors as deemed appropriate, including:

- the extent of the related person's interest;
- whether the transaction would interfere with the related person's objectivity and independence in fulfilling his or her responsibilities to BNSF;
- whether the transaction is fair to BNSF and on terms no less favorable than generally available to an unaffiliated third party;
- whether the transaction is in the interest of BNSF and its shareholders; and
- whether the transaction is consistent with any conflicts of interest policies set forth in the BNSF Code of Conduct and other policies.

Other than the transactions disclosed on page 22, there were no related person transactions in 2007 that were required to be disclosed pursuant to SEC regulations.

Codes of Conduct and Ethics

The Company has a Code of Conduct that applies to our Directors, officers and salaried employees and a Code of Business Conduct and Ethics that applies to our unionized employees. Both Codes of Conduct are available at www.bnsf.com under the "Investors" link. The Company will provide copies in print, free of charge, to shareholders upon request. All amended or restated codes will be promptly posted to the Company's website.

Lead Director

The independent Directors have established the position of Lead Director, which is filled when the Chairman of the Board is not independent. The independent Directors elected the Chairman of the Directors and Corporate Governance Committee, Edward E. Whitacre, Jr., as Lead Director. The Lead Director:

- approves meeting agendas that have been prepared by the Chairman and CEO and assures that there is sufficient time for discussion of all agenda items;
- reviews materials which will be discussed by the Board at one of its meetings (a) which are not otherwise reviewed by one of the Chairmen of the Audit, Directors and Corporate Governance and Compensation and Development Committees and (b) which require Board approval or will be reviewed at an Executive Session of non-management Directors;
- reviews materials sent to the Board on a regular basis addressing industry news, analyst reports, management communications regarding the financial condition of the Company or addressing current issues impacting the Company, or news releases that the Company has issued on significant matters;
- presides at all meetings of the Board at which the Chairman is not present, including Executive Sessions of non-management Directors;

- acts as a liaison between the CEO and the independent Directors, as required; and
- when necessary, calls meetings of the independent Directors or Executive Sessions of non-management Directors.

The non-management Directors or the Board may delegate additional duties to the Lead Director as appropriate. The Corporate Governance Guidelines describe in more detail the Lead Director governance structure.

Identification of Director Candidates

The Corporate Governance Guidelines and the Directors and Corporate Governance Committee Charter give that committee responsibility for identifying and reviewing Director candidates to determine whether they qualify for and should be considered for membership on the Board.

The Directors and Corporate Governance Committee seeks candidates from diverse business and professional backgrounds with outstanding integrity, achievements, judgment and other skills and experience that will enhance the Board's ability to serve the long-term interests of shareholders. Further, it seeks candidates who are committed to representing the long-term interests of the shareholders. In seeking candidates with diverse backgrounds, the Directors and Corporate Governance Committee seeks diversity in age, race and gender. The Directors and Corporate Governance Committee reviews candidates with the objective of assembling a slate of Directors that can best fulfill the Company's goals and promote the shareholders' interests.

Members of the Board will be asked to submit recommendations when there is an opening or an anticipated opening for a Director position. The Directors and Corporate Governance Committee will also consider a candidate for Director recommended by a shareholder. For more information, please see "Communications and Other Matters — Shareholder Nomination of Directors."

The Directors and Corporate Governance Committee may also use outside sources or third parties to find potential Board member candidates and, similarly, may use the services of outside sources or a third party to evaluate or assist in evaluating nominees brought to their attention. Should the Company use the services of a third party, it would expect to pay a fee for such services.

2007 Board Meetings and Annual Meeting

The Board met seven times in 2007. Each of our Directors attended 100 percent of the meetings of the Board and of the Board committees on which he or she served. It is the policy of the Company to encourage each Board member to attend the annual meetings. Each of the 11 Directors elected at the 2007 annual meeting of shareholders attended the meeting.

Board Committees

The Board has four standing committees: Executive, Compensation and Development, Directors and Corporate Governance, and Audit. No member of any committee is presently an employee of the Company or its subsidiaries, with the exception of Mr. Rose, who serves as Chairman of the Executive Committee. The specific responsibilities of the Compensation and Development, Directors and Corporate Governance, and Audit Committees are identified in their committee charters, each of which is posted on the Company's website at www.bnsf.com under the "Investors" link.

Directors serve on the following committees as indicated below:

	Executive	Compensation and Development	Directors and Corporate Governance	Audit
Alan L. Boeckmann			●	●
Donald G. Cook		●		
Vilma S. Martinez			●	
Marc F. Racicot			●	
Roy S. Roberts	●	● *		
Matthew K. Rose	● *			
Marc J. Shapiro			●	●
J.C. Watts, Jr.		●		
Robert H. West	●			● *
J. Steven Whisler				●
Edward E. Whitacre, Jr.**	●	●	● *	

* Committee Chairman

** Lead Director

Executive Committee. The Executive Committee, which did not meet during 2007, has all of the power and authority of the Board at times when the Board is not in session, except those powers and authorities specifically reserved by Delaware law to the full Board.

Compensation and Development Committee. The Compensation and Development Committee (the Compensation Committee) held six meetings during 2007. The Board has determined that all members of the Compensation Committee are independent under the NYSE corporate governance listing standards and the Corporate Governance Guidelines. Each member also meets the definition of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code and the definition of a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934. The purpose of the Compensation Committee is to provide assistance to the Board in discharging its responsibilities relating to the compensation and development of the CEO and other executive officers and with respect to equity-based compensation, incentive compensation and employee benefit plans.

The Compensation Committee:

- reviews and approves corporate goals and objectives relevant to the CEO's compensation, evaluates the CEO's performance in light of those goals and objectives, and recommends to the independent Directors the CEO's compensation level based on this evaluation;
- approves the compensation of executive officers (other than the CEO);
- adopts, amends, terminates or recommends to the Board the adoption, amendment or termination of the Company's equity-based employee plans;
- recommends to the Board the adoption or termination of the Company's qualified, related nonqualified and broad-based welfare employee benefit plans or recommends to the Board any significant amendments to such plans;
- adopts, terminates, amends or recommends to the Board the adoption, termination or amendment of other compensation plans for executive officers or related executive officer arrangements to the extent provided by the terms of such plans or arrangements or to the extent required by NYSE listing standards or applicable law;
- assists the Board in evaluating potential candidates for executive positions and oversees the evaluation of management, executive succession planning and management development; and
- submits an annual report stating that the Compensation Committee has reviewed the Compensation Discussion and Analysis prepared by management and discussed it with management and, based on the review and discussion, has recommended to the Board that it be included in the Company's proxy statement.

The Compensation Committee may delegate authority and responsibility to one or more subcommittees, each comprised of one or more Directors. Any subcommittee that grants awards intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934 or to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code must consist of no fewer than two members who meet the definition of a "non-employee director" under Rule 16b-3 of the Exchange Act and the definition of "outside director" under Section 162(m) of the Internal Revenue Code.

The Compensation Committee may also delegate its authority and responsibilities to the CEO, provided that delegation may not include the authority to amend or terminate equity-based plans or incentive compensation plans for executive officers. The Compensation Committee may, however, delegate to the CEO the authority to amend qualified, related nonqualified and broad-based welfare employee benefit plans and arrangements that do not constitute "Significant Amendments." Under the Compensation Committee's charter, Significant Amendments include amendments that: materially increase the Company's liabilities under a benefit plan; change the design of such plans with respect to the allocation of responsibilities; discriminate in scope, terms or operation in favor of executive officers; and make changes which affect the Company's indemnification obligations.

Compensation and Development Committee's Executive Compensation Consultants. The Compensation Committee retained several different compensation consulting firms to assist it in determining the amounts and forms of our executive and non-executive compensation for 2007.

In 2006, Hewitt Associates, LLC (Hewitt) served as advisor to the Compensation Committee. Hewitt was retained to assist the Compensation Committee in making decisions with respect to executive compensation, provide market data to the Compensation Committee, provide updates to the Compensation Committee on the latest regulatory, legal and accounting considerations impacting compensation and benefit programs, and assist the Compensation Committee with issues relating to executive talent management and management transitions. In late 2006, Hewitt helped the Compensation Committee determine 2007 salaries for executive officers. Hewitt also provided several services to the Company in 2007, although the individual consultant primarily used by the Compensation Committee did not provide any services to the Company.

In early 2007, the individual consultant at Hewitt upon whom the Compensation Committee had primarily relied became employed by James F. Reda & Associates, LLC (Reda), and, as a result, the Compensation Committee hired Reda as its compensation consultant. Reda's scope of engagement for the Compensation Committee in 2007 included reviewing and commenting on recommendations by management with respect to the Company's executive compensation programs, including program changes and redesign, special awards, change in control provisions, executive contracts, executive stock ownership guidelines, promotions and retirement policies. Its scope of engagement also included attending regular meetings of the Compensation Committee, as requested by the Chairman of the Compensation Committee, periodically consulting with the Chairman of the Compensation Committee and providing periodic updates to the Compensation Committee on legal, accounting and other developments and trends that affected executive compensation. Reda was also asked to be available to help the Compensation Committee with respect to special projects on compensation and related issues, including providing research on specific issues or practices of other companies and research, analysis and advice on non-compensation issues.

Despite its broad scope of engagement, Reda's actual role was generally limited to reviewing materials provided to the Compensation Committee and advising the Compensation Committee regarding recommendations by the Company, including those regarding long-term incentive grants to the CEO. Reda did not provide any services to the Company other than its services to the Compensation Committee.

In June 2007, when the individual consultant who was primarily responsible for assisting the Compensation Committee became employed by the consulting firm of Towers Perrin, the Compensation Committee terminated its relationship with Reda and engaged Towers Perrin as its compensation consultant. Towers Perrin's scope of engagement was substantially the same as Reda's engagement, as described above. Towers Perrin also provided several services to the Company in 2007, although the consultant primarily used by the Compensation Committee did not provide any services to the Company.

To further ensure the independence of the Compensation Committee's consulting firm, in December 2007, the Compensation Committee hired the consulting firm of Frederic W. Cook & Co., Inc. (Cook) as its sole compensation consultant, effective January 1, 2008. Cook's scope of engagement consists of assisting the Compensation Committee in connection with the Company's executive officer, Board and other compensation related matters. As noted below, prior to its engagement by the Compensation Committee, Cook provided certain services to the Company. The terms of Cook's engagement by the Compensation Committee prohibit Cook from providing any further services directly to the Company or its management.

Company's Executive Compensation Consultants. The Company engaged several compensation consultants in 2007. Towers Perrin, Hewitt and the Hay Group were each used by the Company to provide data and advice regarding executive compensation policies and practices and survey data. Towers Perrin and Hewitt were each also engaged by the Company to perform other work during 2007 that was not related to executive compensation, such as providing general industry and railroad compensation data for non-executive positions, assisting in workforce planning forecasts, analyzing financial risk, and environmental and personal injury liabilities, and providing actuarial services.

In mid-2007, the Company hired Cook to assist in reviewing the Company's executive compensation programs, such as change in control policies and perquisites, in light of best practices. Due to its subsequent engagement by the Compensation Committee, Cook no longer provides any services directly to the Company.

Compensation and Development Committee Interlocks and Insider Participation. No interlocking relationship existed during 2007 between the Company's Board or Compensation Committee and the Board or compensation committee of any other company.

Directors and Corporate Governance Committee. The Directors and Corporate Governance Committee held four meetings during 2007. The Board has determined that all members of the Directors and Corporate Governance Committee are independent under the NYSE listing standards and the Company's Corporate Governance Guidelines.

The Directors and Corporate Governance Committee assists the Board in relation to: (i) appropriate size of the Board; (ii) Director nominations; (iii) Board independence and performance; (iv) corporate governance; and (v) Director compensation, including equity-based Director plans.

Audit Committee. The Audit Committee held six meetings during 2007. The Board has determined that all members of the Audit Committee are financially literate and that all are independent under the NYSE listing standards, SEC rules governing the qualifications of audit committee members, the Corporate Governance Guidelines and the Audit Committee Charter. The Board has also determined that each of the members of the Audit Committee (Robert H. West, Alan L. Boeckmann, Marc J. Shapiro and J. Steven Whisler) qualifies as an "audit committee financial expert" as defined by SEC rules and each has accounting or related financial management expertise as required by NYSE listing standards. No member of the Audit Committee serves on the audit committees of more than three public companies.

The Audit Committee assists the Board in fulfilling its responsibilities with respect to the Company's (i) independent auditors; (ii) the audit committee report required by the SEC to be included in the Company's proxy statement; (iii) financial statements; (iv) internal audit function; and (v) compliance with legal and regulatory requirements.

Executive Sessions of Non-Management Directors

Non-management Directors of the Board conduct executive sessions at least three times per year at regularly scheduled meetings. Executive sessions are chaired by the Lead Director.

Retirement Policy

Under the Company's Corporate Governance Guidelines, no individual may serve as a Director beyond the annual meeting of shareholders on or following his or her 72nd birthday. Individual Directors who change the responsibility they held when they were elected to the Board should volunteer to resign from the Board to afford the Board the opportunity, through the Directors and Corporate Governance Committee, to review the appropriateness of continued Board membership under the circumstances. The Company's Corporate Governance Guidelines provide that when the Company's CEO resigns or retires from that position, he or she should offer to resign from the Board at the same time. The Board will consider the merits of having a former CEO serve on the Board and will act accordingly, but no former CEO who serves on the Board will be considered an independent Director for corporate governance purposes.

DIRECTORS' COMPENSATION

The fiscal year 2007 compensation of our non-employee Directors is shown in the following table:

Name	Fees Earned or Paid in Cash(1)	Stock Awards (2)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	Total
Alan L. Boeckmann	$ 71,000	$180,791	$ 0	$251,791
Donald G. Cook	$ 68,000	$206,490	$ —	$274,490
Vilma S. Martinez	$ 64,000	$180,791	$ 0	$244,791
Marc F. Racicot	$ 65,000	$180,791	$ 0	$245,791
Roy S. Roberts	$ 78,000	$180,791	$2,572	$261,363
Marc J. Shapiro	$ 71,000	$180,791	$ 0	$251,791
J.C. Watts, Jr.	$ 68,000	$180,791	$ 0	$248,791
Robert H. West	$ 83,000	$180,791	$2,572	$266,363
J. Steven Whisler	$ 68,000	$180,791	$ 0	$248,791
Edward E. Whitacre, Jr.	$101,000	$180,791	$ 0	$281,791

(1) Amounts disclosed in the Fees Earned or Paid in Cash column include annual retainers, supplemental annual retainers and meeting fees, including any such amounts that were deferred in accordance with the 2005 Deferred Compensation Plan for Non-Employee Directors.

(2) Amounts disclosed in the Stock Awards column relate to restricted stock units (RSUs) granted in 2007 and in prior years. The amounts disclosed represent the Company's 2007 compensation cost recorded in the financial statements for stock awards in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) (FAS 123R). These amounts do not correspond to the actual value that will be received by the Directors. Compensation cost for stock awards is recorded ratably over the vesting period using the grant-date fair value. The RSUs granted in 2007 to the Directors had a grant-date fair value of $88.77. See footnote 14 of the Company's financial statements in the Company's Annual Report on Form 10-K for the assumptions made in determining FAS 123R values. Pursuant to Securities and Exchange Commission rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. There were no forfeitures of stock awards during 2007.

(3) The following table shows the aggregate number of equity awards held by each Director as of December 31, 2007:

Name	Stock Options (#)	RSUs (#)
Alan L. Boeckmann	0	10,500
Donald G. Cook	0	6,684
Vilma S. Martinez	0	10,500
Marc F. Racicot	0	10,500
Roy S. Roberts	9,000	10,500
Marc J. Shapiro	18,000	10,500
J.C. Watts, Jr.	0	10,500
Robert H. West	0	10,500
J. Steven Whisler	0	10,500
Edward E. Whitacre, Jr.	0	10,500

(4) Amounts disclosed in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column represent the aggregate increase in the actuarial present value of the accumulated benefits under the Directors' Retirement Plan from the pension plan measurement date used for financial statement reporting purposes with respect to the Company's audited financial statements for 2006 to the pension plan measurement date used for financial statement reporting purposes with respect to the Company's audited financial statements for 2007. For the following Directors, there were the following aggregate decreases due to discount rate changes, so $0 is shown in the column: Mr. Boeckmann — $1,102; Ms. Martinez — $1,625; Mr. Racicot — $1,102; Mr. Shapiro — $4,355; Mr. Watts — $385; Mr. Whisler — $5,878; and Mr. Whitacre —

$1,144. Mr. Cook joined the Board after the Directors' Retirement Plan was terminated in 2003 and is not eligible for a benefit. Earnings on deferrals of compensation pursuant to the Deferred Compensation Plan for Directors and the 2005 Deferred Compensation Plan for Non-Employee Directors are not "preferential" or "above market" as defined by SEC rules and thus are not included in this table.

Narrative Disclosure To 2007 Director Compensation Table

The following describes material features of the compensation disclosed in the 2007 Director Compensation table.

Annual Retainer. Each non-employee Director receives an annual retainer of $60,000, paid in quarterly installments. The Lead Director is paid a supplemental annual retainer of $20,000. The Chairman of the Audit Committee is paid a supplemental annual retainer of $15,000, and each non-employee Director who chairs any other Board committee is paid a supplemental annual retainer of $10,000. In addition, for attendance at each committee meeting or any inspection trip or similar meeting, a meeting fee of $1,000 plus expenses is paid. Expenses for attendance by spouses of Directors are also paid in connection with certain meetings.

Prior to 2004, Directors were permitted to exchange up to 25% of their annual retainer for 150% of the value in restricted stock under the Non-Employee Directors' Stock Plan (described below). The last of these restricted stock awards, held by all Directors except Messrs. Cook and Racicot, vested on December 31, 2006. Dividends were paid on restricted stock, and the shares were permitted to be voted.

Non-Employee Directors' Stock Plan. Under the Non-Employee Directors' Stock Plan, each non-employee Director receives a grant of 2,100 RSUs as of the date of each annual meeting of the Company's shareholders (or, if later, two business days after the release of the Company's first quarter earnings). If an individual becomes a Director after the annual meeting has occurred for the year, he or she will receive a prorated portion of the annual grant of RSUs for the portion of the year following the date on which the individual becomes a Director. Each non-employee Director also receives a one-time grant of 1,000 RSUs after the annual meeting at which he or she is first elected to the Board. RSUs vest on the date of the next annual meeting of shareholders after they are granted if the Director remains on the Board on such date. Early vesting will occur on the date of the Director's termination of services prior to such annual meeting if the Director's services terminate by reason of the Director's retirement, death or disability, or on the date of a change in control, as defined in the change in control agreements described on page 50 of this proxy statement, that occurs prior to such annual meeting. Vested RSUs will be distributed as shares of unrestricted stock — one share of the Company's common stock for each RSU — upon the date the Director's term of service ends. Shares underlying RSUs may not be voted, but holders of RSUs have the right to receive a cash payment equivalent to regular dividends with respect to their RSUs at such times and in such amounts as dividends are paid on the Company's common stock.

The Company previously made equity grants to non-employee Directors in the form of nonqualified stock options, rather than RSUs. The options vested one year from the date of grant or earlier upon retirement, death, disability or change in control. All options held by Directors are vested. Options expire ten years after grant, but no longer than one year after termination of the Director's services.

Directors' Retirement Plan. The Directors' Retirement Plan provided non-employee Directors an annual benefit following retirement if they served as a member of the Board (including service with Company predecessors) for ten consecutive years, attained the mandatory retirement age of 72 or were designated by the Directors and Corporate Governance Committee as eligible for benefits. The plan was terminated on July 17, 2003. However, individuals who were Directors on July 17, 2003, and were eligible for retirement under the Directors' Retirement Plan on that date will receive annual payments beginning upon their retirement of $40,000 per year, which was the amount of the annual retainer for services as a Board member at the time the plan was terminated. In addition, individuals who were members of the Board on July 17, 2003, but who were not eligible for retirement as of such date, and who have at least ten years of Board service upon their eventual retirement, will be eligible to receive a prorated annual payment under the Directors' Retirement Plan based on the number of months that they served on the Board as of July 17, 2003. The payments under the plan will be paid in quarterly installments. Payment ceases upon an individual's death. All Directors, other than Mr. Cook, who joined the Board in 2005, are eligible for a benefit under the Directors' Retirement Plan.

Deferred Compensation Plan for Directors and 2005 Deferred Compensation Plan for Non-Employee Directors. Directors may defer their annual retainers and meeting fees pursuant to the 2005 Deferred Compensation Plan for Non-Employee Directors and its predecessor, the Deferred Compensation Plan for Directors. Earnings on deferrals track the investment options elected by the Director, which include a Prime Rate interest account, a Company stock-equivalent (phantom stock) account, an S&P 500 index fund account and a long-term capital appreciation fund account. Other investment tracking options may be established. Directors receive, based upon their elections, distributions of their deferrals either in up to ten annual installments or as lump-sum payments after their departure from the Board. If a Director dies prior to payment of all amounts due under the plans, the balance of the amount due will be payable to the Director's beneficiary in a lump sum.

Directors' Charitable Award Program. Under the Directors' Charitable Award Program established by one of our predecessor companies, a $1,000,000 donation to an eligible educational institution designated by Mr. Whitacre will be payable upon his death, retirement or disability, or other circumstances as deemed appropriate by the Directors and Corporate Governance Committee. No amounts are included in the Director Compensation Table with respect to the program. In the event of a change in control of the Company, as defined in the change in control agreements described on page 50 of this proxy statement, and provided that the Board does not direct otherwise, the Company will immediately designate Mr. Whitacre's recommended educational institution as a beneficiary in connection with the program and place all necessary funds to make the donations into a trust administered by an independent trustee. Except as to the Directors of the predecessor company to which the program applied, the program was discontinued in 1995, and therefore Mr. Whitacre is the only current Director who is eligible to participate.

Amended and Restated Benefits Protection Trust. The Amended and Restated Benefits Protection Trust, described on page 49 of this proxy statement, applies to the Directors' Retirement Plan, the 2005 Deferred Compensation Plan for Non-Employee Directors and the Deferred Compensation Plan for Directors. In the event of a change in control, the Company is required to deposit in the trust an amount equal to Directors' accrued benefits under the plans.

ITEM 2: APPOINTMENT OF INDEPENDENT AUDITOR

Ratification of Appointment of Independent Auditor

PricewaterhouseCoopers LLP served as the independent auditor (independent registered public accounting firm) for the Company and its wholly owned subsidiary BNSF Railway Company for 2007. Representatives of PricewaterhouseCoopers LLP will be present at the annual meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

At its January 2008 meeting, the Audit Committee of the Board of Directors appointed PricewaterhouseCoopers LLP as the Company's independent auditor for 2008. PricewaterhouseCoopers LLP has begun certain work related to the 2008 audit as approved by the Audit Committee. Information on independent auditor fees for the last two fiscal years is set forth below.

Although NYSE listing standards require that the Audit Committee be directly responsible for selecting and retaining the independent auditor, the Company is providing shareholders with the means to express their views on this issue. Although this vote cannot be binding, in the event the shareholders fail to ratify the appointment of PricewaterhouseCoopers LLP, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

The members of the Audit Committee and the Board of Directors recommend a vote *FOR* ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditor for 2008.

Independent Auditor Fees

The fees incurred by Burlington Northern Santa Fe Corporation, including its majority-owned subsidiaries, for services provided by PricewaterhouseCoopers LLP, the independent auditor, in 2007 and 2006 are set forth below.

	Twelve Months Ended December 31,	
	2007	**2006**
	(in thousands)	
Audit Fees	$2,432	$2,486
Audit-Related Fees	0	12
Tax Fees	101	70
Total	$2,533	$2,568

Audit-Related Fees. Audit-related fees consist of professional services related to benefit plans. In 2006, BNSF transitioned benefit plan audit services from PricewaterhouseCoopers LLP to another audit firm.

Tax Fees. Tax fees consist of professional services for tax compliance, tax audit and tax planning for specific transactions or potential transactions of the Company.

Pre-Approval Policies and Procedures

The Audit Committee or its Chairman pre-approves all fees and services provided by the independent auditor, subject to the exceptions for non-audit services described in the Securities Exchange Act of 1934 and rules and regulations thereunder. During 2007 and 2006, all fees incurred were pre-approved.

Audit Committee Report

This report is submitted by the Audit Committee of the Board of Directors.

The Board of Directors pursues its responsibility for oversight of the Company's financial reporting process through the Audit Committee. The Board of Directors, in its business judgment, has determined that all members of the Audit Committee are independent and financially literate and that all have accounting or related financial management expertise as required by the applicable listing standards of the New York Stock Exchange. The Audit Committee operates pursuant to a charter adopted by the Board of Directors, as amended and restated in February 2008, a copy of which is posted on the Company's website at www.bnsf.com under the "Investors" link. The Audit Committee and the Board of Directors annually review and assess the adequacy of the charter.

As set forth in the charter, management bears the primary responsibility for the Company's financial statements and related disclosures, as well as the maintenance of appropriate accounting and financial reporting principles and practices, and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The Audit Committee is responsible for oversight of these roles of management, as well as for the appointment, retention, compensation, evaluation and termination of the Company's independent auditor, including pre-approval of all audit services and the fees and terms thereof. The Audit Committee is also responsible for the preparation of an audit committee report to be included in the Company's annual proxy statement. The Audit Committee meets regularly with the independent auditor, management and the Company's internal auditors. The independent auditor and the Company's internal auditors have direct access to the Audit Committee, with and without the presence of management representatives, to discuss the scope and results of their work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.

In performing our oversight function, we have reviewed and discussed the audited financial statements with management and the Company's independent auditor for 2007, PricewaterhouseCoopers LLP. We have also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statements on Auditing Standards No. 61 (Communication with Audit Committees) and No. 90 (Audit Committee Communications). In addition, we have received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from the Company and management. We have considered whether the non-audit services provided by PricewaterhouseCoopers LLP are compatible with their independence.

Based on our review and the discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission.

Audit Committee:
Robert H. West, Chairman
Alan L. Boeckmann
Marc J. Shapiro
J. Steven Whisler

ITEM 3: SHAREHOLDER PROPOSAL REGARDING SAY ON EXECUTIVE PAY

Emil Rossi (Proponent) has submitted a shareholder proposal for consideration (Shareholder Proposal) at our annual meeting of stockholders. The Proponent's address is P.O. Box 249, Boonville, CA 35415-0249. The Proponent has represented to BNSF that he held 975 shares of common stock as of November 16, 2007. BNSF is not responsible for the contents of the Shareholder Proposal or the accuracy thereof. If properly presented at the annual meeting of stockholders, the Board of Directors unanimously recommends a vote AGAINST the following Shareholder Proposal.

Shareholder Proposal

3 - Shareholder Say on Executive Pay

RESOLVED, that shareholders of our company request our board of directors to adopt a policy to give shareholders the opportunity at each annual shareholder meeting to vote on an advisory resolution, proposed by management, to ratify the compensation of the named executive officers (NEOs) set forth in the proxy statement's Summary Compensation Table (SCT) and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not effect any compensation paid or awarded to any NEO.

Investors are increasingly concerned about mushrooming executive pay which often appears to be insufficiently aligned with the creation of shareholder value. As a result, in 2007 shareholders filed more than 60 "say on pay" resolutions with companies, averaging a 42% vote. In fact, seven resolutions exceeded a majority vote. Verizon Communications (VZ), under fire from shareholders over executive pay practices, and Aflac (AFL) decided to present such a resolution to a shareholder vote. A bill to provide for annual advisory votes on executive pay passed in the U.S. House of Representatives by a 2-to-1 margin.

Our directors prevented us from voting on this topic in 2007 by capitalizing on a technicality. Please see: Burlington Northern Santa Fe Corp. (January 31, 2007).

The advantage of adopting this proposal should also be considered in the context of our company's overall corporate governance. For instance in 2007 the following governance status was reported (and certain concerns are noted):

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm said total actual compensation for our CEO, Mr. Rose was $14 million in 2006 – more than 20% greater than compensation at other similarly sized firms. Our company's share price underperformed the S&P 500 by 10% in 2006.
- We had no Independent Chairman – Independent oversight concern.
- Plus our lead director, Mr. Whitacre, was potentially conflicted and had 14-years director tenure – Independence concerns.
- No shareholder right to cumulative voting or acting by written consent.
- Three directors reported non-director links with our company – Independence concern.
- Our full Board met only 6-times in a year.
- The chairman of our Audit Committee had 27-years director tenure – Independence concern.

Additionally:

- Our following directors served on boards rated D by the Corporate Library:

1) Ms. Martinez	Anheuser-Busch (BUD)
2) Mr. Whitacre	Anheuser-Busch (BUD)
3) Mr. Racicot	Allied Capital (ALD)
4) Mr. Watts	Clear Channel (CCU)
	Dillard's (DDS)
5) Mr. Roberts	Abbott Laboratories (ABT)
6) Mr. Cook	Crane (CR)
7) Mr. Rose	Centex (CTX)

- 45% of our Board receive.more than 10% withhold votes in 2007 including:

  Ms. Martinez
  Mr. Rose
  Mr. Whisler
  Mr. Whitacre
  Mr. Racicot

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

Shareholder Say on Executive Pay – Yes on 3

Board of Directors Statement in Opposition to the Shareholder Proposal

BNSF urges shareholders to vote against the Shareholder Proposal. Establishing executive compensation arrangements requires the balancing of various business considerations and involves numerous goals and various types of programs designed to meet those goals. The Board and its Compensation and Development Committee have done a good job establishing compensation arrangements that are aligned with the creation of shareholder value. The advisory vote proposed would not be effective because it would not provide the Board with any meaningful insight into what particular elements of our executive compensation program are of concern to the shareholders. Such an advisory vote is also unnecessary, as shareholders already have an effective means of communicating directly to the Board of Directors their specific suggestions as to the program and its various elements.

Establishing executive compensation arrangements involves balancing numerous business considerations against competitive pressures and is an undertaking for which BNSF's Board of Directors and its Compensation and Development Committee are well suited. As detailed in the Compensation Discussion and Analysis portion of this proxy statement, our compensation goals are intended to: (1) achieve strong business performance by emphasizing performance-based compensation; (2) align the interests of our officers with those of shareholders by rewarding executives with growth in the value of our stock and by encouraging them to hold significant amounts of our stock; (3) align the interests of our executives with other employees by using a common framework for compensation and performance measures; and (4) attract and retain valuable executives by providing competitive compensation. To achieve these goals, we use a variety of compensation programs, including salaries, annual cash incentives, performance-based stock and stock option awards, pensions and other forms of compensation. Our performance-based compensation puts some pay at risk and provides greater rewards for strong performance by individuals and the business. In addition to executives, all 5,800 salaried and more than one-quarter of our 38,000 union employees have opportunities for bonuses based on BNSF's annual performance in areas such as safety, earnings per share, and the velocity of locomotives and freight cars. We believe this has helped enhance our investment performance for shareholders which, as measured by compound annual growth rate and annual returns, has significantly surpassed both the Standard & Poor's 500 and Dow Jones transportation indices for several years. Indeed, Forbes Magazine has listed BNSF as the only company in the Transportation sector in its list of America's 400 Best Big Companies and recognized our CEO, Matthew K. Rose, as being among the "Best-Performing Bosses."

The Board believes that the "advisory vote" on executive officer compensation requested by the proponent would not provide the Board or its Compensation and Development Committee with any usable insight into specific shareholder concerns regarding how decisions are made concerning executive compensation. There would be no way of knowing whether a shareholder's vote was meant to express satisfaction or dissatisfaction with the level, structure or mix of the compensation of any particular executive or group of executives or with the structure or content of the overall compensation program. In short, a simple vote "FOR" or "AGAINST" the compensation paid as reflected in the Summary Compensation Table would not enable shareholders to provide constructive feedback to the Company and would not be effective.

BNSF already has a more efficient and meaningful method for shareholders to communicate with our Directors on executive compensation practices than the proposed advisory vote. As discussed on page 55 under the heading "Communications with the Board," shareholders may communicate with members of our Board of Directors, including our non-management Directors as a group, our Lead Director, the Compensation and Development Committee or any Director, by writing to the Company. Unlike the advisory vote called for in the Shareholder Proposal, communicating directly with the Board of Directors will allow you to voice any specific observations or concerns directly to the decision makers.

The members of the Board of Directors recommend that shareholders vote *AGAINST* this proposal.

STOCK OWNERSHIP IN THE COMPANY

Certain Beneficial Owners

The following table sets forth the name, address, stock ownership and voting power of each person or group of persons known to the Company to own beneficially more than five percent of the Company's common stock as of the date indicated.

Name and Address of Beneficial Owner	Shares Held and Nature of Beneficial Ownership	Percentage
Berkshire Hathaway Inc. 1440 Kiewit Plaza Omaha, Nebraska 68131	63,785,418 (1)	18.4% (1)
UBS AG Bahnhofstrasse 45 PO Box CH-8021 Zurich, Switzerland	20,629,008 (2)	5.9% (2)

(1) A report on Form 4, dated January 24, 2008, indicates that these shares are owned by National Indemnity Company (NICO), a subsidiary of OBH, Inc. (OBH). OBH is a subsidiary of Berkshire Hathaway Inc. (Berkshire). As OBH and Berkshire are each in the chain of ownership of NICO, each of Berkshire and OBH may be deemed presently to both beneficially own and have a pecuniary interest in all shares of BNSF common stock presently owned by NICO. Warren E. Buffett, as the controlling stockholder of Berkshire, may be deemed presently to beneficially own, but only to the extent he has a pecuniary interest in, the shares of BNSF common stock presently owned by NICO. Mr. Buffett disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(2) A report on Schedule 13G, dated February 11, 2008, by UBS AG, discloses that it had sole power to vote or direct the vote of 17,574,468 shares and the shared power to dispose or to direct the disposition of 20,629,008 shares. These shares are beneficially owned through the UBS Global Asset Management business group of UBS AG, UBS Global Asset Management (Americas) Inc., UBS Global Asset Management Trust Company, UBS Global Asset Management (Canada) Co., UBS Global Asset Management (Australia) Ltd., UBS Global Asset Management (Hong Kong) Limited, UBS (Trust & Banking) Limited, UBS Global Asset Management (Japan) Ltd., UBS Global Asset Management (Singapore) Ltd., UBS Global Asset Management (Taiwan) Ltd., UBS Global Asset Management (France) SA, UBS Global Asset Management (Deutschland) GmbH, UBS Global Asset Management (Italia) SIM SpA, UBS Espana S.A., UBS Global Asset Management (UK) Ltd. and UBS Global Asset Management Life Limited.

Transactions with the Company. The only transactions since the beginning of 2007 between the Company and its subsidiaries and holders of 5% or more of its stock of which the Company is aware are as follows:

UBS Global Asset Management is a subsidiary of UBS AG. UBS Realty Investors LLC, a subsidiary of UBS Global Asset Management, manages a portion of the pension plan assets in the Burlington Northern Santa Fe Master Retirement Plan. During 2007, the Company paid approximately $917,000 for these services. In addition, UBS Global Asset Management (Canada) Co. manages the Canadian pension plan assets of the Company. During 2007, the Company paid approximately $32,000 in Canadian Dollars for these services.

NetJets Inc. is a subsidiary of Berkshire Hathaway Inc. In 2007, we paid NetJets approximately $1,221,000 for aircraft operating costs, flight specific direct operating costs and other fees incurred in connection with our fractional share ownership of a NetJets aircraft. We also paid Executive Jet Management, Inc., a subsidiary of NetJets, approximately $3,519,000 for aircraft operations management services. MidAmerican Energy Company is also a subsidiary of Berkshire Hathaway. In 2007, we paid MidAmerican approximately $3,154,000 for natural gas and electricity. We provide transportation services to certain subsidiaries of Berkshire Hathaway Inc., including Acme Brick Company, Johns Manville Corporation and PacifiCorp. In 2007, we earned revenues of approximately $127,000, $1,880,000, and $18,917,000, respectively, for transportation services provided to these companies. In 2007, Burlington Northern Santa Fe Insurance Company, Ltd., a wholly owned subsidiary of BNSF, entered into insurance transactions with Berkshire Hathaway International Insurance Limited, a subsidiary of Berkshire Hathaway Inc., totaling $2,175,000. All of these relationships were in place prior to Berkshire Hathaway's acquisition of BNSF common stock. Also, all of these relationships were in the ordinary course of business and below a specified threshold, and therefore within a category of transactions determined by the Board not to have potential for improper benefit to a related person under our related person transaction policy described on page 7 of this proxy statement.

Ownership of Management

The following table shows, as of February 28, 2008, the number of shares of Company common stock beneficially owned by Directors, the executive officers named in the Summary Compensation Table and all Directors and executive officers of the Company as a group, with sole voting and investment power unless otherwise indicated. No individual Director or executive officer owned more than one percent of the outstanding common stock as of that date. Directors and executive officers as a group owned approximately 0.8% of outstanding shares.

Name of Beneficial Owner	Position	Ownership
Alan L. Boeckmann (1)	Director	11,775
Donald G. Cook (1)	Director	6,704
Vilma S. Martinez (1)(2)	Director	14,341
Marc F. Racicot (1)	Director	10,500
Roy S. Roberts (1)	Director	16,045
Matthew K. Rose (3)	Chairman, President and CEO, Director	1,670,801
Marc J. Shapiro (1)	Director	35,551
J.C. Watts, Jr. (1)	Director	11,197
Robert H. West (1)	Director	15,121
J. Steven Whisler (1)(4)	Director	16,334
Edward E. Whitacre, Jr. (1)	Director	20,164
Thomas N. Hund (3)	Executive Vice President and Chief Financial Officer	610,007
Carl R. Ice (3)	Executive Vice President and Chief Operations Officer	254,303
John P. Lanigan, Jr. (3)	Executive Vice President and Chief Marketing Officer	125,923
Roger Nober (3)	Executive Vice President Law and Secretary	12,834
Directors and Executive Officers as a Group (16 persons) (1)(2)(3)(4)		2,883,856

(1) The amounts reported include shares of restricted stock and RSUs issued under the Non-Employee Directors' Stock Plan as follows: each of Messrs. Boeckmann, Racicot, Roberts, Shapiro, Watts, West, Whisler, Whitacre and Ms. Martinez—10,500; Mr. Cook—6,684; and all non-employee Directors as a group—101,184 .

The amounts reported include shares which may be acquired through presently exercisable stock options and stock options which will become exercisable within 60 days of February 28, 2008, under the Non-Employee Directors' Stock Plan (or a predecessor plan) as follows: Mr. Shapiro—18,000; and all non-employee Directors as a group—18,000.

In addition to the shares reported, certain Directors held phantom stock units payable in cash under the Deferred Compensation Plan for Directors, as follows: Mr. Cook—146; Mr. Whitacre—1,232; Mr. Whisler—11,598; and all non-employee Directors as a group—12,976.

(2) Includes 473 shares that Ms. Martinez holds through a retirement plan.

(3) The amounts reported include shares of restricted stock and RSUs held by executive officers as follows: Mr. Rose—182,763; Mr. Hund—27,047; Mr. Ice—30,550; Mr. Lanigan—20,711; Mr. Nober—5,000; and all executive officers as a group—273,538, and also include RSUs payable in stock held by executive officers pursuant to the Burlington Northern Santa Fe Senior Management Stock Deferral Plan as follows: Mr. Rose—114,213; Mr. Hund—14,147; and all executive officers as a group—133,527.

The amounts reported include shares which may be acquired through presently exercisable stock options and stock options which will become exercisable within 60 days of February 28, 2008, as follows: Mr. Rose—1,292,513; Mr. Hund—395,217; Mr. Ice—162,541; Mr. Lanigan—64,068; Mr. Nober—7,834; and all executive officers as a group—1,937,481.

The amounts reported include share equivalents credited under the Investment and Retirement Plan, a 401(k) plan, as follows: 1,457 for Mr. Rose; and 4,686 for all executive officers as a group.

(4) Includes 4,994 shares in which Mr. Whisler shares voting and investment power as co-trustee and co-beneficiary of a family revocable trust.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis explains the material elements of the compensation of our named executive officers. Our named executive officers are Matthew K. Rose, our Chairman, President and CEO; Thomas N. Hund, our Executive Vice President and Chief Financial Officer; Carl R. Ice, our Executive Vice President and Chief Operations Officer; John P. Lanigan, our Executive Vice President and Chief Marketing Officer; and Roger Nober, our Executive Vice President Law and Secretary.

What are the objectives and principles of our named executive officers' compensation?

Our vision for the Company is to realize the tremendous potential of the Company by providing transportation services that consistently meet our customers' expectations, while maximizing the value of the Company for our shareholders. Our named executive officers' compensation is designed to focus on specific annual and long-term objectives that we believe will help the Company realize its vision. The following description explains the objectives of our named executive officers' compensation:

- *Achieving Strong Performance*: Our goal is to achieve strong annual and long-term business performance that will maximize the long-term value of the Company. To that end, we emphasize performance-based compensation that provides greater rewards for stronger performance. We consider the Company to have performed well if, in addition to producing strong financial returns, we excel in the areas of customer service and safety.
- *Alignment with Shareholders*: We seek to align the interests of the named executive officers with those of our shareholders by rewarding the named executive officers for long-term growth in the value of the Company's stock and by encouraging them to hold significant amounts of our equity.
- *Alignment of Executive Goals and Workforce Goals*: We seek to align the goals of the named executive officers with those of our approximately 5,800 salaried employees and approximately 9,000 of our unionized employees by using the same framework for compensation and performance measures for all groups.
- *Attracting and Retaining Valuable Employees*: We believe that the compensation for our named executive officers should enable us to compete for first-rate executive talent with companies in other industries, as well as other railroads, and to retain named executive officers for a significant period after we hire them.

What are the components of our named executive officers' compensation and how do they reflect the objectives and principles described above?

The components of our named executive officers' compensation are base salaries, annual cash incentive compensation, long-term equity incentive compensation, executive stock ownership guidelines, retirement and deferred compensation programs, health benefits, perquisites and change in control and severance policies.

In this Compensation Discussion and Analysis, we will first address a few of the significant changes we have made to the components of our named executive officers' compensation to reflect both the objectives and principles described above and prevalent compensation practices. Then we will provide more detail about the various components and explain their roles in implementing the objectives and principles.

What changes have recently been made to the Company's compensation practices?

Over the past several years, there have been many changes in prevalent practices in executive compensation. On at least an annual basis, we review our compensation practices in light of prevalent practices. For example, in July 2007, the Company's management, Hewitt Associates, LLC (Hewitt) and Towers Perrin conducted a study of prevalent compensation practices of Fortune 100 and 200 companies. Based on our reviews, we make changes to our compensation practices when we believe that such changes would be consistent with our goals of rewarding performance and retaining talented employees. The following is a summary of some of the compensation changes that the Company has implemented in recent years. These changes are described in more detail on pages 34-35.

- Effective in 2008, we have capped bonuses payable under our annual incentive compensation plan, and we have increased the award payable at the threshold level of performance under the plan.
- In 2007, we increased the proportion of performance-based equity awards that we grant, in contrast to awards that vest based solely on time. Beginning in 2008, the vesting of our performance-based equity awards will depend on the Company's performance over a three-year period, rather than only in the third year after grant of the awards, as was the case previously.
- In 2005, we ceased granting stock options with a reload feature and we terminated a program pursuant to which senior managers were permitted to exchange a portion of their base salaries for stock options.
- In 2005, we ceased allowing deferrals of restricted stock awards and gains from the exercise of stock options.
- Effective January 1, 2008, we ceased providing financial counseling and annual medical examination benefits to our named executive officers.
- Effective December 31, 2007, we modified the change in control agreements for the named executive officers to reduce the amount of cash severance payments payable and add a cutback feature to the excise tax gross-up provision.
- In 2006, we modified our equity awards to provide for "double trigger," rather than "single trigger," vesting in the event of a change in control.
- In 2008, we implemented a "clawback policy" pursuant to which the Board may recoup the compensation of certain employees in certain circumstances if our financial statements are restated.
- Beginning in 2009, the total compensation of our CEO will be determined by the independent Directors of the Board, and total compensation of the other named executive officers will be determined by the Compensation Committee.

Do we use market survey data in establishing base salaries and target incentive opportunities?

Yes. To further our objective of attracting and retaining valuable employees, we use general industry and railroad industry survey data provided by compensation consultants. For purposes of setting 2007 compensation, this data was provided by three compensation consulting firms, Hewitt, Towers Perrin and the Hay Group. The consultants provide us with information about the compensation practices of a group of companies that are in a cross section of industries, excluding the financial services sector, that have revenues comparable to the Company's revenues. Other companies are considered to be comparable if their revenues are between $10 and $18 billion. Our revenues in 2007 were $15.8 billion. Our comparator group does not primarily consist of transportation companies because we compete for executive talent with a variety of industries. We do, however, review and take into account compensation information reported by other major railroads in their proxy disclosures.

The information provided to us by our consultants regarding our comparator group consists of statistics regarding the group as a whole, rather than information on a company-by-company basis. This methodology is used in order to inform us about prevalent compensation practices at other companies without allowing us to select particular companies or industries to which to compare our compensation, which might produce an unrepresentative result.

The following is a list of the companies that were included in the comparator group that we used in establishing 2007 compensation for the named executive officers:

7-Eleven, Inc.
Accenture Ltd.
The AES Corporation
American Electric Power Company, Inc.
Amgen Inc.
Anheuser-Busch Companies, Inc.
Apple Inc.
ARAMARK Corp.
Arrow Electronics, Inc.
AstraZeneca PLC
Avnet, Inc.
BASF Corporation
CBS Corporation
CHS Inc.
Colgate-Palmolive Company
ConAgra Foods, Inc.
Consolidated Edison, Inc.
Constellation Energy Group, Inc.
Devon Energy Corporation
Duke Energy Corporation
Eastman Kodak Company
Eaton Corporation
Edison International
Eli Lilly and Company
Emerson Electric Co.
Entergy Corporation
Exelon Corporation
First Data Corporation
FirstEnergy Corp.
Fluor Corporation
FPL Group, Inc.
Freightliner LLC
The Gap, Inc.
General Mills, Inc.
Illinois Tool Works Inc.
Ingersoll-Rand Company Limited
Kellogg Company
Kimberly-Clark Corporation
Kohl's Corporation
Lear Corporation
Lenovo Group Limited
Loews Corporation
LVMH Louis Vuitton Moet Hennessy, S.A.
Marriott International, Inc.
Mars, Incorporated
Masco Corporation
Medtronic, Inc.
National City Corporation
Nestle SA
Nike, Inc.
Nortel Networks Corporation
Northwest Airlines Corporation
Occidental Petroleum Corporation
ONEOK, Inc.
PACCAR Inc.
PG&E Corporation
PPG Industries, Inc.
Progress Energy, Inc.
Public Service Enterprise Group Incorporated
Pulte Homes, Inc.
Qwest Communications International Inc.
Schlumberger Limited
Sempra Energy
Solectron Corporation (acquired by Flextronics International Ltd. in October 2007)
The Southern Company
Staples, Inc.
Sun Microsystems, Inc.
Tesoro Corporation
Texas Instruments Incorporated
Textron Inc.
Time Warner Cable Inc.
TXU Corp. (now known as Energy Future Holdings Corp.)
Union Pacific Railroad Company
United Air Lines, Inc.
United Services Automobile Association
Unites States Steel Corporation
Visteon Corporation
Waste Management, Inc.
Whirlpool Corporation
The Williams Companies, Inc.
Xerox Corporation

We generally establish base salaries, annual cash incentive opportunities and long-term equity incentive opportunities at levels such that, if our performance goals are met at target levels, total direct compensation for each named executive officer—base salary, annual cash incentive compensation plus long-term equity incentive compensation—would approximate the 60th percentile of the total direct compensation for comparable positions in our comparator group. We target the 60th percentile to better align our compensation with the compensation provided by our direct railroad competitors, which provide somewhat higher total compensation than the companies in our comparator group. In addition, the mix of our compensation, like that of our direct railroad competitors, is somewhat lower in base salary and somewhat higher in equity than the comparator group. Furthermore, while the practice of some companies in the comparator group is to grant a portion of equity-based awards that provide value regardless of stock price appreciation or performance (i.e., time-based only awards), all the annual awards the Company granted in 2007 will provide value only if our stock price increases or certain performance targets are met. Because our higher proportion of equity and of performance-based awards results in more compensation being at risk, we think it is reasonable to target a higher percentile overall.

While we use market survey data as a guide in establishing compensation, we consider other factors as well, as described in this Compensation Discussion and Analysis. Therefore, the actual targeted total direct compensation for any individual named executive officer may deviate from the 60th percentile level of our comparator group. The targeted 2007 total direct compensation of each named executive officer was between 100% and 106% of the total direct compensation paid to individuals in comparable positions at companies in the 60th percentile of our comparator group. Despite the difference in compensation between the CEO and the other named executive officers, and the difference in procedures for establishing their compensation, the compensation of all the named executive officers reflects the same components and is set based on the same policies.

How are base salaries determined?

The Compensation Committee generally reviews and adjusts base salaries each year. In setting base salaries, the Compensation Committee considers the prior year's base salaries, relativity in pay among executive officers and job responsibilities, as well as market survey data as described above. In 2007, the CEO's base salary was increased by 3.2% and the base salaries of the other named executive officers (other than Mr. Nober, who was hired in 2007) were increased by 3.5%. These increases were determined primarily based on increases among companies in our comparator group and were consistent with company-wide increases in base salaries. Mr. Nober's initial base salary, as well as his initial target annual incentive compensation level, was set based on market survey data for executives in similar positions in our comparator group.

How is annual incentive compensation generally determined?

The Company's annual cash incentive program, the Incentive Compensation Plan, is designed to motivate executives and to reward them for achievement of certain annual financial and operational performance objectives. We designed the plan so that the annual incentive awards granted under it would qualify as performance-based compensation and therefore be tax-deductible by the Company under Section 162(m) of the Internal Revenue Code. The Incentive Compensation Plan establishes the maximum bonus amount payable to each participant for the year, based on the achievement of an initial performance goal. If the initial performance goal is achieved, the Compensation Committee then has the discretion to reduce the bonus amounts payable based on the achievement of other performance goals, described below.

In setting target cash awards under the Incentive Compensation Plan, the Compensation Committee considers, in addition to market survey data, relativity in incentive cash awards among executive officers and job responsibilities and the prior year's target cash awards. Since actual Incentive Compensation Plan payouts vary with Company performance, prior years' actual Incentive Compensation Plan payouts are not used as a factor in establishing target payment levels for the current year.

In 2007, the target annual incentive compensation levels of the named executive officers (other than Mr. Nober, who was hired in 2007) were increased by 3% over the target annual incentive compensation levels for 2006. These increases were determined primarily based on increases among companies in our comparator group and were consistent with increases in target annual incentive compensation for our other salaried employees. The 2007 target annual incentive compensation levels for the named executive officers were as follows: Mr. Rose, $1,388,000; Mr. Hund, $410,000; Mr. Ice, $452,000; Mr. Lanigan, $436,000; and Mr. Nober, $275,000.

The maximum payout amounts under the Incentive Compensation Plan for 2007 were $3,500,000 for Mr. Rose and $2,000,000 for each other named executive officer. These maximums were chosen because they were approximately equal to the payout amounts that corresponded to the highest level of achievement of the other performance goals considered by the Compensation Committee that could have realistically been attained.

What were the performance measures used for the Incentive Compensation Plan in 2007? Why were they chosen?

The initial performance measure that determined whether any payments would be made to the named executive officers under the Incentive Compensation Plan for 2007 was net cash provided by the Company's operating activities. This measure was chosen because it is indicative of our ability to provide value to our shareholders through dividends and share repurchases, to reinvest in our business and to meet our ongoing debt service obligations. The goal for net cash provided by our operating activities was set at $2.0 billion, which represents a basic threshold of the Company's financial health required to meet our long-term obligations to shareholders, customers and creditors.

Since the net cash goal for 2007 was met, the Compensation Committee then determined actual payouts for the named executive officers based on the Company's performance against three other measures: earnings per share, velocity and safety. We chose these measures because:

- Earnings per share (EPS) is one of the most significant measures of the Company's performance from the viewpoint of our shareholders. Certain unusual and significant transactions, both positive and negative, may be excluded from EPS. In 2007, incentive compensation payouts for our employees other than the named executive officers were adjusted upward from the amounts otherwise payable to better reflect EPS adjusted for certain items not deemed under their control. Such adjustments were not taken into consideration in calculating EPS for purposes of determining named executive officer payments for 2007.

- Velocity measures how efficiently the Company utilizes its assets. We used velocity as a measure because the higher our velocity, the more efficiently we can operate and therefore provide reliable service to our customers. Velocity is composed of six different components, which we explain below.
- The safety measures demonstrate our concern for employee and community well-being, noting that our operations involve certain inherent dangers. We believe that by focusing on safety goals, we can reduce injuries among our customers and employees. Safety is measured based on the frequency and severity of personal injuries to our employees and the amount of work hours lost due to injuries, which is a standard used by the Federal Railroad Administration.

The use of the above measures furthers our objective of aligning executive and workforce goals, since the same general framework is used to determine incentive payouts for our other salaried employees and approximately 9,000 of our unionized employees, as well as the performance-based match to our qualified defined contribution plan (which covers all our salaried employees).

How were the threshold, target and maximum levels for the performance measures for the 2007 Incentive Compensation Plan chosen?

Each goal, and each component of the goals with multiple components, is assigned a weighting that determines the impact of the goal on the targeted total payment amount. Each goal has a specific threshold and target level of performance, set at the beginning of each year.

Meeting the threshold level of performance for a goal component produces an award of 15% of the target payment amount for that goal component. Threshold levels for 2007 were generally set at the actual results for 2006, as adjusted for unusual items and general market conditions, to create an incentive to at least maintain the prior year's performance. Because the personal injuries component of the safety goal for 2006 was not satisfied at the threshold level of performance, the 2007 threshold level for the personal injuries component was set at a more challenging level than the 2006 achievement. In addition, the velocity components of agricultural and merchandise car miles per day and intermodal container and trailer transit days were adjusted to exclude certain unusual items that the Company did not anticipate to be recurring items.

Meeting the target level for a goal component produces an award of 100% of the target payment amount for that goal component. Targets are generally set at levels of performance that represent our desired levels of performance for the Company but that are also achievable, so that we can retain, motivate and reward the broad groups of employees subject to the goals. Targets for 2007 were set at levels that were 2-15% better than the threshold levels. The percentage improvement to threshold that we chose in setting the target level for each goal component was based on our desired degree of improvement in the component for 2007, and also took into account aspects of the business environment that we thought might affect our ability to achieve the desired degree of improvement.

Levels of performance corresponding to payment amounts other than threshold and target can be generally derived by linear interpolation based on the threshold and target performance levels and corresponding payment amounts. There was no maximum payment amount for the EPS goal in 2007 (other than the overall plan dollar amount limitations described above). The velocity payment was capped at 200% of the target payment amount. The safety goal could not produce a payment at more than 200% of the target payment amount unless the threshold level for the EPS goal was met.

The Compensation Committee retains the discretion to make payments under the Incentive Compensation Plan that are greater or less than the payments the EPS, velocity and safety results would produce, subject to the overall plan maximums described above.

What were the performance results for the 2007 Incentive Compensation Plan?

For 2007, the EPS goal was weighted at 55% of the targeted total payment amount, with a target of $5.68 and actual achievement of $5.10.

The velocity goal for 2007 had an aggregate weighting of 30% of the targeted total payment amount, consisting of a 5% weighting for each of six components. Each component was measured on a quarterly basis. Following is a summary of the target and actual improvement for each of the components of velocity:

Component	Quarterly Target Improvement or Range of Improvement Over Prior Year	Quarterly Actual Improvement or Range of Improvement Over Prior Year
Locomotive average miles per day	2.6%	0% to 2.3%
Agricultural car average miles per day	0.9% to 4.9%	0% to 11.3%
Merchandise car average miles per day	2.2% to 6.7%	1.6% to 10.0%
Consistency of coal train sets meeting the coal service plan	3.0%	0% to 6.8%
Number of days transit for an intermodal container	0.6% to 2.3%	1.8% to 9.0%
Number of days transit for an intermodal trailer	1.0% to 1.9%	0% to 5.8%

The safety goal for 2007 had an aggregate weighting of 15% of the targeted total payment amount, consisting of a 5% weighting for the personal injuries component and a 10% weighting for the lost and restricted time component. Following is a summary of the target and actual improvement for each of the components of safety:

Component	Target Improvement Over Prior Year	Actual Improvement Over Prior Year
Personal injuries	21.3%	0%
Lost and restricted time	8.9%	0%

Based on the performance results described above, payments to the named executive officers under the Incentive Compensation Plan were made at 44% of the target levels for 2007. The dollar values of the payments made are shown in the Summary Compensation Table.

What types of long-term equity incentive compensation do the named executive officers receive?

The Company provides a substantial portion of named executive officer compensation in the form of equity-based awards. Such awards serve to encourage our executives to create value for the Company over the long-term, which also aligns the interests of our named executive officers with the interests of our shareholders. The Company's annual grants typically consist primarily of stock options, performance-based RSUs and performance stock. (As explained below, prior to 2007, we regularly granted time-based RSUs as well.) An RSU represents the right to receive a share of Company common stock at the end of a vesting period if and to the extent that certain service requirements are met and, in the case of performance-based RSUs, predetermined performance goals are achieved. Performance stock consists of additional shares of vested Company common stock that are delivered at the end of a performance-based RSU's vesting period only if the Company's achievement of the performance goals for the performance-based RSU exceeds the target performance level.

For 2007, the Company aimed to approximate a long-term incentive value mix of 50% from stock options and 50% from performance-based RSUs (not including performance stock). This mix is consistent with recent trends in long-term incentive compensation among Fortune 100 companies, as illustrated to us by studies done by Hewitt and Towers Perrin.

How do we determine the amount of long-term equity compensation to grant to the named executive officers?

In determining the amount of long-term equity incentive compensation to grant, the Compensation Committee generally considers, in addition to market survey data, retention goals, relativity among executives and job responsibilities, and the value of prior years' long-term equity incentive awards on the dates of grant of those awards. We also consider the appropriate balance between cash and equity compensation, based on the relative merits of cash and equity as a device for retaining and motivating named executive officers in light of the practices of other companies in our comparator group. Since actual long-term incentive award gains are designed to vary with Company performance, and so may eventually pay out at levels higher or lower than the target long-term incentive award levels, prior years' realized and unrealized incentive award gains are not used as a factor in establishing target award levels for equity or other compensation components. In 2007, the amount of long-term equity incentive compensation granted to our named executive officers was primarily set so that their targeted total direct compensation (base salary, target annual bonus and target long-term equity incentive compensation) was approximately equal to the total direct compensation paid to individuals in comparable positions at companies in the 60th percentile of our comparator group.

Why do we grant stock options to the named executive officers?

Stock options granted as part of our annual equity grants have an exercise price equal to the fair market value of the underlying stock on the date of grant and vest ratably over three years, thus providing value to the named executive officers only if our share price increases after the grant date and the named executive officers remain employed for a significant period of time. This serves to align their interests with our shareholders and helps us to retain these officers.

How do we determine payouts of performance-based RSUs and performance stock?

Since 2004, the Compensation Committee has established "return on invested capital" (ROIC) as the performance objective for performance-based RSUs and performance stock. ROIC is calculated by adding net income plus after-tax adjustments for interest expense on debt and accounts receivables sold and an estimate of the interest component of operating leases, and dividing the result by our average capitalization. Average capitalization is the average for the most recent preceding 13 month ends of equity, net debt, accounts receivable sold and the present value of operating leases. ROIC has been chosen as a performance measure for executive compensation because it measures our management's ability to drive revenue improvement, growth, efficiency and prudent capital spending.

Performance-based vesting of performance-based RSUs granted in 2007 and in prior years is determined in the third year after the year the applicable RSUs were granted based on ROIC in the prior year, although the awards do not time-vest until April or May of the third year after their grant. In setting the goals for ROIC, the Compensation Committee reviews the economic environment and considers any improvements the Company expects to make.

For each year's grant, a threshold, target and maximum goal for ROIC is set. At threshold performance or below, none of the performance-based RSUs will performance-vest. At target performance, all of the performance-based RSUs will performance-vest. To the extent that performance exceeds the target level, vested shares of performance stock will be granted (subject to continued employment). If performance exceeds target for performance-based RSUs granted in 2005 or 2006, performance stock will be granted in an amount up to a maximum number of shares equal to the number of performance-based RSUs granted. If performance exceeds target for performance-based RSUs granted in 2007, performance stock will be granted in an amount up to a maximum number of shares equal to one-half the number of performance-based RSUs granted..

For performance-based RSUs granted in 2005, 2006 and 2007, the threshold goal was set at a level that would lead to a high probability of achievement, based on the Company's performance, market conditions at the time of setting the goal and anticipated changes. The target goal was set at a level that represents approximately a 10 — 15% relative improvement in ROIC above the threshold goal, and the maximum goal was set at a level that represents approximately an additional 10% relative improvement in ROIC above the target goal. The improvement needed to meet the target goal requires significantly greater performance than required to meet the threshold goal. The additional improvement needed to meet the maximum goal is more difficult to achieve than the corresponding improvement required between threshold and target, and requires exceptional performance. ROIC in 2007, which determined the number of performance-based RSUs granted in 2005 that performance-vested, was higher than the target goal but less than the maximum goal. The shares that have performance-vested (which include shares of performance stock) will time-vest in May 2008, subject to continued employment.

When do we grant time-based restricted stock and RSUs to the named executive officers?

We occasionally grant time-based RSUs in special circumstances for the purpose of encouraging certain executives to remain with the Company. Mr. Ice received a special retention grant of restricted shares in 2004 in consideration for his significant contributions to the Company and based on our determination that he was particularly marketable to other railroads and important to retain over the long-term. Messrs. Lanigan and Nober received special hiring grants of restricted stock and RSUs, respectively, so that they would more quickly have a stake in the Company's performance and an incentive to remain employed.

What are our general practices regarding the granting of options and other equity-based awards?

The Company generally makes grants of equity-based compensation to our named executive officers and other senior management on an annual basis. Since 2002, the effective date of the annual grants has been two days after we announce earnings for the first fiscal quarter of the year. We use this date so that the public has time to analyze our earnings data and the market price of our stock can reflect the most recently available financial information. In addition, using a grant date after our annual meeting provides for consistency across years when shareholder approval is required at an annual meeting for additional shares to be made available under our plans or other significant plan amendments.

The Compensation Committee usually also grants equity-based awards in connection with the initial hiring of a new named executive officer, in order to attract the named executive officer to the Company. The Compensation Committee retains the discretion to grant additional equity-based awards to named executive officers for retention purposes or otherwise.

All option awards made to our named executive officers, or any of our other employees or Directors, are made pursuant to our 1999 Stock Incentive Plan, with an exercise price equal to the fair market value of our common stock on the date of grant.

Do the named executive officers have stock ownership guidelines?

Yes. One of the key objectives of our executives' compensation is alignment of our executives' financial interests with the long-term interests of our shareholders. We believe that this can best be achieved by ensuring that executives are shareholders and have a significant financial interest in the Company. In 2007, the CEO was expected to own and retain a minimum number of shares totaling in value to five times his base salary, and each other named executive officer was expected to own and retain a minimum number of shares totaling in value to three times his base salary. Each named executive officer has three years from his hire date into a position subject to stock ownership guidelines to accumulate shares equal in value to each multiple of base salary required to be held in shares, with prorated requirements applying each year. In addition to shares held outright by the named executive officer or a dependent, shares that count towards stock ownership goals include those held in the Company's qualified defined contribution retirement plan, as well as time-based restricted stock and time-based RSUs. Shares underlying options and unvested performance-based awards are not counted for this purpose. The Compensation Committee reviews executive stock ownership program compliance annually, and all named executive officers were in compliance as of December 31, 2007.

To complement our executive stock ownership guidelines, we have implemented an insider trading policy that, in addition to preventing executives from trading Company shares based on inside information that they have learned about the Company through their positions as executives, also prevents them from engaging in securities transactions that would hedge against the risk of a decline in the Company's stock price.

What types of retirement and deferred compensation programs do we maintain?

We maintain several retirement plans for our employees, including the named executive officers. We provide defined benefits under the Retirement Plan, a funded and tax-qualified defined benefit pension plan that provides benefits to all our salaried employees, and the Supplemental Retirement Plan, a non-tax-qualified defined benefit pension plan that provides benefits above the limits permitted by federal tax law for the Retirement Plan to approximately 240 of our senior managers. The Compensation Committee believes that these plans serve an important role in the retention of the named executive officers, as the benefits earned under them are based partly on number of years of service with the Company.

We provide defined contribution retirement benefits through the Investment and Retirement Plan, our 401(k) plan, a tax-qualified defined contribution plan that permits all our salaried employees, including the named executive officers, to contribute a portion of their pay to the plan on a pre-tax basis, and the Supplemental Investment and Retirement Plan, a non-tax-qualified defined contribution plan that provides benefits that cannot be provided under our 401(k) plan due to limits imposed by federal tax law to approximately 240 of our senior managers. The Company provides matching contributions under these plans, including a performance-based match based on the same measures used under the Incentive Compensation Plan. These plans encourage our employees to save their cash compensation in a manner that is relatively tax efficient. In addition, they serve as a retention tool because of the vesting requirement for matching contributions, and they further our performance goals because of the performance match. As mentioned above, the performance match also helps us accomplish our objective of aligning the named executive officers' goals with the goals of our other employees, because it enables all our salaried employees to benefit from years with strong Company performance.

The Company has entered into individual retirement benefit agreements with Messrs. Rose and Lanigan, which will provide additional defined benefit retirement benefits to them. We provided Mr. Rose with his agreement shortly after he became CEO, because we viewed it as the most appropriate long-term retention vehicle for him at that time, given his age and compensation level. We entered into such an agreement with Mr. Lanigan to compensate him for pension benefits foregone by him when he left his previous employer.

Do we provide perquisites to the named executive officers?

The Company provides a very limited number of perquisites to our named executive officers. These arrangements fulfill particular business purposes. During 2007, we provided financial counseling services to the named executive officers to eliminate the personal distraction of financial planning so that they could focus their attention on the Company's business. This distraction could otherwise have been significant because of the many special legal rules that apply to the financial activities of public company executives. During 2007, we also provided annual medical examinations for our named executive officers to encourage physical fitness and early detection of medical problems.

Mr. Rose is permitted to use aircraft owned or leased by the Company for personal travel. The Compensation Committee believes that this use is in the best interests of the Company for several reasons, including that it permits Mr. Rose to minimize his travel time and thereby allows him to spend more time on Company business and that it protects the confidentiality of his travel and the Company's business. In addition, when Mr. Rose or other named executive officers travel on Company aircraft for business purposes, their family members may travel to or from the same destination if there is also a business purpose for the family members' travel. In cases where the Company requires a named executive officer's spouse or family member to attend a business function, the Company makes a gross-up payment to the named executive officer to cover any personal income tax attributed to the spouse or family member's travel. To the extent that Mr. Rose and his family's personal use of Company aircraft results in taxable income to him, the Company does not provide any such gross-up payments.

Do named executive officers participate in a severance plan?

Yes. Named executive officers whose employment is involuntarily terminated by the Company for reasons other than cause may be eligible to participate in the same severance plan as other salaried, non-union employees. We believe that the severance plan promotes stability and retention among our salaried employees, including the named executive officers, by ensuring them that they will have a temporary source of income in the event their employment is terminated through no fault of their own. In 2006, we undertook a comparison of the benefits payable under the severance plan relative to the benefits payable under severance plans of other Fortune 1000 companies and other railroads. As a result of that study, we set the benefits payable under the severance plan at levels that would further our goal of employee stability and retention while considering market practices. The severance benefits available under the plan were not taken into account in determining the other types of compensation for our named executive officers, and the amounts of the other types of compensation provided did not affect the levels of severance benefits we chose.

Are the named executive officers parties to change in control agreements?

We have entered into a change in control agreement with each named executive officer that provides for benefits upon certain terminations of employment within 60 days prior to or up to 24 months following a change in control of the Company. By providing an enhanced severance benefit for executives in the event of termination following a change in control, the change in control agreements enable the executives to focus on the best interests of our shareholders during the critical time period surrounding a potential change in control, rather than on their own future employment prospects and financial security, and serve to ensure that our most important executives will not depart the Company when their continued services are essential. This effect is enhanced by the fact that the payments under the change in control agreements are triggered not only upon an involuntary termination of employment but also upon a voluntary termination following certain adverse changes that an acquirer could make to the terms and conditions of a named executive officer's employment (a termination for "good reason"). We view these adverse changes as similar to an involuntary termination.

We chose the specific change in control events that trigger payments under the change in control agreements, as well as the specific benefit levels under the agreements, in order to be consistent with prevalent market practice. These decisions were not taken into account in determining the other types of compensation for our named executive officers, and the amounts of the other types of compensation provided did not impact the change in control benefit levels we chose.

Do any of the other components of our named executive officers' compensation provide benefits upon a termination of employment or a change in control?

Yes. Our long-term equity incentive awards contain vesting triggers tied to an involuntary termination of employment without cause or a voluntary termination for good reason. They also contain vesting triggers tied to a change in control of the Company. Equity awards granted in 2006 and thereafter provide for "double trigger" vesting in the event of a change in control, which requires both a change in control and an involuntary termination of employment without cause or a voluntary termination for good reason in order for awards to vest in full. We have provided for this "double trigger" vesting with respect to a change in control primarily to promote retention of our employees. Pursuant to the change in control agreements for the named executive officers, however, equity awards will vest immediately upon a change in control if they are not replaced by "comparable" compensation as determined by the Board. We have included change in control vesting features in our equity incentive plans, as well as our change in control agreements, because equity-based awards are held by a broader group of employees than the individuals who are parties to change in control agreements.

We also maintain a trust to protect our employees from certain adverse actions with respect to our benefit plans and agreements that may be taken by an acquirer following a change in control.

What are the respective roles of the Compensation Committee, the Board, the named executive officers and our compensation consultants in establishing named executive officer compensation?

The Compensation Committee, the Board, the CEO and our compensation consultants each play a significant role in establishing and administering our executive compensation programs. As described above, compensation consultants provide the Compensation Committee and the CEO with market data about prevalent practices and recommendations for competitive compensation programs. With respect to 2008, the Compensation Committee has hired the consulting firm of Frederic W. Cook & Co., Inc. as its compensation consultant. For further information about the Company's and the Compensation Committee's compensation consultants, please see pages 11-12. The Compensation Committee then uses the information provided by the consultants to establish the framework of our compensation programs. In particular, it was the Compensation Committee's decision to target the 60th percentile of our comparator group for total direct compensation. The Compensation Committee also approves the annual performance goals under our Incentive Compensation Plan, although in 2007 the Board ratified the goals.

Within the framework of the compensation programs approved by the Compensation Committee, and based in part on the market survey data provided by our consultants, each year the CEO recommends the levels of base salary increases for the other named executive officers, their target Incentive Compensation Plan awards and their long-term incentive grants. The CEO also recommends any changes he thinks are necessary to the Company's compensation programs. To enable the CEO to make these recommendations, he generally attends portions of Compensation Committee meetings.

In order for the CEO's recommendations regarding cash compensation for the other named executive officers to be implemented, both the Compensation Committee and the Board must approve such recommendations. The Compensation Committee makes the final decisions regarding equity-based compensation for the other named executive officers, with input from the Board. In 2007, the Compensation Committee's and the Board's compensation decisions were consistent with the CEO's recommendations.

The Compensation Committee recommends, and the independent Directors of the Board determine, the CEO's cash compensation, and the Compensation Committee determines his equity-based compensation, with input from the Board.

None of the named executive officers plays a role in establishing his own compensation, although the Chief Financial Officer assists the Compensation Committee in setting the performance goals for incentive cash compensation and performance-based equity awards, which impact a broad group of employees that includes the named executive officers. The CEO leaves the Compensation Committee and Board meetings when his own compensation is being discussed.

How have our compensation practices changed in recent years?

As we described earlier, we have changed various components of our executive compensation program to address prevalent compensation practices. The following provides further detail about these changes.

Cash Incentive Compensation. Based on recommendations from a study done in July 2007 by the Company's management, Hewitt and Towers Perrin of prevalent compensation practices of Fortune 100 and Fortune 200 companies, payout amounts under the Incentive Compensation Plan will be capped at 200% of target levels beginning in 2008. This cap would have led to maximum payouts of $2,776,000 for Mr. Rose, $820,000 for Mr. Hund, $904,000 for Mr. Ice, $872,000 for Mr. Lanigan and $550,000 for Mr. Nober, based on 2007 target levels. As of 2008, meeting the threshold level of performance for a goal component under the Incentive Compensation Plan will produce an award of 25%, rather than 15%, of the target payment amount.

Equity Incentive Compensation. Until 2007, the Company made annual grants of time-based RSUs that vest over three years, subject to continued employment, in order to encourage retention. Until 2005, we also maintained an Incentive Bonus Stock Program, pursuant to which senior managers were permitted to elect to receive restricted stock in exchange for all or a portion of their annual incentive plan awards. Beginning in 2007, we stopped granting time-based RSUs, except in special circumstances, as described above, and we discontinued our Incentive Bonus Stock Program. We transitioned to performance-based RSUs and performance stock because the length of service-based vesting component of performance-based RSUs and performance stock encourages retention and the performance-based vesting component encourages a focus on our long-term financial goals.

We have recently terminated two compensation programs that related to stock options. Stock options granted to the named executive officers prior to February 28, 2005, generally include a reload feature designed to further the Company's stock ownership objectives. The Company has not granted any stock options with a reload feature since that date. In addition, some named executive officers have been granted stock options under our Salary Exchange Option Program, pursuant to which certain senior managers were permitted to elect to exchange a portion of their base salaries each year for a grant of nonqualified stock options. No new elections were permitted under the program after February 28, 2005, and no exchanges will be permitted after 2007.

Beginning in 2008, due to recommendations from the July 2007 study described above, the Company decided to use three-year average ROIC, rather than third-year ROIC, as the performance goal for performance-based RSUs. Three-year average ROIC reduces the impact of unusual fluctuations in the third year.

Beginning in 2008, we have decided to determine the fair market value of our common stock for purposes of setting the exercise price of stock options granted pursuant to our 1999 Stock Incentive Plan based on the closing price on the date of grant, rather than the mean between the high and low prices on the date of grant, which was our previous method. We made this change because of recommendations made in the July 2007 study discussed above.

Stock Ownership Guidelines. Prior to August 1, 2007, shares underlying unvested performance-based awards were counted for purposes of our executive stock ownership guidelines. The Company decided to stop counting shares underlying unvested performance-based awards because of recommendations from our compensation consultants regarding prevalent market practices. However, the Company determined that because of the combination of the transition away from granting annual time-based RSUs and the fact that performance-based awards do not vest until three years after grant, excluding performance-based awards would create a competitive disadvantage in recruiting and retaining executives. Therefore, the Company decided to deem executives to have met their stock ownership goals if they have held all of the after-tax shares that they received from restricted stock, RSUs and performance stock that vested after July 31, 2007, and from stock options that they exercised after July 31, 2007. In order to further encourage stock ownership, this special rule only applies if executives have paid the exercise price of stock options only with cash or previously acquired shares of stock.

Deferred Compensation. Our Senior Management Stock Deferral Plan previously allowed for the deferral of restricted stock awards and gains from stock options that were exercised with previously acquired shares of Company common stock. Due to recently imposed restrictions on deferred compensation under the Internal Revenue Code, the Company amended the plan to prohibit future deferrals, effective December 31, 2004.

Perquisites. Effective January 1, 2008, based on trends among other companies to limit perquisites, we ceased providing financial counseling and annual medical examination benefits to our named executive officers.

Change in Control Policies. We modified our change in control agreements for the named executive officers effective December 31, 2007, based on current market practices and survey data provided by our compensation consultants. We reduced the amount of cash severance payments from 2.99 times the sum of base salary and target annual incentive opportunity to two times this sum. Executives will also be entitled to an additional 0.5 times the sum of base salary and target annual incentive opportunity in consideration for their agreeing to certain non-competition and non-solicitation covenants for 12 months following their termination of employment. We also added a cutback feature to our excise tax gross-up provision, so that total payments will be reduced if a small reduction would result in no excise tax, and therefore no gross-up, being payable.

Prior to 2006, our equity awards provided for "single trigger" vesting in the event of a change in control, but we have modified our equity awards to provide for "double trigger" vesting, as described above.

Recoupment Policy. In 2008, the Board approved a policy allowing the Board to recoup any compensation paid under our Incentive Compensation Plan and any performance-based RSUs from a leadership team member (i.e., a vice president or above) where the performance compensation paid was predicated upon the achievement of certain financial results that were subsequently the subject of a material restatement, the person engaged in misconduct that caused the need for the material restatement, and a lower payment or lower performance-based equity award would have been made to the person based upon the restated financial results.

Approval of CEO Compensation. Beginning in 2009, the total compensation of our CEO will be determined by the independent Directors of the Board, and the total compensation of the other named executive officers will be determined by the Compensation Committee.

Do we consider the tax impact of the compensation that we provide?

Section 162(m) of the Internal Revenue Code limits the tax deductibility by a company of compensation in excess of $1 million paid to certain of its most highly compensated executive officers. However, performance-based compensation that has been approved by shareholders is excluded from the $1 million limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals.

While the tax impact of any compensation arrangement is one factor we consider, this impact is evaluated by the Compensation Committee in light of the Company's overall compensation philosophy and objectives. Our 1999 Stock Incentive Plan permits the grant of certain stock awards that meet the requirements of Section 162(m) and, hence, would be fully deductible. In addition, the Incentive Compensation Plan permits awards to meet the requirements of Section 162(m). However, the Compensation Committee believes there are circumstances in which the Company's and shareholders' interests may be best served by providing compensation that is not fully deductible and that its ability to exercise discretion outweighs the advantages of qualifying compensation under Section 162(m).

COMPENSATION AND DEVELOPMENT COMMITTEE REPORT ON 2007 EXECUTIVE COMPENSATION

This report is submitted by the Compensation and Development Committee of the Board of Directors.

The Compensation and Development Committee has reviewed the Compensation Discussion and Analysis prepared by management and discussed it with management and, based on the review and discussion, has recommended to the Board that it be included in this proxy statement.

Compensation and Development Committee:
Roy S. Roberts, Chairman
Donald G. Cook
J.C. Watts, Jr.
Edward E. Whitacre, Jr.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of each of our named executive officers for the fiscal years ended December 31, 2006, and December 31, 2007.

Name and Principal Position	Year	Salary(2)	Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(6)	All Other Compensation(7)	Total
Matthew K. Rose Chairman, President and Chief Executive Officer	2007	$1,132,083	$4,412,382	$4,113,794	$ 610,720	$ 217,504	$ 86,676	$10,573,159
	2006	$1,100,000	$5,895,455	$2,635,196	$2,196,751	$1,346,995	$192,356	$13,366,753
Thomas N. Hund Executive Vice President and Chief Financial Officer	2007	$ 503,375	$ 931,442	$1,042,007	$ 180,400	$ 21,469	$ 37,188	$ 2,715,881
	2006	$ 485,925	$1,181,193	$1,113,443	$ 648,740	$ 356,723	$ 67,348	$ 3,853,372
Carl R. Ice Executive Vice President and Chief Operations Officer	2007	$ 552,742	$ 970,120	$1,068,821	$ 198,880	$ 0	$ 44,194	$ 2,834,757
	2006	$ 533,650	$1,234,055	$1,346,248	$ 715,570	$ 374,513	$ 68,966	$ 4,273,002
John P. Lanigan, Jr. Executive Vice President and Chief Marketing Officer	2007	$ 531,500	$1,295,952	$ 642,807	$ 191,840	$ 0	$ 55,396	$ 2,717,495
	2006	$ 513,125	$1,552,367	$ 451,876	$ 689,490	$ 58,291	$ 63,558	$ 3,328,707
Roger Nober Executive Vice President Law and Secretary(1)	2007	$ 400,000	$ 251,160	$ 123,810	$ 121,000	$ —	$165,591	$ 1,061,561

(1) Mr. Nober was hired on January 1, 2007, and did not participate in the Retirement Plan or the Supplemental Retirement Plan in 2007.

(2) Under the Company's Salary Exchange Option Program, named executive officers were permitted to elect to exchange a portion of their base salaries each year for stock options. No stock options were granted under this program since 2005. Amounts of 2006 and 2007 salaries that were exchanged for stock options are included in the Salary column. The values of the stock options obtained thereby are also included in the Option Awards column, to the extent recognized as compensation cost in the relevant years.

(3) Amounts disclosed in the Stock Awards column relate to restricted stock, RSUs and performance stock granted in 2007 and in prior years. The amounts disclosed represent the Company's 2006 and 2007 compensation cost recorded in the financial statements for stock awards in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) (FAS 123R). These amounts do not correspond to the actual value that will be received by the named executive officers. Compensation cost for stock awards is recorded ratably over the vesting period using the grant-date fair value. In addition, compensation cost for performance-based awards is evaluated at the end of each reporting period and may be adjusted for changes in performance. See footnote 14 of the Company's financial statements included in the Company's Annual Report on Form 10-K for the assumptions made in determining FAS 123R values. Pursuant to Securities and Exchange Commission rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. There were no forfeitures of stock awards during 2006 or 2007.

(4) Amounts disclosed in the Option Awards column relate to stock options granted in 2007 and in prior years. The amounts disclosed represent the Company's 2006 and 2007 compensation cost recorded in the financial statements for option awards in accordance with FAS 123R. These amounts do not correspond to the actual value that will be received by the named executive officers. Compensation cost for option awards is recorded ratably over the vesting period using the grant-date fair value as determined by the Black-Scholes Option Pricing model. See footnote 14 of the Company's financial statements included in the Company's Annual Report on Form 10-K for the assumptions made in determining FAS 123R values. Pursuant to Securities and Exchange Commission rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. There were no forfeitures of option awards during 2006 or 2007.

(5) Amounts disclosed in the Non-Equity Incentive Plan Compensation column represent the amounts earned in 2006 or 2007, as applicable, pursuant to the annual Incentive Compensation Plan. Awards under the Incentive

Compensation Plan are paid in the year following the year in which they are earned, but are included in the Summary Compensation Table in the year in which they are earned.

(6) Amounts disclosed in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column for 2006 and 2007 represent the aggregate increase in the actuarial present value of the accumulated benefits under all the Company's defined benefit pension plans from the pension plan measurement date used for financial statement reporting purposes with respect to the Company's audited financial statements for 2005 or 2006, respectively, to the pension plan measurement date used for financial statement reporting purposes with respect to the Company's audited financial statements for 2006 or 2007, respectively. For Messrs. Ice and Lanigan, there were aggregate decreases of $17,844 and $21,587, respectively, due to discount rate changes, so $0 is shown in the column. For Mr. Rose, the amounts in the column also include $166 of deferred compensation earnings for 2006 and $242 of deferred compensation earnings for 2007. Earnings on deferrals of compensation pursuant to the Senior Management Stock Deferral Plan and the Supplemental Investment and Retirement Plan are not "preferential" or "above-market" as defined by Securities and Exchange Commission rules and thus are not included in this table, except for a sub-account for Mr. Rose in the Supplemental Investment and Retirement Plan, which earned $166 above 120% of the applicable 2006 long-term federal rate with compounding (as prescribed under Section 1274(d) of the Internal Revenue Code) at 6.151% in 2006 and $242 above 120% of the applicable 2007 long-term federal rate with compounding at 6.147% in 2007.

(7) The following table describes each component of the All Other Compensation column:

		Perquisites and Other Personal Benefits						
Name	Year	Financial Counseling(a)	Annual Medical Examination(b)	Personal and Family Travel(c)	Relocation Benefits(d)	Tax Reimbursements(e)	Company Contributions to Defined Contribution Plans(f)	Total
Matthew K. Rose	2007	$ 3,700	$1,800	$ 7,873		$ 4,941	$ 68,362	$ 86,676
	2006	$ 2,920	$1,800	$27,069		$ 3,323	$157,244	$192,356
Thomas N. Hund	2007	$ 8,300	$1,800	$ 1,416		$ 1,967	$ 23,705	$ 37,188
	2006	$ 8,200	$1,800	$ 3,055		$ 2,091	$ 52,202	$ 67,348
Carl R. Ice	2007	$ 9,500	$1,800	$ 1,403		$ 1,758	$ 29,733	$ 44,194
	2006	$ 4,784	$ —	$ 3,090		$ 2,201	$ 58,891	$ 68,966
John P. Lanigan, Jr.	2007	$ 9,500	$1,800	$ 429		$ 2,268	$ 41,399	$ 55,396
	2006	$ 9,500	$1,800	$ 2,243		$ 815	$ 49,200	$ 63,558
Roger Nober	2007	$13,620	$1,800	$ 313	$113,707	$22,501	$ 13,650	$165,591

(a) In 2007, named executive officers were entitled to Company-provided financial counseling or reimbursement for financial counseling of up to $9,500. A higher limit applied to Mr. Nober since he was a new employee. The Company has eliminated this benefit effective January 1, 2008.

(b) The aggregate incremental cost of Company-provided annual medical examinations was determined based on the rates charged by the provider of the examinations. Effective January 1, 2008, we no longer provide annual medical examinations.

(c) The amounts in this column include the value of Mr. Rose and his family members' personal travel on Company aircraft and the incremental value of the other named executive officers' family members' travel on Company aircraft during business trips. The value of the use of Company-owned or leased aircraft included in the table is calculated based on the incremental operating costs to the Company, such as fuel costs, mileage, trip-related maintenance, universal weather-monitoring costs, on-board catering, landing and ramp fees and other miscellaneous variable costs. Fixed costs that do not change based on usage, such as pilot salaries, any lease costs of the Company aircraft and the cost of maintenance not related to trips, are excluded. Expenses for spousal travel include additional incremental expenses associated with such travel that are paid or reimbursed by the Company.

(d) The amount in this column was paid to Mr. Nober to compensate him for the expenses that he incurred in relocating to Texas.

(e) The amounts in this column represent payments made to the named executive officers to cover any taxes on their income attributed to their family members' travel on corporate aircraft for business purposes and their relocation benefits. To the extent that Mr. Rose and his family's personal use of Company aircraft results in taxable income to him, the Company does not provide any such gross-up payments.

(f) The amounts in this column represent Company matching contributions to the Investment and Retirement (401(k)) Plan and the Supplemental Investment and Retirement Plan.

2007 GRANTS OF PLAN-BASED AWARDS TABLE

During fiscal year 2007, the named executive officers received several types of plan-based awards, as shown in the table below.

Name	Grant Date (1)	Date of Committee Action (2)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(3)			Estimated Future Payouts Under Equity Incentive Plan Awards(4)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Closing Price on Grant Date ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)(5)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Matthew K. Rose													
Incentive Compensation Plan			208,200	1,388,000	3,500,000								
Stock Options	4/26/2007	4/18/2007								158,200	88.77	87.85	3,668,658
	*5/1/2007	5/21/1999								10,415	87.36	86.57	127,167
	*5/1/2007	4/19/2001								34,335	87.36	86.57	614,253
	*12/7/07	4/19/2001								80,251	88.03	87.04	1,082,586
	*12/7/07	12/2/1998								1,135	88.03	87.04	8,830
Performance-based RSUs	4/26/2007	4/18/2007				593	59,300	88,950					5,264,061
Total													10,765,556
Thomas N. Hund													
Incentive Compensation Plan			61,500	410,000	2,000,000								
Stock Options	4/26/2007	4/18/2007								35,200	88.77	87.85	816,288
	*2/20/2007	4/18/2002								17,812	82.55	83.08	292,473
	*2/20/2007	4/18/2002								1,211	82.55	83.08	19,885
	*2/20/2007	4/16/2003								1,210	82.55	83.08	19,868
Performance-based RSUs	4/26/2007	4/18/2007				132	13,200	19,800					1,171,764
Total													2,320,278
Carl R. Ice													
Incentive Compensation Plan			67,800	452,000	2,000,000								
Stock Options	4/26/2007	4/18/2007								41,100	88.77	87.85	953,109
	*4/30/2007	4/21/2004								20,788	88.69	87.54	370,650
	*4/30/2007	4/21/2004								1,126	88.69	87.54	20,077
Performance-based RSUs	4/26/2007	4/18/2007				154	15,400	23,100					1,367,058
Total													2,710,894
John P. Lanigan, Jr.													
Incentive Compensation Plan			65,400	436,000	2,000,000								
Stock Options	4/26/2007	4/18/2007								39,000	88.77	87.85	904,410
Performance-based RSUs	4/26/2007	4/18/2007				146	14,600	21,900					1,296,042
Total													2,200,452
Roger Nober													
Incentive Compensation Plan			41,250	275,000	2,000,000								
Stock Options	4/26/2007	4/18/2007								23,500	88.77	87.85	544,965
Performance-based RSUs	4/26/2007	4/18/2007				88	8,800	13,200					781,176
Time-based RSUs	1/2/2007	12/6/2006							5,000				370,655
Total													1,696,796

(1) This column reflects the date grants were deemed to be made for purposes of FAS 123R. Reload option grants are marked with an asterisk.

(2) This column reflects the date grants were approved by the Compensation Committee. With respect to reload options not granted under the Salary Exchange Option Program, the date of Committee action is the date that the Compensation Committee granted the original option that had the reload feature. For reload options granted under the Salary Exchange Option Program, the date of Committee action is the date that the Compensation Committee established the Salary Exchange Option Program.

(3) These columns consist of awards made under the Incentive Compensation Plan for the 2007 fiscal year. The Threshold column represents the minimum amount payable when threshold performance is met. The Target column represents the amount payable if the specified performance targets are reached. The Maximum column represents the maximum amount payable under the plan. The actual awards earned with respect to the 2006 and 2007 fiscal years under the Incentive Compensation Plan are disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(4) These columns consist of performance-based RSUs granted for the 2007-2009 performance cycle. The Threshold column represents the minimum number of RSUs greater than zero that can vest under the plan. (Note that the Securities and Exchange Commission requires us to disclose in the Threshold column the number of awards that would vest at the lowest level of performance that would cause any vesting. We normally, however, refer to "threshold" as the highest level of performance that will not lead to any vesting. The Compensation Discussion and Analysis shows the threshold performance levels that are consistent with our normal usage of the term. The level of 2009 ROIC performance that would cause the numbers of RSUs to vest that are shown in the Threshold column of the above table is .01% greater than the threshold performance levels shown in the Compensation Discussion and Analysis.) The Target column represents the number of RSUs that will vest if the specified ROIC goal is reached. The Maximum column represents the maximum number of shares that will vest with respect to each grant, which consists of the sum of the total number of RSUs granted and a number of shares of performance stock equal to one-half the number of RSUs granted.

(5) This column represents the grant date fair value determined in accordance with FAS 123R, but excludes any forfeiture assumptions related to service-based vesting conditions, as prescribed by Securities and Exchange Commission rules. See footnotes 3 and 4 to the Summary Compensation Table for a discussion of the fair value calculation for options and RSUs.

NARRATIVE DISCLOSURE TO SUMMARY COMPENSATION TABLE AND 2007 GRANTS OF PLAN-BASED AWARDS TABLE

The following describes material features of the compensation disclosed in the Summary Compensation Table and the 2007 Grants of Plan-Based Awards Table.

Incentive Compensation Plan. Both tables show awards under the Incentive Compensation Plan, which provides annual performance-based cash awards. See the Compensation Discussion and Analysis for further details on the Incentive Compensation Plan.

Stock Options. Stock options shown in the tables include regular annual grants, which vest in three equal installments on the first three anniversaries of the grant date, subject to continued employment, remain exercisable for ten years and have an exercise price equal to the mean between the high and low quoted sales prices on the date of grant. They also include options granted pursuant to a reload feature of options granted in prior years. Named executive officers who exercise options granted prior to February 28, 2005, using previously acquired shares of the Company's common stock, are entitled to a grant of new options for a number of shares equal to the number of shares paid in the exercise. Reload options vest in full on the six-month anniversary of the grant date, subject to continued employment, have an exercise price equal to the mean between the high and low quoted sales prices on the date of grant, and expire under the terms of the original option grant. The Summary Compensation Table also reflects options granted in previous years under the Salary Exchange Option Program, as described in Footnote 2 to the Summary Compensation Table, and both tables reflect reload options granted with respect to such Salary Exchange Option Program options.

Time-based Restricted Stock and RSUs. The Summary Compensation Table includes the values of regular grants of time-based restricted shares and RSUs made in prior years that remain outstanding. The table also includes restricted stock granted in exchange for non-equity incentive plan awards under our former Incentive Bonus Stock Program. Both types of grants vest in full on the third anniversary of the grant date, subject to continued employment. In addition, the Summary Compensation Table and the Grants of Plan-Based Awards Table include certain special grants of restricted stock and RSUs. Mr. Ice received a special retention grant of 16,000 time-based restricted shares on April 29, 2004. Mr. Lanigan received a special hiring grant of 25,000 time-based restricted shares on January 15, 2003. Mr. Nober received a special hiring grant of 5,000 time-based RSUs on January 2, 2007. All three grants vest in full on the fifth anniversary of their respective grant dates, subject to continued employment.

Performance-based RSUs and Performance Stock. The equity incentive plan awards described in the tables consist of performance-based RSUs and performance stock, as described in the Compensation Discussion and Analysis. Shares underlying performance-based RSUs may not be voted, but holders of performance-based RSUs have the right to receive a cash payment equivalent to regular dividends with respect to their performance-based RSUs at such times and in such amounts as dividends are paid on the Company's common stock and, at the end of the vesting period, a cash payment equivalent to any extraordinary dividends paid during the vesting period. Shares of performance stock may not be voted until the performance stock is delivered at the end of the performance period, and holders of performance-based RSUs do not receive cash payments equivalent to dividends with respect to their rights to receive performance stock until the performance stock is delivered.

2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The table below provides information on the named executive officers' outstanding equity awards as of December 31, 2007.

	Option Awards(1)					Stock Awards(2)				
									Equity Incentive Plan Awards	
		Number of Securities Underlying Unexercised Options								
Name	Option Grant Date	Exercisable (#)	Unexercisable (#)	Option Exercise Price ($/Share)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(5)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(6)
Matthew K. Rose	4/25/2001	3,441	0	29.04	4/25/2011	2/16/2005	113,568	9,452,265		
	4/25/2002	3,629	0	27.55	4/25/2012	5/2/2005	99,840	8,309,683		
	4/25/2002	241,371	0	27.55	4/25/2012	4/27/2006	29,550	2,459,447	59,100	4,918,893
	4/24/2003	3,573	0	27.97	4/24/2013	4/26/2007			88,950	7,403,309
	4/24/2003	296,427	0	27.97	4/24/2013					
	4/29/2004	3,054	0	32.72	4/29/2014					
	4/29/2004	312,946	0	32.72	4/29/2014					
	*8/23/2004	10,441	0	35.03	1/1/2010					
	*4/8/2005	7,882	0	52.62	1/1/2010					
	5/2/2005	1,354	677	49.21	5/2/2015					
	5/2/2005	143,846	71,923	49.21	5/2/2015					
	*10/28/2005	24,079	0	59.89	1/12/2010					
	4/27/2006	415	830	80.17	4/27/2016					
	4/27/2006	54,652	109,303	80.17	4/27/2016					
	*10/30/2006	32,852	0	77.61	5/21/2009					
	4/26/2007	0	158,200	88.77	4/26/2017					
	*5/1/2007	10,415	0	87.36	5/21/2009					
	*5/1/2007	34,335	0	87.36	4/25/2011					
	*12/7/2007	0	1,135	88.03	1/20/2009					
	*12/7/2007	0	80,251	88.03	4/25/2011					
Thomas N. Hund	1/1/2003	53,100	0	26.20	1/1/2013	2/16/2005	33,528	2,790,535		
	4/24/2003	42,827	0	27.97	4/24/2013	5/2/2005	17,664	1,470,175		
	*11/25/2003	41,703	0	29.44	1/1/2010	4/27/2006	6,000	499,380	12,000	998,760
	4/29/2004	3,054	0	32.72	4/29/2014	4/26/2007			19,800	1,647,954
	4/29/2004	44,746	0	32.72	4/29/2014					
	*8/2/2004	2,837	0	35.25	1/12/2010					
	*8/2/2004	78,704	0	35.25	1/12/2010					
	1/1/2005	30,600	30,600	47.18	1/1/2015					
	5/2/2005	1,354	677	49.21	5/2/2015					
	5/2/2005	24,180	12,089	49.21	5/2/2015					
	*1/26/2006	1,311	0	76.21	4/25/2011					
	*1/26/2006	28,603	0	76.21	4/25/2011					
	4/27/2006	415	830	80.17	4/27/2016					
	4/27/2006	10,252	20,503	80.17	4/27/2016					
	*2/20/2007	1,210	0	82.55	4/25/2012					
	*2/20/2007	1,211	0	82.55	4/25/2012					
	*2/20/2007	17,812	0	82.55	4/25/2012					
	4/26/2007	0	35,200	88.77	4/26/2017					
Carl R. Ice	*12/11/2003	1,067	0	31.23	4/25/2012	4/29/2004	16,000	1,331,680		
	*12/11/2003	2,133	0	31.23	4/25/2011	5/2/2005	19,968	1,661,937		
	*12/13/2004	724	0	45.95	4/25/2011	4/27/2006	6,750	561,803	13,500	1,123,605
	5/2/2005	677	677	49.21	5/2/2015	4/26/2007			23,100	1,922,613
	5/2/2005	27,846	13,923	49.21	5/2/2015					
	*9/6/2005	8,722	0	54.08	1/1/2013					
	*9/6/2005	37,890	0	54.08	4/25/2012					
	*3/6/2006	2,997	0	78.66	1/1/2013					
	4/27/2006	415	830	80.17	4/27/2016					
	4/27/2006	11,919	23,836	80.17	4/27/2016					
	*5/1/2006	1,251	0	79.88	4/24/2013					
	*5/1/2006	18,953	0	79.88	4/24/2013					
	4/26/2007	0	41,100	88.77	4/26/2017					
	*4/30/2007	1,126	0	88.69	4/29/2014					
	*4/30/2007	20.788	0	88.69	4/29/2014					
John P. Lanigan, Jr.	5/2/2005	1,354	677	49.21	5/2/2015	1/15/2003	25,000	2,080,750		
	5/2/2005	26,380	13,189	49.21	5/2/2015	2/16/2005	37,848	3,150,089		
	4/27/2006	415	830	80.17	4/27/2016	5/2/2005	19,200	1,598,016		
	4/27/2006	11,252	22,503	80.17	4/27/2016	2/16/2006	6,461	537,749		
	4/26/2007	0	39,000	88.77	4/26/2017	4/27/2006	6,750	561,803	13,500	1,123,605
						4/26/2007			21,900	1,822,737
Roger Nober	4/26/2007	0	23,500	88.77	4/26/2017	1/2/2007	5,000	416,150		
						4/26/2007			13,200	1,098,636

(1) Each of the options shown in the table, other than reload options (which are marked with an asterisk), vests in three equal installments on the first three anniversaries of the grant date, subject to continued employment. Reload options vest in full on the six-month anniversary of the grant date, subject to continued employment.

(2) Each of the time-based restricted stock and RSU awards shown in the table vests in full on the third anniversary of the grant date, subject to continued employment, except that the awards granted to Mr. Ice on April 29, 2004, Mr. Lanigan on January 15, 2003, and Mr. Nober on January 2, 2007, vest in full on the fifth anniversary of their respective grant dates, subject to continued employment. Each of the performance-based RSU awards shown in the table vests in full on the third anniversary of the grant date, subject to continued employment and achievement of the applicable performance goals.

(3) In addition to awards that were initially granted as time-based restricted stock and time-based RSUs, this column also includes awards initially granted as performance-based RSUs that have become time-based RSUs because they are no longer subject to a performance condition, and performance stock that is no longer subject to a performance condition. Although these awards will not time-vest until May 2008, the applicable performance conditions were determined to be satisfied in January 2008 based on 2007 ROIC. The numbers of shares listed in the table with respect to these awards are the actual numbers that will be paid to the named executive officers in 2008 (assuming they remain employed until the vesting date).

(4) This column represents the market value of the restricted shares, RSUs and performance stock disclosed in the previous column based on the closing price of the Company's common stock on December 31, 2007, which was $83.23.

(5) This column represents performance-based RSUs and performance stock that will vest if and to the extent predetermined performance objectives tied to ROIC are achieved. The amounts disclosed represent the maximum amounts of RSUs and performance stock that will vest for each named executive officer.

(6) This column represents the market value of the performance-based RSUs disclosed in the previous column, based on the closing price of the Company's common stock on December 31, 2007, which was $83.23.

2007 OPTION EXERCISES AND STOCK VESTED TABLE

The table below sets forth certain information concerning stock option exercises during the 2007 fiscal year and restricted stock, RSU and performance stock vesting during the 2007 fiscal year for each named executive officer.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Matthew K. Rose	375,906	$21,930,221	146,298	$12,763,222
Thomas N. Hund	198,432	$ 9,251,231	32,348	$ 2,780,924
Carl R. Ice	119,720	$ 5,324,758	31,675	$ 2,753,587
John P. Lanigan, Jr.	18,800	$ 1,076,862	29,663	$ 2,580,392
Roger Nober	–	–	–	–

(1) The values in this column were calculated by multiplying the number of shares underlying each stock option by the difference between (a) the exercise price of the option and (b)(i) with respect to options the exercise price for which was paid in cash or previously acquired shares of stock, the average of the high and low prices of a share of the Company's common stock on the date of exercise and (ii) with respect to options exercised by broker-assisted cashless exercise, the price per share paid by the buyer in the broker's sale. The values reported are before payment of any applicable withholding tax and broker commissions.

(2) The values in this column were calculated by multiplying the number of shares acquired on vesting by the average of the high and low prices of a share of the Company's common stock on the vesting date. The values reported are before payment of any applicable withholding tax and broker commissions.

2007 PENSION BENEFITS

The table below sets forth certain information on the pension benefits, as of September 30, 2007, for the named executive officers.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(5)(6)
Matthew K. Rose	Retirement Plan(1)	15	$ 146,452
	Supplemental Retirement Plan (2)(3)	15	$6,469,157
Total			$6,615,609
Thomas N. Hund	Retirement Plan(1)	25	$ 412,116
	Supplemental Retirement Plan(2)	25	$2,201,983
Total			$2,614,099
Carl R. Ice	Retirement Plan(1)	29	$ 374,258
	Supplemental Retirement Plan(2)	29	$2,388,662
Total			$2,762,920
John P. Lanigan, Jr.	Retirement Plan(1)	5	$ 51,566
	Supplemental Retirement Plan(2)(4)	5	$ 721,302
Total			$ 772,868
Roger Nober(7)	Retirement Plan(1)	-	-
	Supplemental Retirement Plan(2)	-	-
Total			-

(1) An employee begins participating in the Retirement Plan after one year of service in a salaried position, with 60 months of service required in order to receive a benefit. All the participating named executive officers are vested in their benefits under the Retirement Plan. Normal retirement eligibility is at age 65. Early retirement eligibility is at age 55 with at least ten years of service. Benefits are reduced for early retirement, but an employee is eligible for unreduced benefits at age 62 if the employee would have earned at least 30 years of credited service by that age. The early retirement benefit reduction is 1/180th for each month between age 60 and the date unreduced benefits could be paid, and 1/360th for each month between ages 55 and 60. Benefit payments will commence at retirement. The form of benefit payment under the plan will be elected by each employee upon retirement. The forms of benefit payment include a basic life annuity, a life annuity with ten years of payment guaranteed and various survivor annuities. The plan provides an annual benefit accrual determined pursuant to the following formula: (a) the sum of (i) 0.3% of compensation (generally, salary plus Incentive Compensation Plan awards, determined on a monthly basis) up to the Social Security pay level, (ii) 0.8% of compensation greater than the Social Security pay level and less than the Railroad Retirement pay level and (iii) 1.4% of compensation greater than the Railroad Retirement pay level, multiplied by (b) years of credited service. The Social Security pay level is defined as the 35-year average of the Social Security taxable wage base, and the Railroad Retirement pay level is defined as the five-year average of the Railroad Retirement Tier II taxable wage base. Compensation taken into account and benefits payable under the Retirement Plan are subject to the limitations imposed on qualified plans under the Internal Revenue Code.

(2) The Supplemental Retirement Plan provides benefits above the limits permitted by federal tax law for the Retirement Plan, so that the total of the benefits provided by the two retirement plans is equal to the benefits that would be provided by the Retirement Plan if no tax limits were applied and certain compensation not counted as compensation for purposes of the Retirement Plan were counted. Participants will vest in their benefits under the Supplemental Retirement Plan at the same time as they vest in their Retirement Plan benefits. All the participating named executive officers are vested in their benefits under the Supplemental Retirement Plan. Benefit payments will commence upon retirement. The following distribution forms are currently in place for the named executive officers: Messrs. Rose and Lanigan, lump-sum payments, and Messrs. Hund and Ice, monthly installment payments over five years. In 2008, however, participants in the Supplemental Retirement Plan, including the named executive officers, will have the opportunity to change their distribution elections.

(3) The value shown for Mr. Rose in this row reflects both Mr. Rose's regular Supplemental Retirement Plan benefit and his retirement benefit agreement benefit. The agreement provides an additional benefit based on the following benefit formula: the sum of (a) 2.2% of compensation (generally defined as in the

Supplemental Retirement Plan) for each of the first 14 years of service, (b) 2.5% of compensation for each of the next three years of service, (c) 3.0% of compensation for each of the next three years of service and (d) 3.5% of compensation for each of the next four years of service, subject to a maximum benefit of 61.3% of compensation, which will be achieved after 24 years of service. The benefit is offset by benefits payable under the Retirement Plan, the regular Supplemental Retirement Plan formula and Railroad Retirement benefits. The resulting incremental benefit will be paid entirely from the Supplemental Retirement Plan in the same form and at the same time as regular benefits are provided under that plan. The provisions of the Retirement Plan with respect to early retirement will apply to Mr. Rose's benefits under the retirement benefit agreement, but for purposes of the early retirement reduction, Mr. Rose will be treated as if he would have completed 30 years of credited service on his 62nd birthday. Mr. Rose is vested in the additional benefits provided under his retirement benefit agreement, but he will forfeit them if his employment is terminated by the Company for cause.

(4) The value shown for Mr. Lanigan in this row reflects both Mr. Lanigan's regular Supplemental Retirement Plan benefit and an additional five years of credited service for purposes of computing his Retirement Plan benefit provided under his retirement benefit agreement. The resulting incremental benefit will be paid entirely from the Supplemental Retirement Plan. For purposes of the retirement benefit agreement, Mr. Lanigan will be eligible for early retirement at any time he has both attained age 55 and completed at least ten years of service. Mr. Lanigan vested in the additional benefits provided under his retirement benefit agreement on January 13, 2008, but will forfeit them if his employment is terminated by the Company for cause.

(5) For the assumptions used in these calculations, see footnote 13 to the Company's financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, except that for these purposes retirement is assumed to occur at the earliest age at which each executive can retire with unreduced benefits, and employment is assumed to continue until retirement. For 2007, the calculations use a discount rate of 6.0%. For those executives who have elected lump-sum or installment payments under the Supplemental Retirement Plan, a 6.15% discount rate is used in these calculations to determine the value of such benefits at the assumed retirement age, and the 6.0% discount rate is used to determine the current present value of the lump-sum or installment payments.

(6) No pension benefits were paid to any of the named executive officers in the last fiscal year.

(7) As of December 31, 2007, Mr. Nober was not yet a participant in the Retirement Plan or in the Supplemental Retirement Plan.

2007 NONQUALIFIED DEFERRED COMPENSATION

The table below sets forth certain information, as of December 31, 2007, on the nonqualified deferred compensation plans in which the named executive officers participate.

Name	Plan Name	Executive Contributions in Last Fiscal Year ($)(4)	Registrant Contributions in Last Fiscal Year ($)(5)	Aggregate Earnings in Last Fiscal Year ($)(6)	Aggregate Balance at Last Fiscal Year End ($)(7)(8)
Matthew K. Rose(3)	Supplemental Investment and Retirement Plan(1)	$184,143	$147,303	$ 164,050	$2,996,221
	Senior Management Stock Deferral Plan(2)	$ –	$ –	$1,075,886	$9,505,948
Total					
Thomas N. Hund	Supplemental Investment and Retirement Plan(1)	$132,330	$ 45,426	$ 137,239	$1,453,102
	Senior Management Stock Deferral Plan(2)	$ –	$ –	$ 133,265	$1,177,455
Total					
Carl R. Ice	Supplemental Investment and Retirement Plan(1)	$ 60,552	$ 48,483	$ 57,026	$ 905,515
Total					
John P. Lanigan, Jr.	Supplemental Investment and Retirement Plan(1)	$ 48,190	$ 41,858	$ 18,946	$ 375,454
Total					
Roger Nober	Supplemental Investment and Retirement Plan(1)	$ 5,500	$ 2,750	$ 0	$ 8,196
Total					

(1) The Supplemental Investment and Retirement Plan provides benefits that cannot be provided under the Retirement Plan, a qualified 401(k) plan, due to limits imposed by the Internal Revenue Code. Each year,

participants may elect to defer up to 25% of base salary that is not eligible compensation under the Retirement Plan, up to 25% of any cash incentive payments that are not eligible compensation under the Retirement Plan, and any other amounts that could have been deferred into the Retirement Plan but for certain other limitations under the Internal Revenue Code. Each year, the Company makes a matching contribution to the Supplemental Investment and Retirement Plan of 50% of a participant's compensation deferred up to 6% of the participant's compensation. To the extent that additional Company matching contributions are made to the Retirement Plan by reason of the attainment of financial and other objectives of the Company, participants will be credited with an additional Company matching contribution. The amount of such additional matching contribution will be equal to the same percentage, not to exceed 30%, of the participant's contributions to the Supplemental Investment and Retirement Plan up to 6% of compensation, as is credited pursuant to the Retirement Plan. The Company will make additional matching contributions for a year to the extent that Company contributions to a participant's Retirement Plan accounts are limited due to the application of the Internal Revenue Code. Participants are fully vested in their contributions to the Supplemental Investment and Retirement Plan, and vest in Company matching contributions in accordance with the vesting schedule that applies to Company matching contributions to the Retirement Plan. All the named executive officers other than Mr. Nober are vested in their benefits under the Supplemental Investment and Retirement Plan. Participants' accounts in the Supplemental Investment and Retirement Plan may be invested in various investment vehicles, as elected by the participant. The investment options that may be chosen track commonly available investment vehicles, including mutual funds and bond funds. Transfers and allocation changes among investment vehicles may be made daily by participants. Upon a participant's death or termination of employment, the participant's entire account balance, to the extent vested, will be paid to the participant according to the participant's distribution election. Messrs. Rose, Lanigan and Nober have elected to receive lump-sum payments following death or termination of employment and Messrs. Hund and Ice have elected to receive five annual installments following death or termination of employment. In 2008, however, participants in the Supplemental Investment and Retirement Plan, including the named executive officers, will have the opportunity to change their distribution elections.

(2) The Senior Management Stock Deferral Plan allowed for the deferral of restricted stock awards and gains from stock options that were exercised with previously acquired shares of Company common stock. New deferrals under the plan have not been allowed since December 31, 2004. Of the named executive officers, only Messrs. Rose and Hund have accounts in the plan. For each restricted stock award or option award subject to deferral, a participant's account under the plan was credited with a number of RSUs equal to the number of shares of stock that the participant would have received in the absence of the deferral. Mr. Rose holds 114,213 RSUs in the Senior Management Stock Deferral Plan. Mr. Hund holds 14,147 RSUs in the Senior Management Stock Deferral Plan. Deferred RSUs track the value of Company common stock. All amounts deferred under the plan have vested. While amounts are deferred, participants receive cash payments equal to the dividends that would be payable with respect to the number of shares of stock equal to the number of RSUs credited to their accounts. Participants will receive a distribution of shares of Company common stock equal to the number of vested RSUs credited to their deferral accounts in accordance with their distribution elections. Messrs. Rose and Hund have elected to receive lump-sum distributions of their accounts upon termination of employment.

(3) The Supplemental Investment and Retirement Plan includes a special deferral sub-account for Mr. Rose that was transferred from the former Burlington Northern Inc. Nonqualified 401(k) Restoration Plan effective January 1, 1997, when that plan was terminated. The sub-account, which earns the Moody's average corporate bond yield (6.147% on a compounded annualized basis for 2007), contains amounts equal to the Company matching contributions that would have been paid on Mr. Rose's contributions to the Burlington Northern Inc. Thrift and Profit Sharing Plan I, a 401(k) plan, had there not been a limit to qualified plan contributions.

(4) The following executive contributions to the Supplemental Investment and Retirement Plan reflected in the Executive Contributions in Last Fiscal Year column are also included in the 2007 rows corresponding to the Salary column of the Summary Compensation Table.

Name	Amount
Matthew K. Rose	$59,588
Thomas N. Hund	$95,550
Carl R. Ice	$29,101
John P. Lanigan, Jr.	$48,190
Roger Nober	$ 5,500

(5) The following Company matching contributions to the Supplemental Investment and Retirement Plan reflected in the Registrant Contributions in Last Fiscal Year column are also included in the 2007 rows corresponding to the All Other Compensation column of the Summary Compensation Table.

Name	Amount
Matthew K. Rose	$29,794
Thomas N. Hund	$11,466
Carl R. Ice	$14,550
John P. Lanigan, Jr.	$11,993
Roger Nober	$ 2,750

(6) The Aggregate Earnings in Last Fiscal Year column includes the amount of aggregate earnings accrued in the plans between December 31, 2006, and December 31, 2007. As described in Footnote 6 to the Summary Compensation Table, a portion of the earnings on Mr. Rose's sub-account in the Supplemental Investment and Retirement Plan is deemed "preferential" or "above-market" under Securities and Exchange Commission rules, and this portion is therefore also reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table. Since Mr. Nober had losses of $54 in the Supplemental Investment and Retirement Plan in 2007, $0 is shown in this column for him.

(7) For contributions to the plans invested in Company stock, the Aggregate Balance at Last Fiscal Year-End column reflects the value of the named executive officers' deferred compensation based on the closing market price of the Company's common stock on December 31, 2007.

(8) This column includes the following executive and registrant contributions disclosed in last year's Summary Compensation Table:

Name	Supplemental Investment and Retirement Plan ($)	Senior Management Stock Deferral Plan ($)
Matthew K. Rose	$361,375	$0
Thomas N. Hund	$182,988	$0
Carl R. Ice	$123,992	$0
John P. Lanigan, Jr.	$ 84,225	$0
Roger Nober	$ 0	$0

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The Company's policies and plans provide for certain payments and benefits upon termination of employment and/or a change in control of the Company. This section describes and quantifies potential payments that would have been made to each of the named executive officers in connection with a change in control of the Company and/or the termination of the named executive officer's employment for the reasons identified below. For purposes of this section, the triggering events are assumed to have taken place on December 31, 2007. Unless otherwise specifically noted, the terms and conditions described below apply to each named executive officer on an identical basis.

Involuntary Termination Without Cause on December 31, 2007, Not in Connection with a Change in Control

If a named executive officer's employment were terminated by the Company without cause on December 31, 2007, other than during the 24-month period following a change in control or within the 60-day period prior to a change in control, then he would have been entitled to the following payments and benefits pursuant to the Company's severance plan:

- a lump-sum cash payment in an amount equal to the greater of (i) one week's base salary times years of service, plus one week's base salary per $6,000 of annual base salary, plus one week's base salary for each year over 40 years of age and (ii) two weeks' base salary times years of service, subject to a minimum payment of eight weeks' base salary and a maximum payment of two years' base salary;

- continuation of Company-paid medical and dental benefits for six months;

- eligibility for retiree medical benefits and retiree life insurance coverage under the applicable Company plans, subject to certain conditions set forth in the severance plan; and

- reimbursement for outplacement services.

Release - Pursuant to the severance plan, an employee must execute a release of claims in favor of the Company in order for the employee to receive the benefits listed above. If an employee does not execute a release, he or she will still be eligible for two weeks' base salary as severance.

A named executive officer would also have been entitled to the following additional benefits upon a termination by the Company without cause on December 31, 2007, other than during the 24-month period following a change in control or within the 60-day period prior to a change in control:

- immediate time-based vesting of a prorated portion of all unvested stock options, restricted stock and time-based and performance-based RSUs, based on the portion of the vesting period completed at the time of termination;

- performance-based RSUs would have remained subject to performance conditions throughout the performance period, but the right to receive performance stock would have been forfeited;

- extension of the exercise period for vested stock options to the lesser of five years following termination and the expiration date of the option; and

- in the case of Mr. Lanigan, immediate vesting of the additional service credit provided under his retirement benefit agreement.

Termination Due to Death on December 31, 2007

If a named executive officer's employment were terminated due to death on December 31, 2007, then his estate or beneficiary would have been entitled to the following payments and benefits:

- immediate vesting of all unvested stock options, restricted stock and time-based and performance-based RSUs, assuming target performance for performance-based RSUs (the right to receive performance stock would have been forfeited);

- extension of the exercise period for vested stock options to the lesser of five years following termination and the expiration date of the option;

- in the case of Mr. Lanigan, immediate vesting of the additional service credit provided under his retirement benefit agreement; and

- in the case of Mr. Nober, immediate vesting of his benefits in the Supplemental Investment and Retirement Plan.

Change in Control Without a Qualifying Termination on December 31, 2007

If a change in control of the Company occurred on December, 31, 2007, then each named executive officer would have been entitled to the following payments and benefits:

- immediate vesting of all unvested stock options, restricted stock and time-based and performance-based RSUs granted on or prior to September 21, 2006, assuming target performance for performance-based RSUs (performance stock would have remained outstanding and would have still been able to be earned based on performance criteria);
- pursuant to Mr. Rose's retirement benefit agreement, if Mr. Rose's employment with the Company terminates for any reason prior to his attainment of age 55 and within the 24 months following a change in control (or the 12 months following the consummation of a change in control), then, for purposes of computing Mr. Rose's supplemental retirement benefits, he will receive additional service credit equal to the lesser of 36 months or the number of months remaining until his 55th birthday;
- in the case of Mr. Lanigan, immediate vesting of the additional service credit provided under his retirement benefit agreement; and
- in the case of Mr. Nober, immediate vesting of his benefits in the Supplemental Investment and Retirement Plan.

Benefits Protection Trust. The Company has established the Amended and Restated Benefits Protection Trust to provide certain protections for employees in the event of a change in control. In the event of a change in control, the Company is required to deposit in the trust an amount equal to the value of participants' accrued benefits under the Supplemental Retirement Plan, the Supplemental Investment and Retirement Plan, Mr. Rose's retirement benefit agreement, the Incentive Compensation Plan, as well as certain plans for non-employee Directors and certain plans for employees other than the named executive officers. Following the change in control, the Company will be obligated to deposit in the trust an amount equal to the additional value of the accrued benefits of participants in the plans (other than the Incentive Compensation Plan).

Involuntary Termination Without Cause or Voluntary Termination for Good Reason on December 31, 2007, in Connection with a Change in Control

The Company has entered into individual change in control agreements with each named executive officer that provide for certain payments and benefits upon a termination of employment by the Company without cause or by the executive for good reason within the 24 months following a change in control (or within the 12 months following the consummation of a change in control) or during the 60 days prior to a change in control.

Upon a qualifying termination on December 31, 2007, under the change in control agreements, each named executive officer would have been entitled to, in lieu of any benefits under the severance plan:

- a lump-sum cash payment equal to two times the sum of his then-current annual base salary (or, if higher, his highest consecutive 12 months' salary over the prior 24-month period, or his annual salary in effect immediately prior to the change in control) and his 2007 target annual incentive opportunity under the Incentive Compensation Plan;
- a lump-sum cash payment equal to an additional 0.5 times the sum described in the previous bullet, in consideration for the executive's compliance with the post-employment covenants described below;
- continuation of Company-paid medical, dental and other insurance benefits for up to 24 months;
- immediate vesting of all unvested stock options, restricted stock and time-based and performance-based RSUs granted after September 21, 2006 and prior to the change in control, assuming target performance for performance-based RSUs (the right to receive performance stock is forfeited);
- extension of the exercise period for vested stock options to the lesser of five years following termination and the expiration date of the option;

- eligibility for retiree medical benefits and retiree life insurance coverage under the applicable Company plans if the executive would have been eligible for such benefits pursuant to the Company's severance plan if he had not been covered by the change in control agreement;

- reimbursement for outplacement services and legal fees and expenses relating to any claims under the agreement that result from termination of employment; and

- payment of a gross-up to make the executive whole for any excise tax imposed as a result of Section 280G of the Internal Revenue Code (except that total payments will be reduced by up to 10% (5% in the first three years of employment) if such a reduction would result in no excise tax, and therefore no gross-up, being payable).

Release. Pursuant to the change in control agreements, an executive will not be entitled to the benefits listed above unless he executes a release of claims in favor of the Company.

Post-Employment Covenants. If the Company terminates an executive's employment without cause, or an executive terminates his employment for good reason, under his change in control agreement, then, for the 12-month period following his termination, he will be subject to non-competition and non-solicitation covenants that prevent him from competing with the Company and soliciting or hiring any employee of the Company without the Company's consent. If the executive breaches these covenants, all severance payments will cease and the Company may, in its discretion, require the executive to repay any severance payments already received.

Defined Terms

"Cause," for purposes of the change in control agreements, stock incentive plans and severance plan, means, in general: (i) the willful and continued failure of the executive to perform his duties with the Company or (ii) the willful engaging by the executive in conduct that is demonstrably and materially injurious to the Company.

"Change in control," for purposes of the Company's plans and agreements, means, in general: (i) any person becomes the beneficial owner of securities representing 25% or more of the voting power of the Company's outstanding securities; (ii) during any period of two consecutive years, individuals who at the beginning of the period constitute the Board, and any new Directors approved by at least two-thirds of existing Directors, cease to constitute at least a majority of the Board; (iii) the Company's shareholders approve a merger or consolidation of the Company with another company following which the Company's shareholders hold less than 80% of the combined voting power of the surviving entity; or (iv) the Company's shareholders approve a plan of complete liquidation or an agreement for the sale or disposition by the Company of all or substantially all its assets.

"Good reason," for purposes of the change in control agreements, means: (i) the assignment to the executive of duties with a level of responsibility materially inconsistent with the position that the executive held immediately prior to the change in control, or a significant adverse alteration in the status of the executive's responsibilities from those in effect immediately prior to the change in control; (ii) a material reduction in the executive's base salary, excluding across-the-board salary reductions similarly affecting all management employees; (iii) a change in the executive's work location of more than 50 miles; (iv) the failure of the Company to pay the executive any material portion of his compensation within seven days after the date such compensation is due; (v) the failure of the Company to continue any material compensation or benefit plan or the failure by the Company to continue the executive's participation in any such plan on a basis not materially less favorable than the basis of his participation at the time of the change in control; (vi) the failure of the Company to obtain an agreement from any successor company to assume and agree to comply with the change in control agreement; or (vii) any purported termination of the executive's employment by the Company that is not effected in material compliance with the notice provisions of the change in control agreement. Good reason will only exist if the Company has not corrected the applicable circumstances after being given notice of them by the executive.

Quantification of Potential Payments Upon Termination or Change in Control(1)

The following tables quantify the potential payments described above:

Matthew K. Rose

Type of Payment	Involuntary Termination Without Cause Not in Connection with a Change in Control	Death	Change in Control Only	Involuntary Termination Without Cause or Voluntary Termination for Good Reason in Connection with a Change in Control(6)
Cash Compensation				
Cash Severance	$ 2,270,000	$ 0	$ 0	$ 5,046,000
Cash Non-compete Payment	$ 0	$ 0	$ 0	$ 1,261,500
Accelerated Equity Awards(2)				
Stock Options	$ 2,360,863	$ 2,806,859	$ 2,806,859	$ 0
Restricted Stock	$ 8,927,167	$ 9,452,265	$ 9,452,265	$ 0
RSUs — Time-Based	$ 4,161,500	$ 5,705,417	$ 5,705,417	$ 0
RSUs — Performance-Based(3)	$ 5,258,305	$10,640,956	$ 5,705,417	$ 4,935,539
Health and Welfare Benefits				
Continuation of Health and Welfare Benefits(4)	$ 8,622	$ 0	$ 0	$ 48,812
Extension of Eligibility for Retiree Medical Benefits(4)	$ 0	$ 0	$ 0	$ 0
Perquisites and Tax Payments				
Outplacement Services	$ 20,000	$ 0	$ 0	$ 20,000
280G Tax Gross-Up(5)	$ 0	$ 0	$ 0	$ 5,706,551
Retirement Benefits				
Supplemental Retirement Plan Benefits(7)	$ 0	$ 0	$ 2,864,685	$ 0
Supplemental Investment and Retirement Plan Benefits	$ 0	$ 0	$ 0	$ 0
Total	$23,006,457	$28,605,497	$26,534,643	$17,018,402

Thomas N. Hund

Type of Payment	Involuntary Termination Without Cause Not in Connection with a Change in Control	Death	Change in Control Only	Involuntary Termination Without Cause or Voluntary Termination for Good Reason in Connection with a Change in Control(6)
Cash Compensation				
Cash Severance	$1,009,600	$ 0	$ 0	$1,829,600
Cash Non-compete Payment	$ 0	$ 0	$ 0	$ 457,400
Accelerated Equity Awards(2)				
Stock Options	$ 419,316	$ 499,578	$ 499,578	$ 0
Restricted Stock	$2,635,478	$2,790,535	$2,790,535	$ 0
RSUs — Time-Based	$ 771,958	$1,073,667	$1,073,667	$ 0
RSUs — Performance-Based(3)	$1,016,072	$2,172,303	$1,073,667	$1,098,636
Health and Welfare				
Benefits Continuation of Health and Welfare Benefits(4)	$ 8,622	$ 0	$ 0	$ 48,812
Extension of Eligibility for Retiree Medical Benefits(4)	$ 201,435	$ 0	$ 0	$ 195,369
Perquisites and Tax Payments				
Outplacement Services	$ 20,000	$ 0	$ 0	$ 20,000
280G Tax Gross-Up(5)	$ 0	$ 0	$ 0	$ 0
Retirement Benefits				
Supplemental Retirement Plan Benefits	$ 0	$ 0	$ 0	$ 0
Supplemental Investment and Retirement Plan Benefits	$ 0	$ 0	$ 0	$ 0
Total	$6,082,481	$6,536,083	$5,437,447	$3,649,817

Carl R. Ice

Type of Payment	Involuntary Termination Without Cause Not in Connection with a Change in Control	Death	Change in Control Only	Involuntary Termination Without Cause or Voluntary Termination for Good Reason in Connection with a Change in Control(6)
Cash Compensation				
Cash Severance	$1,108,600	$ 0	$ 0	$2,012,600
Cash Non-compete Payment	$ 0	$ 0	$ 0	$ 503,150
Accelerated Equity Awards(2)				
Stock Options	$ 480,117	$ 572,170	$ 572,170	$ 0
Restricted Stock	$ 976,538	$1,331,680	$1,331,680	$ 0
RSUs — Time-Based	$ 871,168	$1,210,997	$1,210,997	$ 0
RSUs — Performance-Based(3)	$1,155,981	$2,492,739	$1,210,997	$1,281,742
Health and Welfare Benefits				
Continuation of Health and Welfare Benefits(4)	$ 8,622	$ 0	$ 0	$ 48,812
Extension of Eligibility for Retiree Medical Benefits(4)	$ 192,750	$ 0	$ 0	$ 192,750
Perquisites and Tax Payments				
Outplacement Services	$ 20,000	$ 0	$ 0	$ 20,000
280G Tax Gross-Up(5)	$ 0	$ 0	$ 0	$ 0
Retirement Benefits				
Supplemental Retirement Plan Benefits	$ 0	$ 0	$ 0	$ 0
Supplemental Investment and Retirement Plan Benefits	$ 0	$ 0	$ 0	$ 0
Total	$4,813,776	$5,607,586	$4,325,844	$4,059,054

John P. Lanigan, Jr.

Type of Payment	Involuntary Termination Without Cause Not in Connection with a Change in Control	Death	Change in Control Only	Involuntary Termination Without Cause or Voluntary Termination for Good Reason in Connection with a Change in Control(6)
Cash Compensation				
Cash Severance	$1,066,000	$ 0	$ 0	$1,938,000
Cash Non-compete Payment	$ 0	$ 0	$ 0	$ 484,500
Accelerated Equity Awards(2)				
Stock Options	$ 455,786	$ 543,120	$ 543,120	$ 0
Restricted Stock	$5,349,691	$ 5,768,588	$5,768,588	$ 0
RSUs — Time-Based	$ 849,612	$ 1,186,028	$1,186,028	$ 0
RSUs — Performance-Based(3)	$1,119,610	$ 2,401,186	$1,186,028	$1,215,158
Health and Welfare Benefits				
Continuation of Health and Welfare Benefits(4)	$ 8,622	$ 0	$ 0	$ 48,812
Extension of Eligibility for Retiree Medical Benefits(4)	$ 0	$ 0	$ 0	$ 0
Perquisites and Tax Payments				
Outplacement Services	$ 20,000	$ 0	$ 0	$ 20,000
280G Tax Gross-Up(5)	$ 0	$ 0	$ 0	$ 0
Retirement Benefits				
Supplemental Retirement Plan Benefits(8)	$ 841,872	$ 383,165	$ 841,872	$ 0
Supplemental Investment and Retirement Plan Benefits	$ 0	$ 0	$ 0	$ 0
Total	$9,711,193	$10,282,087	$9,525,636	$3,706,470

Roger Nober

Type of Payment	Involuntary Termination Without Cause Not in Connection with a Change. in Control	Death	Change in Control Only	Involuntary Termination Without Cause or Voluntary Termination for Good Reason in Connection with a Change in Control(6)
Cash Compensation				
Cash Severance	$545,728	$ 0	$ 0	$1,350,000
Cash Non-compete Payment	$ 0	$ 0	$ 0	$ 337,500
Accelerated Equity Awards(2)				
Stock Options	$ 0	$ 0	$ 0	$ 0
Restricted Stock	$ 0	$ 0	$ 0	$ 0
RSUs — Time-Based	$ 76,322	$ 416,150	$ 0	$ 416,150
RSUs — Performance-Based(3)	$162,798	$ 732,424	$ 0	$ 732,424
Health and Welfare Benefits				
Continuation of Health and Welfare Benefits(4)	$ 8,622	$ 0	$ 0	$ 46,692
Extension of Eligibility for Retiree Medical Benefits(4)	$ 0	$ 0	$ 0	$ 0
Perquisites and Tax Payments				
Outplacement Services	$ 20,000	$ 0	$ 0	$ 20,000
280G Tax Gross-Up(5)	$ 0	$ 0	$ 0	$ 857,846
Retirement Benefits				
Supplemental Retirement Plan Benefits	$ 0	$ 0	$ 0	$ 0
Supplemental Investment and Retirement Plan Benefits	$ 0	$ 2,186	$2,186	$ 0
Total	$813,470	$1,150,760	$2,186	$3,760,612

(1) These tables do not address the following types of payments:

- prorated Incentive Compensation Plan payments (payable based on target upon a qualifying termination under the change in control agreements and based on actual performance upon retirement, death or a termination without cause outside the change in control context), since the regular 2007 Incentive Compensation Plan payments would have been earned by the executives if they remained employed through December 31, 2007 (such amounts are disclosed in the 2007 rows corresponding to the Non-Equity Incentive Plan Award column of the Summary Compensation Table);
- payments with respect to vested equity awards, all of which are shown in the 2007 Outstanding Equity Awards at Fiscal Year-End Table;
- accrued pension and deferred compensation benefits shown in the 2007 Pension Benefits table and the 2007 Nonqualified Deferred Compensation table (including RSUs in the Senior Management Stock Deferral Plan that are payable upon a termination of employment or change in control, but other than any pension and deferred compensation benefits that are provided under nonqualified plans and that are accelerated or enhanced in connection with a termination of employment or a change in control, which are described above);
- post-retirement health and welfare benefits that the Company offers generally to salaried employees who have met age and service requirements (other than the extension of eligibility in certain cases as described above);
- payments upon voluntary termination of employment or termination of employment for cause, since all equity awards (other than RSUs in the Senior Management Stock Deferral Plan) would be forfeited upon such terminations, and no additional unvested amounts would be payable upon such events; and
- payments upon retirement (equity awards would generally time-vest on a pro-rata basis), since none of the named executive officers were eligible to retire on December 31, 2007.

(2) For purposes of these calculations, the price of a share of the Company's common stock on the date of each triggering event was assumed to be $83.23, the closing price of the Company's common stock on December 31, 2007.

(3) For terminations of employment following which performance-based RSUs would remain subject to performance conditions throughout the performance period, target performance is assumed.

(4) The amounts shown in these rows represent an estimate of the present value of the cost to the Company of providing the benefits, considering the applicable COBRA premiums for medical and dental benefits and premiums for life insurance and long-term disability benefits.

(5) The Company determined the amount of the excise tax payment by multiplying by 20% the "excess parachute payments" that would arise in connection with a change in control. The excess parachute payments were determined in accordance with the provisions of Section 280G of the Internal Revenue Code. The Company utilized the following key assumptions to determine the named executive officers' tax gross-up payments:

- a statutory federal income tax rate of 35% and a Medicare tax rate of 1.45%;
- each named executive officer's Section 280G "base amount" was determined based on average W-2 compensation for the period from 2002-2006 (or the period of the executive's employment with the Company, if shorter); and
- the interest rate assumption was 120% of the applicable federal rate as of December 2007.

(6) The amounts in this column assume that the change in control occurred on December 31, 2007, and that the termination of employment occurred immediately thereafter, and therefore do not include amounts that vest on a change in control alone, which are shown in the previous column.

(7) The amount listed under the Change in Control Only column represents the additional lump-sum payment that Mr. Rose would have become entitled to under the Supplemental Retirement Plan if a change in control occurred on December 31, 2007 and his employment terminated for any reason immediately thereafter. The amount is listed in the Change in Control Only column because Mr. Rose would have vested in the amount upon a change in control on December 31, 2007, but he would not have been entitled to receive the amount unless his employment terminated for any reason within the 24 months following the change in control (or the 12 months following the consummation of the change in control), and the amount would not have been payable until his actual retirement (for which he will not be eligible until he reaches age 55).

(8) The amounts listed under the Involuntary Termination Without Cause Not in Connection with a Change in Control and the Change in Control Only columns corresponding to this row represent the lump-sum payment that Mr. Lanigan would have become entitled to under the Supplemental Retirement Plan if the applicable events occurred on December 31, 2007. The amount listed under the Death column corresponding to this row represents the value of the annuity that Mr. Lanigan's beneficiary would have become entitled to receive under the Supplemental Retirement Plan upon Mr. Lanigan's death on December 31, 2007. The amounts are listed in the table because Mr. Lanigan would have vested in the amounts upon the applicable events on December 31, 2007, although the amounts would not have been payable until Mr. Lanigan reached (or would have reached) age 65.

COMMUNICATIONS AND OTHER MATTERS

Communications with the Board

Communications by shareholders or by other parties may be sent to the Board by U.S. mail or overnight delivery in care of our Secretary at 2650 Lou Menk Drive, Fort Worth, Texas 76131-2830. Communications may be addressed to the Board, non-management Directors or one or more Board members. Communications addressed to other individuals will be forwarded by our Secretary to the addressee. Communications not specifically addressed to the Board, non-management Directors or an individual will be reviewed by our Secretary and then sent to the appropriate Board committee based upon the issues addressed and the committee that has responsibility for such issues. Acknowledgements of receipt will be sent to persons submitting communications. Communications may be made anonymously. The Board has approved this process.

Procedures for Recommending Director Candidates

The Directors and Corporate Governance Committee will consider a candidate for Director recommended by a shareholder. Any such recommendation should follow advance notice requirements, as described below under "Shareholder Nomination of Directors." The recommendation should also provide the reasons supporting a recommendation, the individual's qualifications, the individual's consent to being considered as a nominee, and a way to contact the individual to verify his or her interest and to gather further information, if necessary. In addition, the shareholder should submit information demonstrating the number of shares he or she owns. Shareholders may send recommendations for Director candidates for the 2009 annual meeting of shareholders via U.S. mail or overnight delivery to the Directors and Corporate Governance Committee in care of our Secretary at 2650 Lou Menk Drive, Fort Worth, Texas 76131-2830.

Advance Notice Requirements

Shareholder Proposals for Annual Meeting in 2009. Proposals by shareholders to be considered for inclusion in the proxy materials for the annual meeting in 2009 must be received by our Secretary at 2650 Lou Menk Drive, Fort Worth, Texas 76131-2830 (or (817) 352-7111 by facsimile), no later than November 17, 2008. The use of certified mail, return receipt requested, is advised. To be eligible for inclusion, a proposal must also comply with Rule 14a-8, including the minimum stock ownership requirements and all other applicable provisions, under the Securities Exchange Act of 1934.

Other Shareholder Business at Annual Meeting in 2009. To introduce other business at the annual meeting in 2009 not submitted pursuant to Rule 14a-8, shareholders must send advance notice in writing to our Secretary at the address shown above. To be timely, notice must be received no later than December 25, 2008, and no earlier than November 25, 2008. The shareholder shall submit information establishing the number of shares owned by the shareholder and any beneficial owner represented by the shareholder. The advance notice must also meet the other requirements of Article II, Section 10 of the Company's By-Laws. You may obtain a copy of our By-Laws by contacting our Secretary at the address shown above or by accessing the By-Laws at www.bnsf.com under the "Investors" link.

Shareholder Nomination of Directors. Shareholders intending to nominate a candidate for election as Director at the annual meeting in 2009 must give advance notice in writing to our Secretary at the address shown above. To be timely, notice must be received no later than December 25, 2008, and no earlier than November 25, 2008. The advance notice must also meet the other requirements of Article XII, Section 3 of the Company's By-Laws.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our Directors, executive officers and persons who beneficially own more than 10% of our common stock to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the SEC. Copies of all filed reports are required to be furnished to the Company pursuant to Section 16(a) of the Exchange Act. Based solely on our review of the copies of reports of ownership made available to us or written representations from these persons that no other reports are required, to our knowledge, our executive officers, Directors and greater than 10% shareholders complied with all applicable Section 16(a) filing requirements during the fiscal year ended December 31, 2007, except that a Form 4 was not timely filed for Jeffrey R. Moreland for one transaction in connection with his retirement from the Company in May 2007.

Stockholders Sharing the Same Address and Last Name

Stockholders who have the same address and last name will receive only one copy of the Company's Annual Report and proxy statement from a single bank, broker or investment plan unless the Company has received contrary instructions from the affected stockholder. The Company will promptly deliver a separate copy of the Company's Annual Report and proxy statement to stockholders at a shared address to which a single copy was delivered upon written or oral request to our Secretary at 2650 Lou Menk Drive, Fort Worth, Texas 76131-2830 or (817) 352-1460. Stockholders who (i) are receiving one copy of the Company's Annual Report and proxy statement and wish to receive a separate copy in the future or (ii) are receiving multiple copies of the Company's Annual Report and proxy statement and wish to request delivery of a single copy by submitting a request to our Secretary at the address or phone number above.

Other Business

If any matters other than those set forth above are properly brought before the meeting, including any shareholder proposal omitted from the proxy materials pursuant to SEC rules that is otherwise in order, it is intended that the persons acting under the proxy will vote the proxies given to the Company in accordance with their best judgment. We are not aware of any other matters that may properly be brought before the meeting.

Your Vote Is Important

If you are going to vote by mail, we encourage you to specify your choices by marking the appropriate boxes on the enclosed proxy card. However, you do not need to mark any boxes if you wish to vote according to the Board of Directors' recommendations; just sign, date, and return the proxy in the enclosed envelope. If you are going to vote your proxy by telephone or via the Internet, simply follow the instructions on the enclosed proxy card. Thank you for your cooperation and your prompt response.

By order of the Board of Directors.

Roger Nober
Executive Vice President Law and Secretary

March 17, 2008

BNSF®

11%

10-year international compound annual growth rate

Our track may serve America, but our impact spans the globe.

As one of the nation's largest railroads, we are a critical part of the global supply chain. We take that responsibility very seriously. At BNSF, we are working to align our business decisions and our environmental, social and economic commitments to create value for customers and all stakeholders today and in the future.

BEST AVAILABLE COPY

The future is riding on rail.
economy today and will be incr
tomorrow. BNSF will always co
here and everywhere.

Rail is integral to our nation's
easingly important to the world
nnect people and products,

Our rail lines helped build this nation starting more than 150 years ago, and today our role is more important than ever. We play an essential role not only in meeting today's freight transportation needs, but in providing and building a transportation network that will meet the needs of future generations.

To our shareholders, customers and colleagues,
The year 2007 was a year of challenges and successes. In a difficult economic environment, the strength of BNSF was evident as our dedicated employees once again delivered reliable service, captured market opportunities and controlled costs.

While we faced many challenges, including a soft economy and record fuel prices, we produced solid returns for our shareholders because of the diverse nature of our business portfolio. We generated record free cash flow in excess of $1 billion before dividends, which allowed us to increase our dividend for the fifth consecutive year; continue our share repurchase program, which began in 1998; and invest in capital to maintain our infrastructure and selectively add capacity for long-term growth.

Despite these successes, however, 2007 was a disappointing year for safety. Sadly, we lost four colleagues to fatal injuries in 2007. And, after about a decade of year-over-year improvement, our employee injury frequency rate increased in 2006 and again in 2007. These results are especially frustrating because we are a leader in most other areas of safety, including highway-rail grade crossing safety. We clearly have more work to do toward our goal of an injury-free and accident-free workplace. We are increasing our focus on safety performance across the railroad with determination to improve. We believe that we have an excellent employee safety framework in place; our challenge is to ensure that these programs are consistently implemented and that we better disseminate best practices within these areas.

As I review the year in more detail, I will outline how the diversity of our business portfolio helped our results and how we adjusted our costs and capital investments in response to the soft business conditions. I will also review our ability to provide reliable service and a strong network to meet customer needs, our focus on capital investment to support long-term growth, and our commitment to corporate citizenship.

Maintaining a balanced portfolio
Our 2007 revenues increased approximately $800 million, or 5 percent, to an all-time record of $15.8 billion. Our results were helped by our diverse portfolio of business. The wide variety of commodities we handle gives our company the ability to weather cyclical downturns. Even though consumer products volumes and commodities related to housing were down, we had strong demand in agricultural products. The diversity of our portfolio makes us less vulnerable to changing market demand than many other industries, and our 2007 results underscored that strength.

Our biggest success in 2007 was our agricultural business, which set an all-time revenue record at $2.7 billion. Our volume increased 6 percent in this area, as we handled record levels of wheat, ethanol and bulk foods. A strong domestic harvest, high global demand for wheat, and significant growth in ethanol volume combined for a very successful year for this business segment.

For coal, we also had record volumes and record revenues of $3.3 billion. Although mine production issues during part of the year impacted our volume, we were able to improve service delivery year-over-year. We are optimistic that demand will remain strong for the low-sulfur coal we transport from the Powder River Basin in Wyoming and Montana.



Matthew K. Rose, Chairman, President and Chief Executive Officer

Industrial products volumes decreased slightly; however, revenues increased 3 percent to $3.7 billion. Continued strong demand for petroleum products helped to offset the decline in the housing market, which had a negative impact on all of our building products, including lumber, panel products and other building materials.

Our consumer products revenues increased to a record $5.7 billion. Our unit volumes for consumer products, however, decreased due to softening demand for imported consumer goods and a shift in strategy by one of our largest international intermodal customers. We are optimistic that the long-term demand for Asian goods will rebound as the economy improves.

During a year of mixed demand, we worked hard to control costs. With regard to our largest expense category, compensation and benefits, year-over-year expense was down 1 percent on flat employee headcount. Wages and benefits increases were offset by lower variable compensation costs and other cost-control measures.

Our second-largest expense area, fuel, was up 17 percent, due to higher prices and reduced hedge benefits. We were able to recover a portion of the additional expense through our fuel surcharge program. Additionally, we were able to achieve record fuel efficiency with a nearly 3 percent improvement over 2006, avoiding the purchase of more than 38 million gallons of fuel, saving $90 million, and benefiting the environment by burning less fuel per ton-mile.

Focusing on velocity and service

We recognize that providing reliable service is the best way to ensure our continued growth, especially when the economy begins to recover. We must continue to realize our vision by "providing transportation services that consistently meet our customers' expectations."

In 2007, we continued our companywide focus on velocity. This initiative, which started in 2005, is increasing our on-time performance and asset utilization. Velocity is much more than the speed at which trains travel. It includes the number of times that equipment is handled and how long freight remains stationary. Our people examine every process to eliminate inefficiencies and gain more productive use of our track, equipment, terminals and other assets.

We were able to achieve record fuel efficiency with a nearly 3 percent improvement over 2006, avoiding the purchase of more than 38 million gallons of fuel, saving $90 million.

Efforts throughout the company helped us improve our performance for all six of the velocity measures we track. I am proud of our team, who achieved this while coping with severe flooding midyear in the Southeast and Upper Midwest, wildfires in October in Southern California, and record flooding in December in the Puget Sound region. In 2008, our continued focus on velocity will further improve our efficiency and increase the capacity of our existing assets, while helping us better serve new and existing customers.

Our 2007 revenues increased approximately $800 million, or 5 percent, to an all-time record of $15.8 billion.

I am also proud of our team for achieving a perfect peak season for United Parcel Service (UPS). We handled 34,366 UPS loads with zero service failures between Thanksgiving and December 23 in 2007, and the streak of failure-free service continued for 53 days through mid-January 2008. This was our fourth UPS peak season with perfect performance since 1999.

Planning for long-term growth

Over the long term, I am very optimistic about the future of rail transportation. My perspective comes, in part, from my work as a member of the National Surface Transportation Policy and Revenue Study Commission. Formed by Congress in 2005, this commission included some of our nation's top transportation experts and leaders in business, government and academics. We were asked to consider the future needs of the nation's surface transportation system and to recommend funding options; the results of our two-year study were released in January 2008.

This independent commission found that a strong freight railroad industry is vital to the future of our country. Today, the U.S. rail industry transports about 40 percent of the nation's goods, in terms of tons handled and distance moved, for only 13 percent of the overall transportation cost. And the value of rail continues to rise. The U.S. Department of Transportation projects that demand for rail freight transportation, measured in tonnage, will increase 88 percent by 2035.

Unlike other modes of transportation, U.S. railroads, including BNSF, own and maintain their transportation rights of way. Simply put, we fund the building, maintenance and repair of a private "rail highway" that delivers tremendous value for our customers and the nation. Our transportation network is critical to the movement of goods and our nation's economic growth, global competitiveness, environmental sustainability, safety and overall quality of life.

In the 10 years that ended in 2007, BNSF spent nearly $24 billion to improve our infrastructure. That includes maintaining a strong infrastructure through strategic investments in expanded track, yards and terminals; track renewal; technology; and acquiring more than 2,700 new, high-efficiency locomotives. All of our investments in infrastructure, equipment, asset utilization, people and technology help ensure we have the capacity to meet current and future freight transportation needs, while also improving our operating reliability and efficiency.

In 2007, we added a total of 183 miles of new track, focusing on expanding capacity of our transcontinental main line linking California to Chicago and our track serving coal territory in Wyoming and Nebraska. These two freight rail corridors are some of the busiest stretches of track in the world. We also acquired another 200 high-horsepower, high-efficiency locomotives. Our newest locomotives are 15 percent more fuel efficient than the units they replaced, which also reduces emissions and benefits the environment. Our investments help ensure that we have the capacity we need to meet our customers' and our nation's transportation needs today and in the future.

But we were also careful to calibrate our capital spending in response to market conditions. In all, our 2007 capital commitments totaled about $2.6 billion. This number was down from 2006, as we reduced our projected spending during the year in response to the softer demand. We are committed to expanding our capacity to handle growth over the long term, but we always balance those investments with short-term market conditions and demand.

Over the past several years, the public policy debate around economic regulation of the railroad industry has heated up. The outcome of this debate has a direct impact on our ability to continue to invest to meet the projected future demand. Changes in economic regulation have implications for our customers as well as the national highway network.

The Commission found that our nation will require significant increases in rail capacity to encourage economic growth and help meet energy efficiency and environmental goals. Any change to public policy needs to be measured against whether it will expand or shrink rail capacity. Public policy should support the expansion of rail capacity.

Demonstrating responsible corporate citizenship

We recognize that, as one of our nation's largest railroads, we are a critical part of the global supply chain. We take that responsibility very seriously. We add value by providing freight capacity that, in most cases, is lower cost, more fuel-efficient, more environmentally friendly and safer than other modes of surface transportation. At BNSF, we are working to align our business decisions and our environmental, social and economic commitments to create value for customers and all stakeholders today and in the future.

To raise awareness of the contributions we are making today and what we are working to achieve, we have issued our first Corporate Citizenship Report. You can find this Corporate Citizenship Report on our website at www.bnsf.com. This report provides significant insight into four key areas — our Environmental Leadership, our Safety Commitment, our People and Communities, and our Economic Impact.

Investing in our people

While our hiring has slowed down to reflect market conditions, we are proud of our efforts to replace retiring workers with military veterans who possess experience and technical knowledge that we need. In 2007, nearly one-third of our new hires were veterans. In recognition of our commitment, *GI Jobs* magazine put us at the top of their 2007 list of America's 50 Most Military Friendly Employers. After ranking high on this list for several years, we are proud of achieving this first-place position in 2007.

Ultimately, our success rests on the quality of our people and our sensitivity to the needs and concerns of our shippers, our investors and our communities. We believe that we made significant progress in 2007, despite a soft economy and other challenges, and we are well-positioned for the future. As always, I credit the dedication, focus and resilience of our people, and I thank all of our stakeholders for their interest and support. Together, we can look forward to the continued growth and strength of our rail franchise in 2008.

Matthew K. Rose

Matthew K. Rose
Chairman, President and Chief Executive Officer
February 14, 2008

Consolidated Financial Highlights

Dollars in millions, except per share data

December 31,	2007	2006[a]	2005[a]	2004[a]	2003[a]
For the year ended:					
Revenues	$ 15,802	$ 14,985	$ 12,987	$ 10,946	$ 9,413
Operating income	$ 3,486	$ 3,521	$ 2,927[b]	$ 1,709[c]	$ 1,675
Income before cumulative effect of accounting change	$ 1,829	$ 1,889	$ 1,534[b]	$ 805[c]	$ 783[d]
Basic earnings per share (before cumulative effect of accounting change)	$ 5.19	$ 5.23	$ 4.13[b]	$ 2.18[c]	$ 2.12[d]
Average basic shares	352.5	361.0	371.8	370.0	369.1
Diluted earnings per share (before cumulative effect of accounting change)	$ 5.10	$ 5.11	$ 4.02[b]	$ 2.14[c]	$ 2.10[d]
Average diluted shares	358.9	369.8	381.8	376.6	372.3
Dividends declared per common share	$ 1.14	$ 0.90	$ 0.74	$ 0.64	$ 0.54
At year end:					
Total assets	$ 33,583	$ 31,797	$ 30,436	$ 29,023	$ 27,050
Long-term debt and commercial paper, including current portion	$ 8,146	$ 7,385	$ 7,154	$ 6,516	$ 6,684
Stockholders' equity	$ 11,144	$ 10,528	$ 9,638	$ 9,438	$ 8,608
Net debt to total capitalization[e]	41.2%	40.0%	42.3%	39.6%	43.6%
For the year ended:					
Total capital expenditures	$ 2,248	$ 2,014	$ 1,750	$ 1,527	$ 1,726
Depreciation and amortization	$ 1,293	$ 1,176	$ 1,111	$ 1,035	$ 927

a Prior year numbers have been adjusted for the retrospective adoption of Financial Accounting Standards Board (FASB) Staff Position (FSP) AUG AIR-1, *Accounting for Planned Major Maintenance Activities.*

b 2005 operating income, income before cumulative effect of accounting change and earnings per share include an impairment charge related to an agreement to sell certain line segments to the State of New Mexico in the future of $71 million pre-tax, $44 million net of tax, or $0.12 per basic and diluted share.

c 2004 operating income, income before cumulative effect of accounting change and earnings per share include a charge for a change in estimate of unasserted asbestos and environmental liabilities of $465 million pre-tax, $288 million net of tax, or $0.78 per basic share and $0.77 per diluted share.

d 2003 income before cumulative effect of accounting change excludes the favorable cumulative effect of an accounting change for asset retirement obligations of $39 million, net of tax, or $0.11 per basic share and $0.10 per diluted share.

e Net debt is calculated as total debt (long-term debt and commercial paper plus long-term debt due within one year) less cash and cash equivalents, and total capitalization is calculated as the sum of net debt and total stockholders' equity.

BNSF's free cash flow, as discussed in the preceding shareholders letter, is a non-GAAP measure and should be considered in addition to, but not as a substitute or preferable to, other information prepared in accordance with GAAP. Below is the calculation of free cash flow before dividends for 2007.

Free Cash Flow Calculation (in millions)	2007
Net cash provided by operating activities	$ 3,492
Net cash used for investing activities	(2,415)
Proceeds from facility financing obligation	41
Free cash flow before dividends	$ 1,118

2007 Form 10-K

Burlington Northern Santa Fe Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ________ TO ________

COMMISSION FILE NUMBER: 1-11535

Exact name of registrant as specified in its charter

Burlington Northern Santa Fe Corporation

State of Incorporation	I.R.S. Employer Identification No.
Delaware	**41-1804964**

Address of principal executive offices, including zip code
2650 Lou Menk Drive
Fort Worth, Texas 76131-2830

Registrant's telephone number, including area code
(800) 795-2673

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes [x] No [ ]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes [ ] No [x]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days. **Yes [x] No [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, non-accelerated filer, or smaller reporting company (as defined in Rule 12b-2 of the Act).

Large accelerated filer [x] **Accelerated filer [ ]** **Non-accelerated filer [ ]** **Smaller reporting company [ ]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes [ ] No [x]**

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $29.822 billion on June 30, 2007. For purposes of this calculation only, the registrant has excluded stock beneficially owned by directors and officers. By doing so, the registrant does not admit that such persons are affiliates within the meaning of Rule 405 under the Securities Act of 1933 or for any other purpose.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: Common Stock, $0.01 par value, 348,201,513 shares outstanding as of February 4, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the documents from which parts thereof have been incorporated by reference and the Part of the Form 10-K into which such information is incorporated:

Burlington Northern Santa Fe Corporation's definitive Proxy Statement, to be filed not later than 120 days after the end of the fiscal year covered by this report . . . . Part III

Table of Contents

Part I

Item 1. Business

Burlington Northern Santa Fe Corporation (BNSF, Registrant or Company) was incorporated in the State of Delaware on December 16, 1994. On September 22, 1995, the shareholders of Burlington Northern Inc. (BNI) and Santa Fe Pacific Corporation (SFP) became the shareholders of BNSF pursuant to a business combination of the two companies.

On December 30, 1996, BNI merged with and into SFP. On December 31, 1996, The Atchison, Topeka and Santa Fe Railway Company merged with and into Burlington Northern Railroad Company (BNRR), and BNRR changed its name to The Burlington Northern and Santa Fe Railway Company. On January 2, 1998, SFP merged with and into The Burlington Northern and Santa Fe Railway Company. On January 20, 2005, The Burlington Northern and Santa Fe Railway Company changed its name to BNSF Railway Company (BNSF Railway).

Through its subsidiaries, BNSF is engaged primarily in the freight rail transportation business. At December 31, 2007, BNSF and its subsidiaries had approximately 40,000 employees. The rail operations of BNSF Railway, BNSF's principal operating subsidiary, comprise one of the largest railroad systems in North America.

BNSF's internet address is www.bnsf.com. Through this internet website (under the "Investors" link), BNSF makes available, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as all amendments to those reports, as soon as reasonably practicable after these reports are electronically filed with or furnished to the Securities and Exchange Commission (SEC). Filings on Forms 3, 4 and 5 are also available on this website within one day after filing with the SEC. BNSF's annual CEO certification filed pursuant to the New York Stock Exchange's Corporate Governance Listing Standards is filed as an exhibit to this Form 10-K. BNSF makes available on its website other previously filed SEC reports, registration statements and exhibits via a link to the SEC's website at www.sec.gov. The following documents are also made available on the Company's website:

- Code of Conduct
- Code of Business Conduct and Ethics for Scheduled Employees
- Corporate Governance Guidelines; and
- Charters of the Audit, Compensation and Development and Directors and Corporate Governance Committees

Further discussion of the Company's business, including equipment and business sectors, is incorporated by reference from Item 2, "Properties."

Item 1A. Risk Factors

The Company faces intense competition from rail carriers and other transportation providers, and its failure to compete effectively could adversely affect its results of operations, financial condition or liquidity.

The Company operates in a highly competitive business environment. Depending on the specific market, the Company faces intermodal, intramodal, product and geographic competition. For example, the Company believes that high service truck lines, due to their ability to deliver non-bulk products on an expedited basis, have had and will continue to have an adverse effect on the Company's ability to compete for deliveries of non-bulk, time-sensitive freight. While the Company must build or acquire and maintain its rail system, trucks and barges are able to use public rights-of-way maintained by public entities. Any material increase in the capacity and quality of these alternative methods or the passage of legislation granting greater latitude to motor carriers with respect to size and weight restrictions could have an adverse effect on the Company's results of operations, financial condition or liquidity. In addition, a failure to provide the level of service required by the Company's customers could result in loss of business to competitors.

A downturn in the economy or change in government policy could negatively impact demand for the Company's services.

Significant, extended negative changes in economic conditions that impact the producers and consumers of the commodities transported by the Company may have an adverse effect on the Company's operating results, financial condition or liquidity. In addition, changes in United States and foreign government policies could change the economic environment and affect demand for the Company's services. For example, changes in clean air laws or regulation of carbon dioxide emissions could reduce the demand for coal. Also, United States and foreign government agriculture tariffs or subsidies could affect the demand for grain.

As part of its railroad operations, the Company frequently transports chemicals and other hazardous materials.

The Company is required to transport these commodities to the extent of its common carrier obligation. An accidental release of these commodities could result in a significant loss of life and extensive property damage as well as environmental remediation obligations. The associated costs could have an adverse effect on the Company's operating results, financial condition or liquidity.

Future acts of terrorism or war, as well as the threat of war, may cause significant disruptions in the Company's business operations.

Terrorist attacks, such as those that occurred on September 11, 2001, as well as the more recent attacks on the transportation systems in Madrid, London and in India, and any government response to those types of attacks and war or risk of war may adversely affect the Company's results of operations, financial condition or liquidity. The Company's rail lines and facilities could be direct targets or indirect casualties of an act or acts of terror, which could cause significant business interruption and result in increased costs and liabilities and decreased revenues, which could have an adverse effect on its operating results and financial condition. Such effects could be magnified if releases of hazardous materials are involved. Any act of terror, retaliatory strike, sustained military campaign or war or risk of war may have an adverse impact on the Company's operating results and financial condition by causing or resulting in unpredictable operating or financial conditions, including disruptions of rail lines, volatility or sustained increase of fuel prices, fuel shortages, general economic decline and instability or weakness of financial markets. In addition, insurance premiums charged for some or all of the coverage currently maintained by the Company could increase dramatically or certain coverage may not be available to the Company in the future.

The Company is subject to stringent environmental laws and regulations, which may impose significant costs on its business operations.

The Company's operations are subject to extensive federal, state and local environmental laws and regulations concerning, among other things, emissions to the air; discharges to waters; the generation, handling, storage, transportation and disposal of waste and hazardous materials; and the cleanup of hazardous material or petroleum releases. Changes to or limits on carbon dioxide emissions could result in significant capital expenditures to comply with these regulations. Further, local concerns on emissions and other forms of pollution could inhibit the Company's ability to build facilities in strategic locations to facilitate growth and efficient operations. In addition, many of the Company's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. Environmental liability can extend to previously owned or operated properties, leased properties and properties owned by third parties, as well as to properties currently owned and used by the Company. Environmental liabilities have arisen and may continue to arise from claims asserted by adjacent landowners or other third parties in toxic tort litigation. The Company has been and may continue to be subject to allegations or findings to the effect that it has violated, or is strictly liable under, these laws or regulations. The Company's operating results, financial condition or liquidity could be adversely affected as a result of any of the foregoing, and it may be required to incur significant expenses to investigate and remediate environmental contamination. The Company records liabilities for environmental cleanup when the amount of its liability is both probable and reasonably estimable.

The Company's future success depends on its ability to continue to comply with the significant federal, state and local governmental regulations to which it is subject.

The Company is subject to a significant amount of governmental regulation with respect to its rates and practices, railroad operations and a variety of health, safety, labor, environmental and other matters. Failure to comply with applicable laws and regulations could have a material adverse effect on the Company. Governments may change the legislative framework within which the Company operates without providing the Company with any recourse for any adverse effects that the change may have on its business. Also, some of the regulations require the Company to obtain and maintain various licenses, permits and other authorizations, and it cannot assure that it will continue to be able to do so. Increased economic regulation of the rail industry could negatively impact the Company's ability to determine prices for rail services and to make capital improvements to its rail network, resulting in an adverse effect on the Company's results of operations, financial condition or liquidity.

The availability of qualified personnel could adversely affect the Company's operations.

Changes in demographics, training requirements and the availability of qualified personnel, particularly engineers and trainmen, could negatively impact the Company's ability to meet demand for rail service. Recruiting and retaining qualified personnel, particularly those with expertise in the railroad industry, are vital to operations. Unpredictable increases in demand for rail services may exacerbate such risks, which could have a negative impact on operational efficiency and otherwise have a material adverse effect on the Company's operating results, financial condition or liquidity.

Most of the Company's employees are represented by unions, and failure to successfully negotiate collective bargaining agreements may result in strikes, work stoppages, or substantially higher ongoing labor costs.

A significant majority of BNSF Railway's employees are union-represented. BNSF Railway's union employees work under collective bargaining agreements with various labor organizations. Wages, health and welfare benefits, work rules and other issues have traditionally been addressed through industry-wide negotiations. These negotiations have generally taken place over an extended period of time and have previously not resulted in any extended work stoppages. The existing agreements have remained in effect and will continue to remain in effect until new agreements are reached or the Railway Labor Act's procedures (which include mediation, cooling-off periods and the possibility of Presidential intervention) are exhausted. While the negotiations have not yet resulted in any extended work stoppages, if the Company is unable to negotiate acceptable new agreements, it could result in strikes by the affected workers, loss of business and increased operating costs as a result of higher wages or benefits paid to union members, any of which could have an adverse effect on the Company's operating results, financial condition or liquidity.

Severe weather and natural disasters could disrupt normal business operations, which would result in increased costs and liabilities and decreases in revenues.

The Company's success is dependent on its ability to operate its railroad system efficiently. Severe weather and natural disasters, such as tornados, flooding and earthquakes, could cause significant business interruptions and result in increased costs and liabilities and decreased revenues. In addition, damages to or loss of use of significant aspects of the Company's infrastructure due to natural or man-made disruptions could have an adverse affect on the Company's operating results, financial condition or liquidity for an extended period of time until repairs or replacements could be made. Additionally, during natural disasters, the Company's workforce may be unavailable, which could result in further delays. Extreme swings in weather could also negatively affect the performance of locomotives and rolling stock.

Fuel supply availability and fuel prices may adversely affect the Company's results of operations, financial condition or liquidity.

Fuel supply availability could be impacted as a result of limitations in refining capacity, disruptions to the supply chain, or rising global demand. A significant reduction in fuel availability could impact the Company's ability to provide transportation services at current levels, increase fuel costs and impact the economy. Each of these factors could have an adverse effect on the Company's operating results, financial condition or liquidity. Additionally, the Company is expected to be able to offset a significant portion of the anticipated higher fuel costs through its fuel surcharge program in 2008. However, to the extent that the Company is unable to maintain and expand its existing fuel surcharge program, increases in fuel prices could have an adverse effect on the Company's operating results, financial condition or liquidity.

The Company depends on the stability and availability of its information technology systems.

The Company relies on information technology in all aspects of its business. A significant disruption or failure of its information technology systems could result in service interruptions, safety failures, security violations, regulatory compliance failures and the inability to protect corporate information assets against intruders or other operational difficulties. Although the Company has taken steps to mitigate these risks, including Business Continuity Planning, Disaster Recovery Planning and Business Impact Analysis, a significant disruption could adversely affect the Company's results of operations, financial condition or liquidity. Additionally, if the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company's results of operations, financial condition or liquidity.

The Company's operational dependencies may adversely affect results of operations, financial condition or liquidity.

Due to the integrated nature of the United States' freight transportation infrastructure, the Company's operations may be negatively affected by service disruptions of other entities such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company's results of operations, financial condition or liquidity.

Personal injury claims constitute a significant expense, and increases in the amount or severity of these claims could adversely affect the Company's operating results.

The Company is subject to various personal injury claims by third parties and employees, including claims by employees who worked around asbestos until 1985, when its use at BNSF was substantially eliminated. Personal injury claims by BNSF Railway employees are subject to the Federal Employees' Liability Act (FELA), rather than state workers' compensation laws. The Company believes that the FELA system, which includes unscheduled awards and a reliance on the jury system, has contributed to increased expenses in the past. Future events, such as increases in the number of claims that are filed, developments in legislative and judicial standards and the costs of settling claims, could result in an adverse effect on the Company's operating results.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Track Configuration

BNSF Railway operates over a railroad system consisting of approximately 32,000 route miles of track, excluding multiple main tracks, yard tracks and sidings, approximately 23,000 miles of which are owned route miles, including easements, in 28 states and two Canadian provinces as of December 31, 2007. Approximately 9,000 route miles of BNSF Railway's system consist of trackage rights that permit BNSF Railway to operate its trains with its crews over other railroads' tracks.

As of December 31, 2007, the total BNSF Railway system, including single and multiple main tracks, yard tracks and sidings, consisted of approximately 50,000 operated miles of track, all of which are owned by or held under easement by BNSF Railway except for approximately 10,000 route miles operated under trackage rights. At December 31, 2007, approximately 26,000 miles of BNSF Railway's track consisted of 112-pound per yard or heavier rail, including approximately 20,000 track miles of 131-pound per yard or heavier rail.

Equipment Configuration

BNSF Railway owned or had under non-cancelable leases exceeding one year the following units of railroad rolling stock and other equipment as of the dates shown below.

At December 31,	2007	2006	2005
Locomotives	**6,400**	6,330	5,790
Freight cars:			
Covered hopper	**36,439**	33,488	34,631
Gondola	**13,690**	13,998	12,579
Open hopper	**11,428**	11,277	10,973
Flat	**10,470**	11,382	8,537
Box	**7,948**	8,937	8,685
Refrigerator	**4,196**	4,631	4,983
Tank	**427**	426	422
Autorack	**416**	641	748
Other	**324**	341	323
Total freight cars	**85,338**	85,121	81,881
Domestic chassis	**11,714**	12,849	12,649
Company service cars	**4,070**	3,982	4,091
Domestic containers	**3,253**	3,275	10,412
Trailers	**1,200**	1,209	1,916
Commuter passenger cars	**163**	165	179
Average age from date of manufacture–locomotive fleet (years)[a]	**15**	15	15
Average age from date of manufacture–freight car fleet (years)[a]	**14**	14	15

a These averages are not weighted to reflect the greater capacities of the newer equipment.

Capital Expenditures and Maintenance

Capital Expenditures

The extent of the BNSF Railway's maintenance and capacity program is outlined in the following table:

Year ended December 31,	2008 Estimate	2007	2006	2005
Track miles of rail laid[a]	908	**994**	854	711
Cross ties inserted (thousands)[a]	3,237	**3,126**	2,957	3,171
Track resurfaced (miles)	13,075	**11,687**	12,588	12,790

a Includes both maintenance of existing route system and expansion projects. Expenditures for these maintenance programs are primarily capitalized.

A breakdown of the Company's cash capital expenditures for the three years ended December 31, 2007, is incorporated by reference from a table in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Liquidity and Capital Resources; Investing Activities."

BNSF's planned 2008 capital commitments are incorporated by reference from Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Executive Summary; Business Outlook for 2008."

Maintenance

As of December 31, 2007, General Electric Company, Alstom Transportation, Inc. and Electro-Motive Diesel, Inc. performed locomotive maintenance and overhauls for BNSF Railway at its facilities under various maintenance agreements that covered approximately 4,240 locomotives.

Property and Facilities

BNSF Railway operates various facilities and equipment to support its transportation system, including its infrastructure and locomotives and freight cars as previously described. It also owns or leases other equipment to support rail operations, including containers, chassis and vehicles. Support facilities for rail operations include yards and terminals throughout its rail network, system locomotive shops to perform locomotive servicing and maintenance, a centralized network operations center for train dispatching and network operations monitoring and management in Fort Worth, Texas, regional dispatching centers, computers, telecommunications equipment, signal systems and other support systems. Transfer facilities are maintained for rail-to-rail as well as intermodal transfer of containers, trailers and other freight traffic. These facilities include 33 major intermodal hubs located across the system. BNSF Railway's largest intermodal facilities in terms of 2007 volume were as follows:

Intermodal Facilities	Lifts
Hobart Yard (Los Angeles, California)	1,243,000
Logistics Park (Chicago, Illinois)	755,000
Corwith Yard (Chicago, Illinois)	739,000
Willow Springs (Illinois)	636,000
Alliance (Fort Worth, Texas)	567,000
Cicero (Illinois)	517,000
San Bernardino (California)	500,000
Argentine (Kansas City, Kansas)	369,000
Seattle International Gateway (Seattle, Washington)	305,000
Memphis (Tennessee)	284,000

BNSF Railway owns 23 automotive distribution facilities and serves eight port facilities where automobiles are loaded on or unloaded from multi-level rail cars in the United States and Canada.

BNSF Railway's largest freight car classification yards based on the average daily number of cars processed (excluding cars that do not change trains at the terminal, intermodal and coal cars) are shown below:

Classification Yards	Daily Average Cars Processed
Argentine (Kansas City, Kansas)	1,807
Galesburg (Illinois)	1,642
Barstow (California)	1,349
Pasco (Washington)	1,274
Tulsa (Oklahoma)	1,198

As of December 31, 2007, certain BNSF Railway properties and other assets were subject to liens securing $102 million of mortgage debt. Certain locomotives, rolling stock and facilities of BNSF Railway were subject to equipment leases and financing obligations, as referred to in Notes 9 and 10 to the Consolidated Financial Statements.

Productivity

Productivity, as measured by thousand gross ton miles per employee, is shown in the table below. Gross ton miles is defined as the product of the number of loaded and empty miles traveled and the combined weight of the car and contents. Certain prior period amounts have been adjusted to conform to current year presentation.

Year ended December 31,	2007	2006	2005
Thousand gross ton miles divided by average number of employees	**27,222**	27,092	26,964

A discussion of Employees and Labor Relations is incorporated by reference from Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, under the heading "Other Matters; Employee and Labor Relations."

Business Mix

In serving the Midwest, Pacific Northwest and the Western, Southwestern and Southeastern regions and ports of the country, BNSF transports, through one operating transportation services segment, a range of products and commodities derived from manufacturing, agricultural and natural resource industries. Approximately 65 percent of the freight revenues originated by the Company is covered by contractual agreements of varying duration, while the balance is subject to common carrier, published prices or quotations offered by the Company. BNSF's financial performance is influenced by, among other things, general and industry economic conditions at the international, national and regional levels. The following map illustrates the Company's primary routes, including trackage rights, which allow BNSF to access major cities and ports in the western and southern United States as well as Canadian and Mexican traffic. In addition to major cities and ports, BNSF efficiently serves many smaller markets by working closely with approximately 200 shortline partners. BNSF has also entered into marketing agreements with CSX Transportation, Canadian National Railway Company and Kansas City Southern Railway Company, expanding the marketing reach for each railroad and their customers.



BNSF Lines and Trackage Rights
Regional Connections
Intermodal Haulage Arrangement

Consumer Products:

The Consumer Products' freight business provided approximately 37 percent of freight revenues in 2007 and consisted of the following business sectors:

- **International Intermodal** — International business consists primarily of container traffic from steamship companies such as Maersk, Hyundai and Yang Ming. International Intermodal accounted for approximately 46 percent of total Consumer Products revenues.
- **Domestic Intermodal** — Domestic Intermodal generated approximately 45 percent of total Consumer Products revenue. The Domestic Intermodal sector is comprised of the following business areas:
  - **Truckload/Intermodal Marketing Companies** — The Truckload business area is comprised of full truckload carriers such as J.B. Hunt Transportation, Schneider National and Swift Transportation. The Intermodal Marketing Companies business area is comprised of shippers' agents and consolidators such as the Hub Group.

- **Expedited Truckload/Less-than-Truckload** — This business area is comprised of less-than-truckload carriers and parcel carriers such as United Parcel Service and YRC Worldwide. It also includes expedited truckload carriers such as Werner Enterprises, Stevens Transport and U.S. Xpress Enterprises.

- **Automotive** — The transportation of both assembled motor vehicles, primarily those manufactured outside of the United States, and shipments of vehicle parts to numerous destinations throughout the Midwest, Southwest, West and Pacific Northwest provided about 9 percent of total Consumer Products revenues.

Industrial Products:
The Industrial Products' freight business provided approximately 24 percent of BNSF's freight revenues in 2007 and consisted of the following five business areas:

- **Construction Products** — The Construction Products sector represented approximately 33 percent of total Industrial Products revenues in 2007. This sector serves virtually all of the commodities included in, or resulting from, the production of steel along with mineral commodities such as clays, sands, cements, aggregates, sodium compounds and other industrial minerals. Industrial taconite, an iron ore derivative produced in northern Minnesota, scrap steel and coal coke are BNSF's primary input products transported. Finished steel products range from structural beams and steel coils to wire and nails. BNSF links the integrated steel mills in the East with fabricators in the West and Southwest. Service is also provided to various mini-mills in the Southwest that produce rebar, beams and coiled rod for the construction industry. Industrial minerals include various mined and processed commodities such as cement and aggregates (construction sand, gravel and crushed stone) that generally move to domestic markets for use in general construction and public work projects, including highways. Borates and clays move to domestic points as well as to export markets primarily through West Coast ports. Sodium compounds, primarily soda ash, are moved to domestic markets for use in the manufacturing of glass and other industrial products. Sand is utilized in the manufacturing of glass and in foundry and oil drilling applications.

- **Building Products** — This sector generated approximately 29 percent of total 2007 Industrial Products revenues and includes primary forest product commodities such as lumber, plywood, oriented strand board, particleboard, paper products, pulpmill feedstocks, wood pulp and sawlogs. Also included in this sector are government, machinery and waste traffic. Commodities from this diverse group primarily originate from the Pacific Northwest, Western Canada, upper Midwest and the Southeast for shipment mainly into domestic markets. Industries served include construction, furniture, photography, publishing, newspaper and industrial packaging. Shipments of waste, ranging from municipal waste to contaminated soil, are transported to landfills and reclamation centers across the country. The government and machinery business includes aircraft parts, agricultural and construction machinery, military equipment and large industrial machinery.

- **Petroleum Products** — Commodities included in the Petroleum Products sector are liquefied petroleum gas (LPG), diesel fuels, asphalt, alcohol, solvents, petroleum coke, lubes, oils, waxes and carbon black. This group made up 16 percent of total Industrial Products revenues for 2007. Product use varies based on commodity and includes the use of LPG for heating purposes, diesel fuel and lubes to run heavy machinery and asphalt for road projects and roofing. Products within this group originate and terminate throughout the BNSF network, with the largest areas of activities being the Texas Gulf, Pacific Northwest, California, Montana and Illinois.

- **Chemicals and Plastic Products** — The Chemicals and Plastic Products sector represented approximately 14 percent of total 2007 Industrial Products revenues. This group is composed of industrial chemicals and plastics commodities. These commodities include caustic soda, chlorine, industrial gases, acids, polyethylene, polypropylene and polyvinyl chloride. Industrial chemicals and plastics resins are used by the automotive, housing and packaging industries, as well as for feedstocks, to produce other chemicals and plastic products. These commodities originate primarily in the Gulf Coast region for shipment mainly into domestic markets.

- **Food and Beverages** — Food and Beverages represented approximately 8 percent of total 2007 Industrial Products revenues. This group consists of beverages, canned goods and perishable food items. Other consumer goods such as cotton, salt, rubber and tires and miscellaneous boxcar shipments are also included in this business area.

Coal:

In 2007, the transportation of coal contributed about 21 percent of freight revenues. BNSF is one of the largest transporters of low-sulfur coal in the United States. More than 90 percent of all BNSF's coal tons originated from the Powder River Basin of Wyoming and Montana. These coal shipments were destined for coal-fired electric generating stations located primarily in the North Central, South Central, Southeast, Mountain and Pacific Northwest regions of the United States. BNSF also transports coal from the Powder River Basin to markets in Canada and the eastern United States. Demand for Powder River Basin coal has increased substantially over the past 20 years due to its relatively low sulfur content, abundant reserves, relatively inexpensive mine production and competitive delivered cost to power plants.

Other BNSF coal shipments originate principally in Colorado, Illinois, New Mexico and North Dakota. These shipments move to electrical generating stations and industrial plants in the Mountain and North Central regions of the United States and to Mexico.

Agricultural Products:

The transportation of Agricultural Products provided approximately 18 percent of 2007 freight revenues. These products include wheat, corn, bulk foods, soybeans, oil seeds and meals, feeds, barley, oats and rye, flour and mill products, milo, oils, specialty grains, malt, ethanol and fertilizer. The BNSF system is strategically located to serve the grain-producing regions of the Midwest and Great Plains. The Company continues to develop and operate a shuttle network for grain and grain products, which allows more efficient use of equipment and improved cycle times. In addition to serving most grain-producing areas, BNSF serves most major terminal, storage, feeding and food-processing locations. Furthermore, BNSF has access to major export markets in the Pacific Northwest, western Great Lakes, Texas Gulf and Mexico.

Freight Statistics

The following table sets forth certain freight statistics relating to rail operations for the periods indicated. Certain prior period amounts have been adjusted to conform to current year presentation.

Year ended December 31,	2007	2006	2005
Revenue ton miles (millions)[a]	**657,572**	647,857	604,656
Freight revenue per thousand revenue ton miles	**$ 23.34**	$ 22.45	$ 20.85
Average length of haul (miles)	**1,079**	1,067	1,068

a Revenue ton miles is defined as the product of the number of loaded miles traveled and the weight of the contents.

Revenue, cars/units and average revenue per car/unit information for the three years ended December 31, 2007, is incorporated by reference from a table in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, under the heading "Results of Operations; Revenue Table."

Government Regulation and Legislation

The Company is subject to federal, state and local laws and regulations generally applicable to all businesses. Rail operations are subject to the regulatory jurisdiction of the Surface Transportation Board (STB) of the United States Department of Transportation (DOT), the Federal Railroad Administration of the DOT, the Occupational Safety and Health Administration (OSHA), as well as other federal and state regulatory agencies. The STB has jurisdiction over disputes and complaints involving certain rates, routes and services, the sale or abandonment of rail lines, applications for line extensions and construction and consolidation or merger with, or acquisition of control of, rail common carriers. The outcome of STB proceedings can affect the profitability of BNSF's business.

DOT and OSHA have jurisdiction under several federal statutes over a number of safety and health aspects of rail operations, including the transportation of hazardous materials. State agencies regulate some aspects of rail operations with respect to health and safety in areas not otherwise preempted by federal law.

BNSF Railway's rail operations, as well as those of its competitors, are also subject to extensive federal, state and local environmental regulation. These laws cover discharges to water, air emissions, toxic substances and the generation, handling, storage, transportation and disposal of waste and hazardous materials. This regulation has the effect of increasing the cost and liabilities associated with rail operations. Environmental risks are also inherent in rail operations, which frequently involve transporting chemicals and other hazardous materials.

Many of BNSF Railway's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF Railway is now subject to, and will from time to time continue to be subject to, environmental cleanup and enforcement actions. In particular, the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), also known as the Superfund law, generally imposes joint and several liability for cleanup and enforcement costs on current and former owners and operators of a site, without regard to fault or the legality of the original conduct. Accordingly, BNSF Railway may be responsible under CERCLA and other federal and state statutes for all or part of the costs to clean up sites at which certain substances may have been released by BNSF Railway, its current lessees, former owners or lessees of properties, or other third parties. Further discussion is incorporated by reference from Note 10 to the Consolidated Financial Statements.

Railroad Retirement

Railroad industry personnel are covered by the Railroad Retirement System instead of Social Security. BNSF Railway's contributions under the Railroad Retirement System have been almost triple those in industries covered by Social Security. The Railroad Retirement System, funded primarily by payroll taxes on covered employers and employees, includes a benefit roughly equivalent to Social Security (Tier I), an additional benefit similar to that allowed in some private defined-benefit plans (Tier II) and other benefits. For 2007, the Railroad Retirement System required up to a 19.75 percent contribution by railroad employers on eligible wages, while the Social Security and Medicare Acts only required a 7.65 percent contribution on similar wage bases.

Competition

The business environment in which BNSF Railway operates is highly competitive. Depending on the specific market, deregulated motor carriers, other railroads and river barges may exert pressure on price and service levels. The presence of advanced, high service truck lines with expedited delivery, subsidized infrastructure and minimal empty mileage continues to affect the market for non-bulk, time-sensitive freight. The potential expansion of longer combination vehicles could further encroach upon markets traditionally served by railroads. In order to remain competitive, BNSF Railway and other railroads continue to develop and implement operating efficiencies to improve productivity.

As railroads streamline, rationalize and otherwise enhance their franchises, competition among rail carriers intensifies. BNSF Railway's primary rail competitor in the Western region of the United States is the Union Pacific Railroad Company. Other Class I railroads and numerous regional railroads and motor carriers also operate in parts of the same territories served by BNSF Railway.

Based on weekly reporting by the Association of American Railroads, BNSF's share of the western United States rail traffic in 2007 was approximately 49 percent.

Item 3. Legal Proceedings

Beginning May 14, 2007, 27 similar class action complaints were filed in six federal district courts around the country against BNSF and four other Class I railroads (and, in some cases, the Association of American Railroads) alleging that they have conspired to fix fuel surcharges with respect to unregulated freight transportation services in violation of the antitrust laws and seeking injunctive relief and unspecified treble damages. On November 6, 2007, the Judicial Panel on Multidistrict Litigation entered an order to consolidate cases in the federal district court of the District of Columbia for coordinated or consolidated pretrial proceedings. (In re: Rail Freight Fuel Surcharge Antitrust Litigation, MDL No. 1869). The Company believes that these claims are without merit and intends to defend against the allegations vigorously. The Company is also responding to a state grand jury subpoena requesting production of information related to fuel surcharges. The Company does not believe that the outcome of any of these proceedings will have a material effect on its financial condition, results of operations or liquidity.

Information concerning certain pending tax-related administrative or adjudicative state proceedings or appeals is incorporated by reference from Note 5 to the Consolidated Financial Statements, and information concerning other claims and litigation is incorporated by reference from Note 10 to the Consolidated Financial Statements.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted by BNSF to a vote of its securities holders during the fourth quarter of 2007.

Executive Officers of the Registrant

Listed below are the names, ages and positions of all executive officers of BNSF and their business experience during the past five years. Executive officers hold office until their successors are elected or appointed, or until their earlier death, retirement, resignation or removal.

Matthew K. Rose, 48
Chairman, President and Chief Executive Officer of BNSF since March 2002.

Thomas N. Hund, 54
Executive Vice President and Chief Financial Officer since January 2001.

Carl R. Ice, 51
Executive Vice President and Chief Operations Officer since January 2001.

John P. Lanigan, Jr., 52
Executive Vice President and Chief Marketing Officer since January 2003.

Roger Nober, 43
Executive Vice President Law and Secretary since January 2007. Prior to that, partner of Steptoe & Johnson LLP, Washington, DC (law firm) from March 2006 and Chairman of the United States Surface Transportation Board from November 2002 – January 2006.

Peter J. Rickershauser, 59
Vice President–Network Development since May 1999.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

BNSF's common stock is listed on the New York Stock Exchange under the symbol "BNI." Information as to the high and low sales prices of such stock for the two years ended December 31, 2007, and the frequency and amount of dividends declared on such stock during such periods, is set forth in Note 16 to the Consolidated Financial Statements. The approximate number of holders of record of the common stock at February 4, 2008, was 32,000.

Common Stock Repurchases

The following table presents repurchases by the Company of its common stock for each of the three months for the quarter ended December 31, 2007, (shares in thousands):

Issuer Purchases of Equity Securities				
Period	Total Number of Shares Purchased[a]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[b]	Maximum Number of Shares That May Yet be Purchased Under the Plans or Programs[b]
October 1 – 31	272	$ 85.22	270	32,643
November 1 – 30	1,987	85.51	1,967	30,676
December 1 – 31	1,262	85.23	1,175	29,501
Total	3,521	$ 85.39	3,412	

a Total number of shares purchased includes approximately 109 thousand shares where employees delivered already owned shares or used an attestation procedure to satisfy the exercise price of stock options or the withholding of tax payments. Total number of shares purchased does not include approximately 117 thousand shares acquired from employees to satisfy tax withholding obligations that arose on the vesting of restricted stock or the exercise of stock options.

b On July 17, 1997, the Board initially authorized and the Company announced the repurchase of up to 30 million shares of the Company's common stock from time to time in the open market. On December 9, 1999, April 20, 2000, September 21, 2000, January 16, 2003, December 8, 2005 and February 14, 2007, the Board authorized and the Company announced extensions of the BNSF share repurchase program, adding 30 million shares at each date for a total of 210 million shares authorized. The share repurchase program does not have an expiration date.

Item 6. Selected Financial Data

The following table presents, as of and for the dates indicated, selected historical financial information for the Company (in millions, except per share data):

December 31,	2007	2006[a]	2005[a]	2004[a]	2003[a]
For the year ended:					
Revenues	**$ 15,802**	$ 14,985	$ 12,987	$ 10,946	$ 9,413
Operating income	**$ 3,486**	$ 3,521	$ 2,927[b]	$ 1,709[c]	$ 1,675
Income before cumulative effect of accounting change	**$ 1,829**	$ 1,889	$ 1,534[b]	$ 805[c]	$ 783[d]
Basic earnings per share (before cumulative effect of accounting change)	**$ 5.19**	$ 5.23	$ 4.13[b]	$ 2.18[c]	$ 2.12[d]
Average basic shares	**352.5**	361.0	371.8	370.0	369.1
Diluted earnings per share (before cumulative effect of accounting change)	**$ 5.10**	$ 5.11	$ 4.02[b]	$ 2.14[c]	$ 2.10[d]
Average diluted shares	**358.9**	369.8	381.8	376.6	372.3
Dividends declared per common share	**$ 1.14**	$ 0.90	$ 0.74	$ 0.64	$ 0.54
At year end:					
Total assets	**$ 33,583**	$ 31,797	$ 30,436	$ 29,023	$ 27,050
Long-term debt and commercial paper, including current portion	**$ 8,146**	$ 7,385	$ 7,154	$ 6,516	$ 6,684
Stockholders' equity	**$ 11,144**	$ 10,528	$ 9,638	$ 9,438	$ 8,608
Net debt to total capitalization[e]	**41.2%**	40.0%	42.3%	39.6%	43.6%
For the year ended:					
Total capital expenditures	**$ 2,248**	$ 2,014	$ 1,750	$ 1,527	$ 1,726
Depreciation and amortization	**$ 1,293**	$ 1,176	$ 1,111	$ 1,035	$ 927

a Prior year numbers have been adjusted for the retrospective adoption of Financial Accounting Standards Board (FASB) Staff Position (FSP) AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. See Note 2 to the Consolidated Financial Statements for additional information.

b 2005 operating income, income before cumulative effect of accounting change and earnings per share include an impairment charge related to an agreement to sell certain line segments to the State of New Mexico in the future of $71 million pre-tax, $44 million net of tax, or $0.12 per basic and diluted share. See discussion under Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, under the heading "New Mexico Department of Transportation."

c 2004 operating income, income before cumulative effect of accounting change and earnings per share include a charge for a change in estimate of unasserted asbestos and environmental liabilities of $465 million pre-tax, $288 million net of tax, or $0.78 per basic share and $0.77 per diluted share.

d 2003 income before cumulative effect of accounting change excludes the favorable cumulative effect of an accounting change for asset retirement obligations of $39 million, net of tax, or $0.11 per basic share and $0.10 per diluted share.

e Net debt is calculated as total debt (long-term debt and commercial paper plus long-term debt due within one year) less cash and cash equivalents, and total capitalization is calculated as the sum of net debt and total stockholders' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis relates to the financial condition and results of operations of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries (collectively BNSF, Registrant or Company). The principal operating subsidiary of BNSF is the BNSF Railway Company (BNSF Railway) through which BNSF derives substantially all of its revenues. All earnings per share information is stated on a diluted basis.

Company Overview

Through its subsidiaries, BNSF is engaged primarily in the freight rail transportation business. BNSF's primary operating subsidiary, BNSF Railway, operates one of the largest North American rail networks with about 32,000 route miles in 28 states and two Canadian provinces. Through its one operating transportation segment, BNSF Railway transports a wide range of products and commodities including Consumer Products, Industrial Products, Coal and Agricultural Products.

Additional operational information, including weekly intermodal and carload unit reports as submitted to the Association of American Railroads (AAR) and annual reports submitted to the Surface Transportation Board (STB), are available on the Company's website at www.bnsf.com/investors.

Executive Summary

Fiscal Year 2007 — Financial Overview

- The Company achieved earnings of $5.10 per share compared with 2006 earnings of $5.11 per share.
- Freight revenues increased 6 percent to $15.3 billion, which included revenue increases in each of the Company's four business groups.
    - Of the 6-percent increase in freight revenue, 6 percent, 1 percent and 1 percent was attributable to price, unit growth and fuel surcharges, respectively. These were partially offset by a decrease due to changes in business mix.
- Operating expenses for 2007 increased 7 percent compared with 2006, largely driven by a $463 million increase in fuel expense primarily reflecting increased fuel prices and a reduced fuel-hedge benefit.
- Operating income of $3.5 billion for 2007 decreased $35 million from 2006 despite a $310 million reduction in fuel-hedge benefit.
- Each year capital expenditures are a significant use of cash for BNSF. In 2007, BNSF increased its cash capital expenditures to $2.25 billion from $2.01 billion in the prior year primarily due to both maintenance of BNSF's track structure and additional expansion projects undertaken in 2007. Despite the increase in capital expenditures, BNSF's capital commitments, which includes both cash spent for capital and locomotive leases, decreased approximately $80 million to $2.59 billion in 2007 due to fewer locomotive leases entered into in 2007 as compared to 2006.

Business Outlook for 2008

- BNSF expects to see revenue growth in the high single digits on about flat unit volumes.
- Combining projected revenue growth with an ongoing focus on productivity, low double-digit growth in earnings per share is achievable.
- The Company's planned capital commitment program for 2008 is approximately $2.45 billion as compared to $2.59 billion in 2007. The decrease in the capital commitment program versus prior year is principally related to lower expansion capital driven by lower anticipated demand.
    - BNSF anticipates leasing 200 locomotives with a cost of about $400 million and investing over $200 million in track and facilities to expand capacity to continue to meet demand for consistent freight rail service. The 2008 capacity expansion program is expected to be approximately $350 million lower than 2007.
    - The Company expects to spend more than $1.8 billion to keep its infrastructure strong by refreshing track, signal systems, structures, freight cars and implementing new technologies.

Results of Operations

Revenue Table

The following table presents BNSF's revenue information by business group for the years ended December 31, 2007, 2006 and 2005.

Year ended December 31,	Revenues (in millions)			Cars / Units (in thousands)			Average Revenue Per Car / Unit		
	2007	2006	2005	**2007**	2006	2005	**2007**	2006	2005
Consumer products	**$ 5,664**	$ 5,613	$ 4,898	**5,149**	5,520	5,215	**$ 1,100**	$ 1,017	$ 939
Industrial products	**3,684**	3,589	3,128	**1,664**	1,686	1,655	**2,214**	2,129	1,890
Coal	**3,279**	2,916	2,448	**2,472**	2,458	2,238	**1,326**	1,186	1,094
Agricultural products	**2,722**	2,427	2,132	**1,033**	973	916	**2,635**	2,494	2,328
Total freight revenues	**15,349**	14,545	12,606	**10,318**	10,637	10,024	**$ 1,488**	$ 1,367	$ 1,258
Other revenues	**453**	440	381						
Total operating revenues	**$ 15,802**	$ 14,985	$ 12,987						

Expense Table

The following table presents BNSF's expense information for the years ended December 31, 2007, 2006 and 2005 (in millions):

Year ended December 31,	**2007**	2006[a]	2005[a]
Compensation and benefits	**$ 3,773**	$ 3,816	$ 3,515
Fuel	**3,197**	2,734	1,959
Purchased services	**2,023**	1,906	1,713
Depreciation and amortization	**1,293**	1,176	1,111
Equipment rents	**942**	930	886
Materials and other	**1,088**	902	876
Total operating expenses	**$ 12,316**	$ 11,464	$ 10,060
Interest expense	**$ 511**	$ 485	$ 437
Other expense, net	**$ 18**	$ 40	$ 37
Income tax expense	**$ 1,128**	$ 1,107	$ 919

a Prior year numbers have been adjusted for the retrospective adoption of FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. See Note 2 to the Consolidated Financial Statements for additional information.

Year Ended December 31, 2007, Compared with Year Ended December 31, 2006

BNSF recorded net income for 2007 of $1,829 million, or $5.10 per share. In comparison, net income for 2006 was $1,889 million, or $5.11 per share.

Revenues

Freight

Freight revenues of $15,349 million for 2007 were $804 million, or 6 percent higher than 2006. Freight revenues reflected a 3-percent decrease in unit volumes. Freight revenues included an increase of approximately $150 million in fuel surcharges compared with the same 2006 period. Growth in prices and fuel surcharges drove average revenue per car/unit up 9 percent in 2007 to $1,488 from $1,367 in 2006.

Consumer Products

The Consumer Products' freight business includes a significant intermodal component and consists of the following three business areas: international intermodal, domestic intermodal and automotive.



Automotive
9%
Domestic
Intermodal
45%
International
Intermodal
46%

Consumer Products revenues of $5,664 million for 2007 were $51 million, or 1 percent, higher than 2006. Higher revenue per unit due to improved yields and fuel surcharges was partially offset by lower volumes related to economic softness as well as reduced transpacific service of a large international customer.

Industrial Products

Industrial Products' freight business consists of five business areas: construction products, building products, petroleum products, chemicals and plastic products and food and beverages.



Petroleum Products 16%
Construction Products 33%
Food & Beverages 8%
Building Products 29%
Chemicals & Plastic Products 14%

Industrial Products revenues increased $95 million, or 3 percent, to $3,684 million for 2007, while unit volumes declined 1 percent. The 4-percent increase in average revenue per car was mainly the result of price increases. Strong demand for petroleum products, chemicals and plastics was offset by a decline in building products as a result of weakness in the housing market.

Coal

BNSF is one of the largest transporters of low-sulfur coal in the United States. More than 90 percent of all BNSF's coal tons originate from the Powder River Basin of Wyoming and Montana.

Coal revenues of $3,279 million for 2007 increased $363 million, or 12 percent, versus a year ago due to improved yields, contractual inflation escalators, increased tons per unit and fuel surcharges. Coal unit volumes increased 1 percent despite mine production and weather-related issues.

Agricultural Products

The Agricultural Products' freight business transports agricultural products including corn, wheat, soybeans, bulk foods, ethanol, fertilizer and other products.



Corn 23%
Wheat 19%
Ethanol 6%
Soybeans 9%
Fertilizer 11%
Bulk Foods 9%
Other 23%

Agricultural Products revenues of $2,722 million for 2007 were $295 million, or 12 percent higher than revenues for 2006. This increase was primarily due to strong volume growth, favorable mix of business and price increases with the strongest revenue growth in wheat, soybeans, bulk foods, ethanol and fertilizer.

Other Revenues

Other revenues increased $13 million, or 3 percent, to $453 million for 2007 compared to 2006. This increase was primarily due to volume growth of BNSF Logistics, an indirect, wholly-owned non-rail subsidiary that specializes in providing third-party logistics and transportation services.

Expenses

Total operating expenses for 2007 were $12,316 million, an increase of $852 million, or 7 percent over 2006.

Compensation and Benefits

Compensation and benefits includes expenses for BNSF employee wages, health and welfare, payroll taxes and other related items. The primary factors influencing the expenses recorded are volume, headcount, utilization, wage rates, incentives earned during the period, benefit plan participation and pension expenses.

Compensation and benefits expenses of $3,773 million were $43 million, or 1 percent lower than 2006, on flat employee headcount. Wages and benefit increases were offset by lower variable compensation costs and other cost controls.

Fuel

Fuel expense is driven by market price, the level of locomotive consumption of diesel fuel and the effects of hedging activities.

Fuel expenses of $3,197 million for 2007 were $463 million, or 17 percent, higher than 2006. The increase in fuel expense was due to an increase in the average all-in cost per gallon of diesel fuel, partially offset by a decline in consumption related to improved fuel efficiency. The average all-in cost per gallon of diesel fuel increased by 37 cents to $2.22, or $538 million, which is comprised of an increase in the average purchase price of 16 cents, or $228 million, and a decrease in the hedge benefit of 21 cents, or $310 million (2007 benefit of $31 million less 2006 benefit of $341 million). Consumption in 2007 decreased 36 million gallons to 1,442 million gallons when compared with consumption in the same 2006 period, resulting in a $75 million decrease in fuel expense.

Purchased Services
Purchased services expense includes ramping (lifting of containers onto and off of cars); drayage (highway movements to and from railway facilities); maintenance of locomotives, freight cars and equipment; transportation costs over other railroads; technology services outsourcing; professional services; and other contract services provided to BNSF. Purchased services expense also includes purchased transportation costs for BNSF Logistics, an indirect, non-rail subsidiary of BNSF that specializes in providing third-party logistics and transportation services. The expenses are driven by the rates established in the related contracts and the volume of services required.

Purchased services expenses of $2,023 million for 2007 were $117 million, or 6 percent higher than 2006. Beyond general inflation, the largest drivers of this increase were (i) $25 million in haulage payments for transportation over other railroads, principally due to a new southeast intermodal agreement; (ii) $20 million in purchased transportation costs for BNSF Logistics; (iii) $10 million in locomotive maintenance costs; and (iv) $10 million in ramping costs (lifting of containers onto and off of cars).

Depreciation and Amortization
Depreciation and amortization expenses for the period are determined by using the group method of depreciation, applying a single rate to the gross investment in a particular class of property. Due to the capital-intensive nature of BNSF's operations, depreciation expense is a significant component of the Company's operating expense. The full effect of inflation is not reflected in operating expenses since depreciation is based on historical cost.

Depreciation and amortization expenses of $1,293 million for 2007 were $117 million, or 10 percent higher than 2006. This increase was primarily due to continuing capital expenditures as well as updated depreciation rates for locomotives (see discussion under the heading "Critical Accounting Estimates; Depreciation").

Equipment Rents
Equipment rents expense includes long-term and short-term payments primarily for locomotives, freight cars, containers and trailers. The expense is driven primarily by volume, lease and rental rates, utilization of equipment and changes in business mix resulting in equipment usage variances.

Equipment rents expenses for 2007 of $942 million were $12 million, or 1 percent, higher than 2006, on a 3-percent decline in unit volumes. The variance represents an increase in locomotive lease expense, partially offset by a decrease in freight car equipment expense due to the impact of the Company's privatization efforts, lower volumes and velocity improvements for freight car equipment.

Materials and Other
Material expenses consist mainly of the costs involved to purchase mechanical and engineering materials, in addition to other items for construction and maintenance of property and equipment. Other expenses include personal injury claims, environmental remediation and derailments as well as utilities, impairments of long-lived assets, locomotive overhauls, property and miscellaneous taxes and employee separation costs. The total is offset by gains on land sales and insurance recoveries.

Materials and other expenses of $1,088 million for 2007, which consisted of approximately $450 million of materials expense with the remainder consisting of numerous other items, were $186 million, or 21 percent higher than 2006. The increase was primarily due to increases of approximately (i) $65 million and $16 million first quarter environmental and technology charge, respectively (see discussion under the heading "Other Matters; Charge for Environmental Costs and Technology System Write-Off"); (ii) $40 million in environmental remediation developments; (iii) $25 million due largely to rising costs for materials for locomotives, freight cars and track structure; and (iv) $20 million in crew transportation costs principally due to increased fuel and insurance-related costs as well as increased usage due to adverse weather. In addition, a $22 million gain from a line sale to the State of New Mexico was recorded in 2006 (see discussion under the heading "Other Matters; New Mexico Department of Transportation").

Interest Expense
Interest expense of $511 million for 2007 was $26 million, or 5 percent higher than 2006. This increase was primarily the result of a higher average debt balance, partially offset by lower average rates.

Income Taxes
The effective rate in 2007 was 38.2 percent compared with 36.9 percent for the prior year. The increase in the effective tax rate primarily reflects income tax adjustments that favorably impacted income tax expense in 2006 as compared with 2007.

Year Ended December 31, 2006, Compared with Year Ended December 31, 2005
BNSF recorded net income for 2006 of $1,889 million, or $5.11 per share. In comparison, net income for 2005 was $1,534 million, or $4.02 per share, which included a $0.12 per share impairment charge related to an agreement to sell certain line segments to the State of New Mexico (see discussion under heading "Other Matters; New Mexico Department of Transportation").

Revenues

Freight

Freight revenues of $14,545 million for 2006 were $1,939 million, or 15 percent higher than 2005. Freight revenues reflected a 6-percent increase in volumes. Freight revenues include an increase of approximately $600 million in fuel surcharges compared with the same 2005 period. Growth in prices and fuel surcharges drove average revenue per car/unit up 9 percent in 2006 to $1,367 from $1,258 in 2005.

Consumer Products

Consumer Products revenues of $5,613 million for 2006 were $715 million, or 15 percent greater than 2005. The increase in average revenue per unit of 8 percent was primarily related to price increases and increased fuel surcharges. Additionally, cars/units increased by 6 percent due primarily to growth in international intermodal.



Domestic Intermodal 46%
Automotive 8%
International Intermodal 46%

Industrial Products

Industrial Products revenues increased $461 million, or 15 percent, to $3,589 million for 2006. The revenue increase was driven by double-digit growth in four of the five business areas. The 13-percent increase in average revenue per car was the result of price increases and increased fuel surcharges. Units increased 2 percent driven by demand for plastics, petroleum products and steel, partially offset by softness in demand for building products.



Petroleum Products 14%
Building Products 33%
Food & Beverages 8%
Chemicals & Plastic Products 13%
Construction Products 32%

Coal

Coal revenues of $2,916 million for 2006 increased $468 million, or 19 percent, versus 2005. The revenue increase was primarily driven by a 10-percent increase in volumes resulting from significant customer demand and greater line throughput due to increased network fluidity. Average revenue per car increased 8 percent driven by contractual price escalations, increased length of haul and fuel surcharges.

Agricultural Products

Agricultural Products revenues of $2,427 million for 2006 were $295 million, or 14 percent higher than revenues for 2005. This increase was primarily due to a 7-percent increase in average revenue per car, which was driven by both price increases and increased fuel surcharges associated with higher fuel prices, and a 6-percent increase in volume driven primarily by an increase in demand for corn.



Corn 28%
Wheat 18%
Fertilizer 10%
Soybeans 8%
Bulk Foods 9%
Other 27%

Other Revenues

Other revenues increased $59 million, or 15 percent, to $440 million for 2006 compared to 2005. This increase was primarily due to increases in demurrage charges and volume growth of BNSF Logistics, an indirect, wholly-owned non-rail subsidiary that specializes in providing third-party logistics and transportation services.

Expenses

Total operating expenses for 2006 were $11,464 million, an increase of $1,404 million, or 14 percent over 2005. The increase in operating expenses was primarily the result of significant fuel price increases and a 6-percent increase in gross-ton miles handled. Operating expenses for 2005 were impacted by a $71 million pre-tax impairment charge related to an agreement to sell certain line segments to the State of New Mexico.

Compensation and Benefits

Compensation and benefits expenses of $3,816 million were $301 million, or 9 percent higher than 2005. The increase was primarily related to 6 percent higher unit volumes, which resulted in a 5-percent increase in the average headcount. Additionally, increased stock-based compensation expense of approximately $30 million, due largely to the adoption of Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment*, and increased pension expense of approximately $30 million contributed to the overall increase in compensation and benefits expense as compared with the prior year.

Fuel
Fuel expenses of $2,734 million for 2006 were $775 million, or 40 percent, higher than 2005. The increase in fuel expense is due to an increase in the average all-in cost per gallon of diesel fuel, as well as an increase in consumption driven by higher volumes. The average all-in cost per gallon of diesel fuel increased by 45 cents to $1.85, or $661 million, which is comprised of an increase in the average purchase price of 32 cents, or $471 million, and a decrease in the hedge benefit of 13 cents, or $190 million (2006 benefit of $341 million less 2005 benefit of $531 million). Consumption in 2006 was 1,478 million gallons compared with 1,402 million gallons in 2005, resulting in a $114 million increase in fuel expense.

Purchased Services
Purchased services expenses of $1,906 million for 2006 were $193 million, or 11 percent higher than 2005. This increase was primarily due to increases in the following volume-related costs of approximately (i) $50 million in intermodal ramp costs; (ii) $40 million in haulage payments for transportation over other railroads; (iii) $35 million in locomotive, freight car and equipment maintenance expense; and (iv) $25 million in purchased transportation costs for BNSF Logistics.

Depreciation and Amortization
Depreciation and amortization expenses of $1,176 million for 2006 were $65 million, or 6 percent higher than 2005. This increase was primarily due to ongoing capital expenditures.

Equipment Rents
Equipment rents expenses for 2006 of $930 million were $44 million, or 5 percent higher than 2005 driven by an increase of approximately $45 million in locomotive rents, which was largely the result of an increase in the number of locomotives under operating leases. Freight car equipment was essentially flat year-over-year due to the impact of increasing volumes being offset by the impact of the Company's privatization efforts, velocity improvements and an increase in off-line receipts.

Materials and Other
Materials and other expenses of $902 million for 2006, which consisted of approximately $425 million of materials expense with the remainder consisting of numerous other items, were $26 million, or 3 percent higher than 2005. The increase was primarily due to increases of approximately (i) $65 million in materials costs for locomotives, freight cars and track structure; (ii) $35 million in crew transportation and lodging expense; (iii) $20 million in property taxes; and (iv) $20 million in expense related to derailments. These increases were offset by a $22 million gain from a line sale to the State of New Mexico recorded in 2006. Expenses for 2005 were impacted by a $71 million pre-tax impairment charge related to an agreement to sell certain line segments to the State of New Mexico (see discussion under the heading "Other Matters; New Mexico Department of Transportation").

Interest Expense
Interest expense of $485 million for 2006 was $48 million, or 11 percent higher than 2005. This increase was primarily the result of a higher average debt balance.

Income Taxes
The effective rate in 2006 was 36.9 percent compared with 37.5 percent for the prior year. The decrease in the effective tax rate primarily reflects income tax adjustments that favorably impacted income tax expense in 2006 as compared with 2005.

Liquidity and Capital Resources

Liquidity is a company's ability to generate cash flows to satisfy current and future obligations. Cash generated from operations is BNSF's principal source of liquidity. BNSF generally funds any additional liquidity requirements through debt issuance, including commercial paper, through leasing of assets and through the sale of a portion of its accounts receivable.

Operating Activities

2007

Net cash provided by operating activities was $3,492 million during 2007 compared with $3,189 million during 2006. The increase was primarily the result of an increase in earnings before depreciation and amortization expense, higher environmental accruals in 2007 and higher contributions to the pension plan in 2006.

2006

Net cash provided by operating activities was $3,189 million during 2006 compared with $2,706 million during 2005. The increase was primarily the result of an increase in earnings before depreciation and amortization expense.

Investing Activities

2007

Net cash used for investing activities was $2,415 million during 2007 compared with $2,167 million during 2006. Investing activities for the year included $2,248 million of capital expenditures, which were $234 million higher than 2006 primarily due to an increase in capital expenditures for maintenance of BNSF's track structure and for terminal and line expansions as illustrated in the table below.

2006

Net cash used for investing activities was $2,167 million during 2006 compared with $2,120 million during 2005. Investing activities for the year included $2,014 million of capital expenditures, which were $264 million higher than 2005 primarily due to an increase in capital expenditures for maintenance of BNSF's track structure and for terminal and line expansions as illustrated in the table below. The decrease in cash used for other investing activities primarily reflects timing of equipment financing activities, $50 million in consideration received for the third easement sale to Seattle Sound Transit and $45 million in consideration received for the New Mexico line sale as discussed in the "Other Matters" section. Additionally, 2005 included consideration paid to another carrier for trackage rights and alternative access rights and an investment in Pace Synfuels.

A breakdown of cash capital expenditures during 2007, 2006 and 2005 is set forth in the following table (in millions):

Year ended December 31,	2007	2006	2005
Maintenance of way:			
Rail	$ 376	$ 304	$ 232
Ties	316	311	284
Surfacing	235	214	183
Other	432	397	354
Total maintenance of way	1,359	1,226	1,053
Mechanical	141	152	136
Information services	75	65	64
Other	105	121	108
Total maintenance of business	1,680	1,564	1,361
Terminal and line expansion	568	450	389
Total	$ 2,248	$ 2,014	$ 1,750

The table above does not include expenditures for equipment financed through operating leases (principally related to locomotives).

Financing Activities

2007

Net cash used for financing activities during 2007 was $1,122 million, primarily related to common stock repurchases of $1,265 million, including $43 million to satisfy tax withholding obligations for stock option exercises, and dividend payments of $380 million, which were partially offset by net debt borrowings of $234 million, proceeds from stock options exercised of $142 million, excess tax benefits from equity compensation plans of $121 million and proceeds from a facility financing obligation of $41 million.

Aggregate debt to mature in 2008 is $411 million. BNSF's ratio of net debt to total capitalization was 41.2 percent at December 31, 2007, compared with 40.0 percent at December 31, 2006. The Company's adjusted net debt to total capitalization was 51.8 percent at December 31, 2007, compared with 51.7 percent at December 31, 2006. BNSF's adjusted net debt to total capitalization is a non-GAAP measure and should be considered in addition to, but not as a substitute or preferable to, the information prepared in accordance with GAAP. However, management believes that adjusted net debt to total capitalization provides meaningful additional information about the ability of BNSF to service long-term debt and other fixed obligations and to fund future growth.

The following table presents a reconciliation of the calculation of adjusted net debt to total capitalization percentage:

December 31,	2007	2006[a]
Net debt to total capitalization[b]	41.2%	40.0%
Adjustment for long-term operating leases[c]	10.5	11.2
Adjustment for other debt equivalents[d]	0.5	0.5
Adjustment for unfunded pension and retiree health and welfare liability	0.7	1.1
Adjustment for junior subordinated notes[e]	(1.1)	(1.1)
Adjusted net debt to total capitalization	51.8%	51.7%

a Prior year numbers have been adjusted for the retrospective adoption of FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. See Note 2 to the Consolidated Financial Statements for additional information.

b Net debt to total capitalization is calculated as total debt (long-term debt and commercial paper plus long-term debt due within one year) less cash and cash equivalents divided by the sum of net debt and total stockholders' equity.

c Represents the net present value of future operating lease commitments.

d Adjustment for other debt equivalents principally includes accounts receivable financing (see Note 6 to the Consolidated Financial Statements for additional information).

e Junior subordinated notes are included in total debt on the respective Consolidated Balance Sheets; however, as they include certain equity characteristics, they have been assigned 50 percent equity credit for purposes of this calculation.

In February 2007, the Board of Directors (the Board) authorized an additional $1.4 billion of debt securities that may be issued through the Securities and Exchange Commission (SEC) debt shelf registration process, for a total of $2.1 billion authorized to be issued.

In April 2007, BNSF issued $650 million of 5.65 percent debentures and $650 million of 6.15 percent debentures due May 1, 2017 and May 1, 2037, respectively. The net proceeds from the sale of the debentures are being used for general corporate purposes including, but not limited to, working capital, capital expenditures, funding the maturity of debt which matured in 2007, the repayment of commercial paper and the repurchase of common stock. The issuance of these debentures reduced the amount of debt authorized to be issued by the Board through the SEC debt shelf registration process to $800 million.

In 2007, BNSF entered into several capital leases totaling approximately $325 million to finance locomotives and freight cars. The terms of the leases are between 15 and 20 years.

In 2005, the Company commenced the construction of an intermodal facility that it intends to sell to a third party and subsequently lease back. Once construction of the facility is complete and all improvements have been sold to the third party, BNSF will lease the facility from the third party for 20 years. Construction is expected to be completed by early 2009 with an approximate cost of $160 million. As of December 31, 2007, BNSF has sold $41 million of completed improvements. This sale leaseback transaction is being accounted for as a financing obligation due to continuing involvement. The outflows from the construction of the facility are classified as investing activities, and the inflows from the associated financing proceeds are classified as financing activities in the Company's Consolidated Statements of Cash Flows.

2006

Net cash used for financing activities during 2006 was $722 million, primarily related to common stock repurchases of $730 million and dividend payments of $310 million, which were partially offset by net debt borrowings of $116 million, proceeds from stock options exercised of $116 million and excess tax benefits from equity compensation plans of $95 million. Upon adoption of SFAS No. 123R, the excess tax benefits from equity compensation plans were classified in financing activities. However, as the Company adopted SFAS No. 123R prospectively, financial statements prior to January 1, 2006, include excess tax benefits as an operating activity.

In August 2006, BNSF issued $300 million of 6.20 percent debentures due August 15, 2036. The net proceeds from the sale of the debentures are being used for general corporate purposes including but not limited to working capital, capital expenditures and the repayment of outstanding commercial paper. See Note 3 to the Consolidated Financial Statements for information related to the hedges unwound as part of this debt issuance.

2005

Net cash used for financing activities during 2005 was $833 million primarily related to common stock repurchases of $799 million, prepaid forward share repurchases of $600 million and dividend payments of $267 million, which where partially offset by net debt borrowings of $599 million and proceeds from stock options exercised of $244 million.

In December 2005, BNSF issued $500 million of 6.613 percent junior subordinated notes due December 31, 2055. The junior subordinated notes are callable on or after January 15, 2026, at par plus accrued and unpaid interest. On January 15, 2026, if the junior subordinated notes are not called, the interest rate will change to an annual rate equal to the 3-month London Interbank Offered Rate (LIBOR) plus 2.35 percent, reset quarterly. Interest payments may be deferred, at the option of the Company, on a cumulative basis for a period of up to five consecutive years; however, during this time the Company would not be permitted to declare or pay dividends on its common stock. In the event that certain financial covenants are not maintained, the Company would be required to sell common stock, the proceeds of which would be used to pay any accrued and unpaid interest. At December 31, 2007, the Company was in compliance with these covenants. Because of this structure, certain rating agencies provide a considerable degree of equity treatment for purposes of calculating various ratios and metrics. The majority of the net proceeds of the debt issuance were used to repurchase common stock, with the remainder used for general corporate purposes.

Dividends

Common stock dividends declared were $1.14, $0.90 and $0.74 per share annually for 2007, 2006 and 2005, respectively. Dividends paid on common stock were $380 million, $310 million and $267 million during 2007, 2006 and 2005, respectively. On October 18, 2007, the Board declared a quarterly dividend of $0.32 per share on outstanding shares of common stock, payable January 2, 2008 to shareholders of record on December 12, 2007. On February 13, 2008, the Board declared a quarterly dividend of $0.32 per share on outstanding shares of common stock, payable April 1, 2008, to shareholders of record on March 11, 2008.

Common Stock Repurchase Program

During 2007, 2006 and 2005, the Company repurchased approximately 15 million, 18 million and 14 million shares, respectively, of its common stock at average prices of $83.96 per share, $73.43 per share and $54.95 per share, respectively. Further information on this repurchase program is incorporated by reference from Note 15 to the Consolidated Financial Statements.

In February 2007, the Board authorized the extension of the current BNSF share repurchase program, adding 30 million shares to the total of 180 million shares previously authorized in equal amounts in July 1997, December 1999, April 2000, September 2000, January 2003 and December 2005.

Since 2001, BNSF has primarily utilized free cash flow to repurchase its shares. In February 2007, BNSF announced it would modify its share repurchase approach based on improved credit statistics over the past few years, including interest coverage, debt-to-cash flow and debt-to-capital ratios. These credit statistics have improved sufficiently that BNSF is now devoting additional financial capacity to share repurchases. This difference in approach is expected to result in a moderately higher level of debt.

Long-Term Debt and Other Obligations

The Company's business is capital intensive. BNSF has historically generated a significant amount of cash from operating activities, which it uses to fund capital additions, service debt, repurchase shares and pay dividends. Additionally, the Company relies on access to the debt and leasing markets to finance a portion of capital additions on a long-term basis.

During 2007, BNSF agreed to acquire an additional 1,025 locomotives, bringing its total commitment to acquire 1,505 new locomotives by 2013. As of December 31, 2007, BNSF had taken delivery of 480 of the 1,505 locomotives, including 200 during 2007.

During 2006, BNSF agreed to acquire 4,000 covered hoppers and 1,400 double-stack cars by 2010. As of December 31, 2007, BNSF had taken delivery of 1,998 of the covered hoppers and 350 of the double-stack cars.

The locomotives and freight cars under these agreements have been or are expected to be financed from one or a combination of sources including, but not limited to, cash from operations, capital or operating leases and debt issuances. The decision on the method used for a particular acquisition financing will depend on market conditions and other factors at that time.

The Company also utilizes a commercial paper program backed by a bank revolving credit agreement to manage liquidity needs. For 2008 and the foreseeable future, the Company expects that cash from operating activities, access to capital markets, the accounts receivable sales program and the bank revolving credit agreement will be sufficient to enable the Company to meet its obligations when due. The Company believes these sources of funds will also be sufficient to fund capital additions that are necessary to maintain its competitiveness and position the Company for future revenue growth.

The Company's ratio of earnings to fixed charges was 4.62 and 4.90 times for the years ended December 31, 2007 and 2006, respectively. Additionally, the Company's ratio of net cash provided by operating activities divided by total average debt was 44 percent for the years ended December 31, 2007 and 2006, respectively.

The following table summarizes the Company's obligations under long-term debt and other contractual commitments at December 31, 2007 (in millions):

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1–3 years**	**3–5 years**	**More than 5 years**
Long-term debt[a]	$ 7,208	$ 258	$ 605	$ 1,037	$ 5,308
Capital lease obligations	938	153	245	132	408
Interest payments[b]	7,751	280	913	800	5,758
Operating lease obligations[c]	7,498	699	1,310	1,107	4,382
Purchase obligations[d]	14,304	5,126	2,463	1,831	4,884
Other long-term liabilities reflected on the balance sheet under GAAP[e]	575	98	196	157	124
Total contractual obligations	$ 38,274	$ 6,614	$ 5,732	$ 5,064	$ 20,864

a Excludes capital lease obligations.

b Interest payments relate to fixed-rate long-term debt and capital lease obligations and exclude the impact of any interest-rate hedging activities (see Note 3 to the Consolidated Financial Statements for additional information). Additionally, the Company's only variable-rate debt is commercial paper, which expires within 90 days; therefore, the related interest has been excluded from the table above.

c Gross payments due, which include an interest component.

d Includes short-line minimum usage commitments, asset maintenance and other purchase commitments.

e Consists of employee separation payments as discussed in Note 11 to the Consolidated Financial Statements, actuarially estimated payments from BNSF expected to be made over the next five years for the pension plans and the retiree health and welfare plan as discussed in Note 13 to the Consolidated Financial Statements and estimated future cash flows for income tax liabilities and interest accrued related to unrecognized tax benefits as discussed in Note 5 to the Consolidated Financial Statements.

In the normal course of business, the Company enters into long-term contracts for future goods and services needed for the operations of the business. Such commitments are not in excess of expected requirements and are not reasonably likely to result in performance penalties or payments that would have a material adverse effect on the Company's liquidity.

Credit Agreement

Commercial paper and the revolving credit agreement are discussed in Note 9 to the Consolidated Financial Statements. The $1.2 billion revolving credit agreement includes covenants and events of default typical for this type of facility, including a maximum debt-to-capital test and a $75 million cross-default provision. At December 31, 2007, there were no bank borrowings against the revolving credit agreements, and the Company was in compliance with its debt covenants. BNSF's maximum debt-to-capital test provides approximately $8 billion of debt capacity above BNSF's outstanding debt as of December 31, 2007, before an event of default would occur under these covenants. With the exception of a voluntary bankruptcy or insolvency, any event of default has either or both a cure period or notice requirement before termination of the agreement. A voluntary bankruptcy or insolvency would be considered an immediate termination event.

Market Conditions

In spite of recent credit market conditions resulting from issues within the sub-prime mortgage market, BNSF has not experienced significant impacts to liquidity or cost of debt. The market conditions have not affected BNSF's ability to issue commercial paper, secure necessary debt financings or obtain funding through its accounts receivable sales program.

Off-Balance Sheet Arrangements

Sale of Accounts Receivable

The accounts receivable sales program of Santa Fe Receivables Corporation, as described in Note 6 to the Consolidated Financial Statements, includes various provisions that, if triggered, would allow the investors participating in this program, at their option, to cancel the program. These provisions include a maximum debt-to-capital test, which is the same as in the BNSF revolving credit agreements described above. BNSF's maximum debt-to-capital test provides approximately $8 billion of debt capacity above BNSF's outstanding debt as of December 31, 2007. At December 31, 2007, the Company's capacity to sell undivided interests to investors under the accounts receivable sales program was $700 million, which was comprised of two $175 million, 364-day accounts receivable sales facilities and two $175 million, 3-year accounts receivable sales facilities. The Company amended the two 364-day facilities in November 2007, reducing the committed amounts to $175 million each and modifying their maturities to November 2008. The two 3-year facilities were entered into in November 2007 concurrently with the amendment and extension of the 364-day facilities and will mature in November 2010. Outstanding undivided interests held by investors under the A/R sales program were $300 million at December 31, 2007 and December 31, 2006, respectively. Management expects to be able to either extend the commitment of the current investors under the 364-day facilities past November 2008 or to find additional investors in the accounts receivable sales program who will commit to purchase undivided interests after November 2008.

The accounts receivable sales program provides efficient financing at a competitive interest rate as compared with traditional borrowing arrangements and provides diversification of funding sources. Since the funding is collateralized by BNSF receivables, the risk of exposure is only as great as the risk of default on these receivables (see Note 6 to the Consolidated Financial Statements for additional information).

Guarantees

The Company acts as guarantor for certain debt and lease obligations of others. During the past few years, the Company has primarily utilized guarantees to allow third-party entities to obtain favorable terms to finance the construction of assets that will benefit the Company. Additionally, in the ordinary course of business, BNSF enters into agreements with third parties that include indemnification clauses. The Company does not expect performance under these guarantees or indemnities to have a material adverse effect on the Company's liquidity in the foreseeable future (see Note 9 to the Consolidated Financial Statements for additional information).

Inflation

Due to the capital-intensive nature of BNSF's business, the full effect of inflation is not reflected in operating expenses because depreciation is based on historical cost. An assumption that all operating assets were depreciated at current price levels would result in substantially greater expense than historically reported amounts.

Other Matters

Charge for Environmental Costs and Technology System Write-Off

In the first quarter of 2007, the Company recorded a pre-tax charge of $81 million, or $0.14 after-tax per share. This charge reflected an approximate $65 million increase in environmental costs primarily related to a final resolution with the State of Washington and its Department of Ecology on clean-up of an existing environmental site at Skykomish and an adverse reversal of a trial court decision on appeal regarding a site at Arvin, California. In addition, the Company recorded a non-cash charge of $16 million to write-off a technology system that has been replaced.

Planned Major Maintenance Activities

Effective January 1, 2007, the Company transitioned to the deferral method of accounting for leased locomotive overhauls under the Financial Accounting Standards Board (FASB) Staff Position (FSP) AUG AIR-1, *Accounting for Planned Major Maintenance Activities*, issued in September 2006. Additional information concerning the adoption of this accounting principle is incorporated by reference from Note 2 to the Consolidated Financial Statements.

Uncertain Tax Positions

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes*. Additional information concerning the Company's uncertain tax positions is incorporated by reference from Notes 2 and 5 to the Consolidated Financial Statements.

Commercial

In February 2005, the Company received a Civil Investigative Demand from the Antitrust Division of the Department of Justice requesting information concerning the Company's pricing activities relating to the shipment of coal from the southern Powder River Basin. The Company has responded to all requests for information, and the matter remains pending.

Hedging Activities

The Company uses derivatives to hedge against increases in diesel fuel prices and interest rates as well as to convert a portion of its fixed-rate long-term debt to floating-rate debt. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet, commitments or forecasted transactions. The Company assesses at the time a derivative contract is entered into, and at least quarterly thereafter, whether the derivative item is effective in offsetting the changes in fair value or cash flows. Any change in fair value resulting from ineffectiveness, as defined by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities, as amended,* is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in accumulated other comprehensive loss (AOCL) as a separate component of stockholders' equity and reclassified into earnings in the period during which the hedge transaction affects earnings. Cash flows related to fuel and interest rate hedges are classified as operating activities in the Consolidated Statements of Cash Flows.

BNSF monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance. As of December 31, 2007, BNSF's counterparties have an investment grade credit rating.

Fuel

BNSF measures the fair value of fuel hedges from data provided by various external counterparties. To value a swap, the Company uses the forward commodity price for the period hedged (see Note 3 to the Consolidated Financial Statements for additional information).

Subsequent to December 31, 2007, the Company entered into fuel swap agreements utilizing New York Mercantile Exchange #2 Heating Oil. The following table provides additional fuel-hedge data through February 4, 2008 based on the quarter being hedged.

	Quarter Ending				
2008	**March 31,**	**June 30,**	**September 30,**	**December 31,**	**Annual**
HO Swaps					
Gallons hedged (in millions)	-	6.80	6.80	6.06	19.66
Average swap price (per gallon)	$ -	$ 2.42	$ 2.43	$ 2.48	$ 2.44

Interest Rate

From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuations in interest rates by establishing rates in anticipation of both future debt issuances and the refinancing of leveraged leases, as well as converting a portion of its fixed-rate long-term debt to floating-rate debt. The Company uses interest rate swaps and treasury locks as part of its interest rate risk management strategy. BNSF's measurement of the fair value of interest rate derivatives is based on estimates of the mid-market values for the transactions provided by the counterparties to these agreements (see Note 3 to the Consolidated Financial Statements for additional information).

In anticipation of a future debt issuance, the Company entered into treasury locks in January 2008, having an aggregate notional amount of $75 million to fix a portion of the rate for a future 10-year unsecured debt issuance. Including the seven treasury locks that were executed in 2007 for the same expected debt issuance, the total amount hedged is $250 million with an average locked-in rate of 4.24 percent. The treasury locks are expected to be unwound during 2008, and any gain or loss on the hedges will be amortized to interest expense over the life of the issued debt. These transactions are accounted for as cash flow hedges.

Employee and Labor Relations

A significant majority of BNSF Railway's employees are union-represented. BNSF Railway's union employees work under collective bargaining agreements with various labor organizations. A negotiating process for new, major collective bargaining agreements covering all of BNSF Railway's union employees has been underway since the bargaining round was initiated November 1, 2004. Wages, health and welfare benefits, work rules and other issues have traditionally been addressed through industry-wide negotiations. These negotiations have generally taken place over an extended period of time and have previously not resulted in any extended work stoppages. The existing agreements have remained in effect and will continue to remain in effect until new agreements are reached or the Railway Labor Act's procedures (which include mediation, cooling-off periods and the possibility of U.S. Presidential intervention) are exhausted. Agreements undergoing renegotiation in the current bargaining round provide for periodic wage increases until new agreements are reached.

The current bargaining round for all unions with contracts that came into effect after January 1, 2005, began on and after November 1, 2004, with the serving of Section 6 notices, which are each side's initial proposals. BNSF is participating in a coordinated national handling of these proposals. The current agreements remain in effect until new agreements are reached or until changes to the existing agreements are made.

Final agreements have been reached under the current bargaining round, covering about 65 percent of BNSF's unionized workforce. These agreements resolve all wage, work rule, and benefit issues through December 31, 2009. A tentative agreement (subject to membership ratification—a process which will take from 45 to 90 days) was reached with the United Transportation Union ("UTU") on January 28, 2008. The UTU represents just under 30 percent of BNSF's scheduled employees. BNSF remains in national bargaining with the International Association of Machinists and Aerospace Workers.

Seattle Sound Transit

In December 2003, BNSF Railway Company entered into several agreements with Central Puget Sound Regional Transit Authority (Sound Transit), a government authority established by King, Pierce and Snohomish counties within the State of Washington. BNSF has agreed to sell to Sound Transit under the threat of condemnation a combination of (i) four easements enabling Sound Transit to offer commuter rail service over existing BNSF track from Seattle to Everett and (ii) 18 miles of railroad line from south of Tacoma to Nisqually, Washington.

Sound Transit agreed to pay BNSF approximately $260 million for four commuter easements to operate trains on the segment between Seattle and Everett and entered into agreements both for service on the commuter easements and joint use of track for commuter and freight purposes. The Company received approximately $80 million of cash in 2003 upon the closing of the first easement, $80 million of cash in 2004 upon closing of the second easement, $50 million of cash in 2006 upon closing of the third easement and $50 million in cash in 2007 upon closing of the fourth and final easement. The sale proceeds will be recognized in income over the average life of the associated track structure (approximately 37 years).

Additionally, the Company sold 18 miles of railroad line and associated real estate from south of Tacoma to Nisqually in several separate transactions. The Company recognized gains associated with the sale of $9 million and $7 million, net of tax, in 2005 and 2004, respectively.

New Mexico Department of Transportation

In the fourth quarter of 2005, BNSF Railway Company entered into agreements with the New Mexico Department of Transportation to sell the Company's rail line and certain adjacent property between Belen, New Mexico and Trinidad, Colorado, through a series of sales agreements, while retaining freight easement rights on the line. The Company recognized an impairment charge in 2005 related to this agreement of $71 million. During the first quarter of 2006, upon closing the sale of the first line segment, the Company recognized a gain of $22 million and received a cash payment of $45 million. During the first quarter of 2007, upon closing the sale of the second line segment, the Company recognized a gain of $2 million and received cash of $18 million. Upon satisfaction of closing conditions, the remaining line sales are expected to close in 2008. BNSF expects to receive a cash payment of $4 million in 2008 related to this transaction and any related gain is immaterial. The impairment charge and the gains were recorded as a component of materials and other expense.

American Jobs Creation Act of 2004

In October 2004, the American Jobs Creation Act of 2004 was signed into law. Part of the legislation includes the repeal of a 4.3-cent tax per gallon of diesel fuel. The tax was gradually phased out in 2005 and 2006 and was completely phased out January 1, 2007. Based on actual fuel consumption, the repeal of the tax resulted in $32 million, $8 million and $21 million in incremental savings for the years ended December 31, 2007, 2006 and 2005, respectively.

Critical Accounting Estimates

In the ordinary course of business, the Company makes a number of estimates and assumptions related to the reporting of results of operations and financial position in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. The following discussion addresses the Company's most critical accounting estimates.

Management has discussed the development and selection of the critical accounting estimates described below with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the Company's disclosure relating to them in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Legal

BNSF's most significant legal claims relate to personal injury claims and environmental matters. These claims are discussed in more detail below.

Personal Injury

Personal injury claims, including asbestos claims and employee work-related injuries and third-party injuries (collectively, other personal injury), are a significant expense for the railroad industry. Personal injury claims by BNSF Railway employees are subject to the provisions of the Federal Employers' Liability Act (FELA) rather than state workers' compensation laws. FELA's system of requiring the finding of fault, coupled with unscheduled awards and reliance on the jury system, contributed to increased expenses in past years. Other proceedings include claims by non-employees for punitive as well as compensatory damages. A few proceedings purport to be class actions. The variability present in settling these claims, including non-employee personal injury and matters in which punitive damages are alleged, could result in increased expenses in future years. BNSF has implemented a number of safety programs designed to reduce the number of personal injuries as well as the associated claims and personal injury expense.

BNSF records a liability for personal injury claims when the expected loss is both probable and reasonably estimable. The liability and ultimate expense projections are estimated using standard actuarial methodologies. Liabilities recorded for unasserted personal injury claims are based on information currently available. Due to the inherent uncertainty involved in projecting future events such as the number of claims filed each year, developments in judicial and legislative standards and the average costs to settle projected claims, actual costs may differ from amounts recorded. Expense accruals and any required adjustments are classified as materials and other in the Consolidated Statements of Income.

Asbestos

The Company is party to a number of personal injury claims by employees and non-employees who may have been exposed to asbestos. The heaviest exposure for BNSF employees was due to work conducted in and around the use of steam locomotive engines that were phased out between the years of 1950 and 1967. However, other types of exposures, including exposure from locomotive component parts and building materials, continued after 1967 until they were substantially eliminated at BNSF by 1985.

BNSF assesses its unasserted liability exposure on an annual basis during the third quarter. BNSF determines its asbestos liability by estimating its exposed population, the number of claims likely to be filed, the number of claims that will likely require payment, and the estimated cost per claim. Estimated filing and dismissal rates and average cost per claim are determined utilizing recent claim data and trends.

Key elements of the assessment include:

- Because BNSF did not have detailed employment records in order to compute the population of potentially exposed employees, it computed an estimate using Company employee data from 1970 forward and estimated the BNSF employee base from 1938-1969 using railroad industry historical census data and estimating BNSF's representation in the total railroad population.
- The projected incidence of disease was estimated based on epidemiological studies using employees' age, duration and intensity of exposure while employed.
- An estimate of the future anticipated claims filing rate by type of disease (non-malignant, cancer and mesothelioma) was computed using the Company's average historical claim filing rates for the period 2004-2006.
- An estimate of the future anticipated dismissal rate by type of claim was computed using the Company's historical average dismissal rates observed in 2005-2007.
- An estimate of the future anticipated settlement by type of disease was computed using the Company's historical average of dollars paid per claim for pending and future claims using the average settlement by type of incidence observed during 2005-2007.

From these assumptions, BNSF projected the incidence of each type of disease to the estimated population to arrive at an estimate of the total number of employees that could potentially assert a claim. Historical claim filing rates were applied for each type of disease to the total number of employees that could potentially assert a claim to determine the total number of anticipated claim filings by disease type. Historical dismissal rates, which represent claims that are closed without payment, were then applied to calculate the number of future claims by disease type that would likely require payment by the Company. Finally, the number of such claims was multiplied by the average settlement value to estimate BNSF's future liability for unasserted asbestos claims.

The most sensitive assumptions for this accrual are the estimated future filing rates and estimated average claim values. Asbestos claim filings are typically sporadic and may include large batches of claims solicited by law firms. To reflect these factors, BNSF used a multi-year calibration period (i.e., the average historical filing rate for the period 2004-2006) because it believed it would be most representative of its future claim experience. In addition, for non-malignant claims, the number of future claims to be filed against BNSF declines at a rate consistent with both mortality and age as there is a decreasing propensity to file a claim as the population ages. BNSF believes the average claim values by type of disease from the historical period 2005-2007 are most representative of future claim values. Non-malignant claims, which represent approximately 90 percent of the total number and 75 percent of the cost of estimated future asbestos claims, were priced by age of the projected claimants. Historically, the ultimate settlement value of these types of claims is most sensitive to the age of the claimant. A 10-percent increase or decrease in either the forecasted number of unasserted claims or the average claim values would result in an approximate $25 million increase or decrease in the liability recorded for unasserted asbestos claims.

Further discussion on asbestos is incorporated by reference from Note 10 to the Consolidated Financial Statements.

Other Personal Injury

BNSF estimates its other personal injury liability claims and expense quarterly based on the covered population, activity levels and trends in frequency and the costs of covered injuries. Estimates include unasserted claims except for certain repetitive stress and other occupational trauma claims that result from prolonged repeated events or exposure. Such claims are estimated on an as-reported basis because, while the Company has concluded that a probable loss has occurred, it cannot estimate the range of reasonably possible loss due to other contributing causes of such injuries and the fact that continued exposure is required for the potential injury to manifest itself as a claim. The Company believes that the low end of the range of reasonably possible loss, as that term is used in FIN 14, *Reasonable Estimation of the Amount of a Loss*, is immaterial for these repetitive stress and other occupational trauma claims.

Key elements of the actuarial assessment include:

- Size and demographics (employee age and craft) of the workforce.
- Activity levels (manhours by employee craft and carloadings).
- Expected claim frequency rates by type of claim (employee FELA or third-party liability) based on historical claim frequency trends.
- Expected dismissal rates by type of claim based on historical dismissal rates.
- Expected average paid amounts by type of claim for open and incurred but not reported claims that eventually close with payment.

From these assumptions, BNSF estimates the number of open claims by accident year that will likely require payment by the Company. The projected number of open claims by accident year that will require payment is multiplied by the expected average cost per claim by accident year and type to determine BNSF's estimated liability for all asserted claims. Additionally, BNSF estimates the number of its incurred but not reported claims that will likely result in payment based upon historical emergence patterns by type of claim. The estimated number of projected claims by accident year requiring payment is multiplied by the expected average cost per claim by accident year and type to determine BNSF's estimated liability for incurred but not reported claims.

The most sensitive assumptions for this accrual are the expected average cost per claim and the projected frequency rates for the number of claims that will ultimately result in payment. A 10-percent increase or decrease in either the expected average cost per claim or the frequency rate for claims with payment would result in an approximate $45 million increase or decrease in BNSF's recorded other personal injury reserves.

Further discussion on other personal injury is incorporated by reference from Note 10 to the Consolidated Financial Statements.

Environmental

The Company's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental cleanup and enforcement actions. In particular, the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws, generally impose joint and several liability for cleanup and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. BNSF has been notified that it is a potentially responsible party (PRP) for study and cleanup costs at Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined (the Superfund sites) and, in many instances, is one of several PRPs. In addition, BNSF may be considered a PRP under certain other laws. Accordingly, under CERCLA and other federal and state statutes, BNSF may be held jointly and severally liable for all environmental costs associated with a particular site. If there are other PRPs, BNSF generally participates in the cleanup of these sites through cost-sharing agreements with terms that vary from site to site. Costs are typically allocated based on such factors as relative volumetric contribution of material, the amount of time the site was owned or operated and/or the portion of the total site owned or operated by each PRP.

Liabilities for environmental cleanup costs are recorded when BNSF's liability for environmental cleanup is probable and reasonably estimable. Subsequent adjustments to initial estimates are recorded as necessary based upon additional information developed in subsequent periods. Environmental costs include initial site surveys and environmental studies as well as costs for remediation of sites determined to be contaminated.

BNSF estimates the ultimate cost of cleanup efforts at its known environmental sites on an annual basis during the third quarter. Ultimate cost estimates for environmental sites are based on historical payment patterns, current estimated percentage to closure ratios and benchmark patterns developed from data accumulated from industry and public sources, including the Environmental Protection Agency and other governmental agencies. These factors incorporate experience gained from cleanup efforts at other similar sites into the estimates for which remediation and restoration efforts are still in progress. The most significant assumptions are as follows: (i) historical payment patterns of site development and (ii) variance from benchmark costs. A 10 percent change in any of these individual assumptions could result in an increase or decrease of up to $20 million in BNSF's estimated environmental liability.

Further discussion on environmental is incorporated by reference from Note 10 to the Consolidated Financial Statements.

Other Claims and Litigation

In addition to asbestos, other personal injury and environmental matters discussed above, BNSF and its subsidiaries are also parties to a number of other legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to disputes and complaints involving certain transportation rates and charges (including complaints seeking refunds of prior charges paid for coal transportation and the prescription of future rates for such movements and claims relating to service under contract provisions or otherwise). Some of the legal proceedings include claims for punitive as well as compensatory damages, and a few proceedings purport to be class actions. While the final outcome of these matters cannot be predicted with certainty, considering among other things the meritorious legal defenses available and liabilities that have been recorded along with applicable insurance, it is the opinion of BNSF that none of these items, when finally resolved, will have a material adverse effect on the Company's financial position or liquidity. However, an unexpected adverse resolution of one or more of these items could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

Income Taxes

BNSF is subject to various federal, state and local income taxes in the taxing jurisdictions where the Company operates. BNSF accounts for income taxes by providing for taxes payable or refundable in the current year and for deferred tax assets and liabilities for future tax consequences of events that have been recognized in financial statements or tax returns.

BNSF recorded total income tax expense, including federal, state and other income taxes, of $1,128 million, $1,107 million and $919 million for the years ended December 31, 2007, 2006 and 2005, respectively. BNSF's Consolidated Balance Sheets reflect $290 million and $345 million of net current deferred tax assets at December 31, 2007 and 2006, respectively. Also included in BNSF's Consolidated Balance Sheets are $8,484 million and $8,298 million of net non-current deferred tax liabilities at December 31, 2007 and 2006, respectively. Classification of deferred tax assets and liabilities as current or non-current is determined by the financial statement classification of the asset or liability to which the temporary difference is related. If a temporary difference is not related to an asset or liability for financial reporting, it is classified according to the expected reversal date of the temporary difference.

Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized. BNSF has not recorded a valuation allowance, as it believes that the deferred tax assets will be fully realized in the future.

All federal income tax returns of BNSF's predecessor companies, Burlington Northern Inc. and Santa Fe Pacific Corporation, are closed through 1994 and the business combination date of September 22, 1995, respectively. Internal Revenue Service (IRS) examination of the years 1995 through 1999 for BNSF is completed, and the un-agreed issues are pending before IRS Appeals. It is anticipated that a settlement with the IRS for the years 1995 through 1999 may be reached within the next twelve months. Examination of the years 2000 through 2002 and 2003 through 2005 for BNSF are completed and protests of the un-agreed issues are pending before IRS Appeals. BNSF is currently under examination for year 2006.

BNSF and its subsidiaries have various state income tax returns in the process of examination, administrative appeal or litigation. State income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. The state impact of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states.

Due to the capital-intensive nature of BNSF's business, a significant portion of the audit issues with the IRS and other taxing authorities relate to whether expenditures are classified as maintenance or capital and whether certain asset valuations are appropriate. A provision for taxes resulting from ongoing and future federal and state audits is based on an estimation of aggregate adjustments that may be required as a result of the audits. The Company believes that adequate provision has been made for any adjustment that might be assessed for open years through 2007.

BNSF makes estimates of the potential liability based on its assessment of all potential tax exposures. In addition, the Company uses factors such as applicable tax laws and regulations, current information and past experience with similar issues to make these judgments.

Deferred tax assets and liabilities are measured using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. Changes in the Company's estimates regarding the statutory tax rate to be applied to the reversal of deferred tax assets and liabilities could materially affect the effective tax rate.

The Company has not significantly changed its methodology for calculating income tax expense for the years presented, and there are currently no known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or assumptions described above. Further information on uncertain tax positions is incorporated by reference from Notes 2 and 5 to the Consolidated Financial Statements.

Employment Benefit Plans

BNSF sponsors a funded, noncontributory qualified pension plan, the BNSF Retirement Plan, which covers most non-union employees, and an unfunded non-tax-qualified pension plan, the BNSF Supplemental Retirement Plan, which covers certain officers and other employees. The benefits under these pension plans are based on years of credited service and the highest consecutive sixty months of compensation for the last ten years of salaried employment with BNSF. BNSF's funding policy is to contribute annually not less than the regulatory minimum and not more than the maximum amount deductible for income tax purposes with respect to the funded plan.

Certain salaried employees of BNSF that have met age and years of service requirements are eligible for life insurance coverage and medical benefits, including prescription drug coverage, during retirement. This postretirement benefit plan, referred to as the retiree health and welfare plan, is contributory and provides benefits to retirees, their covered dependents and beneficiaries. Retiree contributions are adjusted annually. The plan also contains fixed deductibles, coinsurance and out-of-pocket limitations. The basic life insurance plan is noncontributory and covers retirees only. Optional life insurance coverage is available for some retirees; however, the retiree is responsible for the full cost. BNSF's policy is to fund benefits payable under the medical and life insurance plans as they come due. Generally, employees beginning salaried employment with BNSF subsequent to September 22, 1995, are not eligible for medical benefits during retirement.

The amounts recorded in the Consolidated Statements of Income for the pension and the retiree health and welfare plans were as follows (in millions):

Year ended December 31,	2008 Estimate	2007	2006	2005
Net pension cost	$ 30	$ 52	$ 68	$ 38
Net retiree health and welfare cost	$ 17	$ 17	$ 14	$ 11

The decrease in the 2008 net pension cost as compared to 2007 primarily reflects higher than expected returns on plan assets over the past several years as well as a 50 basis point increase in the discount rate.

At December 31, 2007, BNSF had net losses, excluding prior service costs, of $234 million and $67 million related to the pension and retiree health and welfare benefits plans, respectively, which had been recognized as a component of AOCL under SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans–an amendment of FASB Statements No. 87, 88, 106 and 132R*, as described in Note 13 to the Consolidated Financial Statements. These losses were comprised of gains and losses from changes in discount rates, actuarial assumptions and census data as well as market gains and losses and will be recognized as a component of net pension and retiree health and welfare costs over the next 17 and 8 years, respectively, as follows:

Fiscal year	Deferred Losses to be Recognized (in millions) Pension	Retiree Health and Welfare Benefits
2008[a]	$ 16	$ 4
2009	10	4
2010	5	4
2011	2	3
2012	2	3
Thereafter	21	21

a Excludes a $5 million pre-tax component of the $7 million net of tax decrease to retained earnings recorded in January 2008 related to the change in measurement date under SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132R*. See Note 13 to the Consolidated Financial Statements.

The Company estimates liabilities and expenses for the pension and retiree health and welfare plans. Estimated amounts are based on historical information, current information and estimates about future events and circumstances. Significant assumptions used in the valuation of the pension or retiree health and welfare obligations include expected return on plan assets, discount rate, rate of increase in compensation levels and the health care cost trend rate.

From time to time, the Company will change pension and retiree health and welfare assumptions in response to current conditions and expected future experience. Significant assumptions for the past three years are as follows:

Assumptions Used to Determine Net Cost for Fiscal Years Ended December 31,	Pension Benefits 2007	2006	2005	Retiree Health and Welfare Benefits 2007	2006	2005
Discount rate	**5.50%**	5.25%	5.75%	**5.50%**	5.25%	5.75%
Expected long-term rate of return on plan assets	**8.00%**	8.00%	8.00%	**–%**	–%	–%
Assumed health care cost trend rate	**–%**	–%	–%	**10.00%**	10.50%	10.00%
Rate to which health care cost trend rate is expected to decline and remain	**–%**	–%	–%	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**–**	–	–	**2012**	2012	2010
Rate of compensation increase	**3.90%**	3.90%	3.90%	**3.90%**	3.90%	3.90%

Assumptions Used to Determine Benefit Obligations at September 30[a],	**Pension Benefits**		**Retiree Health and Welfare Benefits**	
	2007	**2006**	**2007**	**2006**
Discount rate	**6.00%**	5.50%	**6.00%**	5.50%
Assumed health care cost trend rate	**–%**	–%	**10.50%**	10.00%
Rate to which health care cost trend rate is expected to decline and remain	**–%**	–%	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**–**	–	**2016**	2012
Rate of compensation increase	**3.80%**	3.90%	**3.80%**	3.90%

a The Company's pension and retiree health and welfare plans used a measurement date of September 30 through 2007. However, BNSF is changing its measurement date and has elected to apply the transition option under which a 15-month measurement was determined as of September 30, 2007 that covers the period until the fiscal year-end measurement is required on December 31, 2008. See Note 13 to the Consolidated Financial Statements.

BNSF determined the discount rate by adjusting the Moody's Aa Corporate bond yield to reflect the difference between the duration of the future estimated cash flows of the Company's pension and retiree health and welfare plans and the duration of the Moody's Aa index. The expected return on plan assets reflects the expected long-term rates of return on those assets. The rate of compensation increase is determined based on historical experience. Finally, the health care cost trend rates reflect the expected future increases in health care costs.

The discount rate used for the 2008 calculation of net benefit cost was increased to 6.00 percent to reflect market conditions at the September 30, 2007 measurement date. The expected rate of return on plan assets remained consistent from 2007 to 2008, and the Company does not expect any near-term significant changes to the current investment allocation of assets. However, unforeseen changes in the investment markets or other external factors could prompt changes in these estimates in future years.

The following table is an estimate of the impact on future net benefit cost that could result from hypothetical changes to the most sensitive assumptions, the discount rate and rate of return on plan assets:

Sensitivity Analysis		
	Change in Net Benefit Cost	
Hypothetical Discount Rate Change	**Pension**	**Retiree Health and Welfare**
50 basis point decrease	$6 million increase	$1 million increase
50 basis point increase	$6 million decrease	$1 million decrease
Hypothetical Rate of Return on Plan Assets Change	**Pension**	
50 basis point decrease	$7 million increase	
50 basis point increase	$7 million decrease	

Based on its current assumptions and funding methodology, the Company is expected to be required to make contributions of $34 million to the BNSF Retirement Plan in 2008. The Company currently determines required funding by amortizing asset gains and losses over a period of five years. If the Company was required to fully fund the unfunded portion of its projected benefit obligation, which was $173 million at December 31, 2007, for these pension plans and $299 million for the retiree health and welfare plan, the Company's management believes that it would have sufficient liquidity, and it could fund the balance without a significant impact to the Company's financial position. Additionally, the Company expects to make benefit payments in 2008 of approximately $7 million and $25 million from its non-qualified defined benefit and retiree health and welfare plans, respectively.

In August of 2006, the President signed the Pension Protection Act of 2006 (PPA) into law. While the Act will have some effect on specific plan provisions in the Company's retirement program, its primary effect will be to change the minimum funding requirements. The Company expects that the Act will accelerate the required funding of future contributions for the Company's pension plans beginning with the 2009 fiscal year. Anticipated payments, including the impact of the PPA, over the next five years are included in the Contractual Obligations table under the heading "Long-Term Debt and Other Obligations" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company does not anticipate that this legislation will significantly impact its results of operations, financial condition or liquidity.

Further information on employee benefits is incorporated by reference from Note 13 to the Consolidated Financial Statements.

Depreciation

Due to the capital-intensive nature of the railroad industry, depreciation expense is a significant component of the Company's operating expense. The Company recorded depreciation and amortization expenses of $1,293 million, $1,176 million and $1,111 million for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007 and 2006, the Company had property and equipment, net balances of $29,567 million and $27,921 million, which included $9,177 million and $8,617 million, respectively, of accumulated depreciation.

The Company uses the group method of depreciation under which a single depreciation rate is applied to the gross investment in a particular class of property, despite differences in the service life or salvage value of individual property units within the same class. The Company conducts studies of depreciation rates and the required accumulated depreciation balance as required by the STB, which is generally every three years for equipment property and every six years for track structure and other roadway property. Changes in the estimated service lives of the assets and their related depreciation rates are implemented prospectively, and the difference between the calculated accumulated depreciation and the amount recorded is amortized over the average remaining service lives of the assets.

See Note 2 to the Consolidated Financial Statements for additional information related to the retrospective adoption of FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities.*

A study conducted in 2007 resulted in the Company adopting new depreciation rates for locomotives that resulted in a net increase in 2007 depreciation expense of $17 million and approximately $22 million on an ongoing annual basis, as calculated using the asset base at the time of the rate change. In 2006, the Company conducted a depreciation rate study of its equipment (excluding locomotives). The results of this study did not materially impact the Company's current or future results of operations. All other rate studies are current under the STB's requirements.

Forward-Looking Information

To the extent that statements made by the Company relate to the Company's future economic performance or business outlook, projections or expectations of financial or operational results, or refer to matters that are not historical facts, such statements are "forward-looking" statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding:

- Expectations as to operating results, such as revenue growth and earnings per share;
- Expectations as to the effect of claims, litigation, environmental and personal injury costs, commitments, contingent liabilities, and governmental and regulatory investigations and proceedings on the Company's financial condition;
- Plans and goals for future operational improvements and capital commitments; and
- Future market conditions or economic performance.

Forward-looking statements involve a number of risks and uncertainties, and actual performance or results may differ materially. For a discussion of material risks and uncertainties that the Company faces, see the discussion in Item 1A, "Risk Factors," of this Annual Report on Form 10-K. Important factors that could cause actual results to differ materially include, but are not limited to, the following:

- **Economic and industry conditions:** material adverse changes in economic or industry conditions, both in the United States and globally, changes in customer demand, effects of adverse economic conditions affecting shippers or BNSF's supplier base, adverse economic conditions in the industries and geographic areas that produce and consume freight, changes in demand due to more stringent regulatory policies such as the regulation of carbon dioxide emissions that could reduce the demand for coal, governmental tariffs or subsidies that could affect the demand for grain, competition and consolidation within the transportation industry, the extent to which BNSF is successful in gaining new long-term relationships with customers or retaining existing ones, level of service failures that could lead customers to use competitors' services, changes in fuel prices and other key materials and disruptions in supply chains for these materials, changes in the securities and capital markets and changes in crew availability, labor costs and labor difficulties, including stoppages affecting either BNSF's operations or customers' abilities to deliver goods to BNSF for shipment;

- **Legal, legislative and regulatory factors:** developments and changes in laws and regulations, including those affecting train operations or the marketing of services, the ultimate outcome of shipper and rate claims subject to adjudication or claims, investigations or litigation alleging violations of the antitrust laws, increased economic regulation of the rail industry through legislative action and revised rules and standards applied by the U.S. Surface Transportation Board in various areas including rates and services, developments in environmental investigations or proceedings with respect to rail operations or current or past ownership or control of real property, and developments in and losses resulting from other types of claims and litigation, including those relating to personal injuries, asbestos and other occupational diseases, the release of hazardous materials, environmental contamination and damage to property; and
- **Operating factors:** technical difficulties, changes in operating conditions and costs, changes in business mix, the availability of equipment and human resources to meet changes in demand, the extent of the Company's ability to achieve its operational and financial initiatives and to contain costs, the effectiveness of steps taken to maintain and improve operations and velocity and network fluidity, including the management of the amount of traffic on the system to meet demand and the ability to acquire sufficient resources to meet that demand, the ability to expand the capacity of the system, congestion on other railroads and capacity constraints affecting all links in the transportation chain that feed traffic and goods to BNSF's systems, restrictions on development and expansion plans due to environmental concerns, disruptions to BNSF's technology network including computer systems and software, as well as natural events such as severe weather, fires, floods and earthquakes or man-made or other disruptions of BNSF Railway's operating systems, structures, or equipment including the effects of acts of terrorism on the Company's system or other railroads' systems.

The Company cautions against placing undue reliance on forward-looking statements, which reflect its current beliefs and are based on information currently available to it as of the date a forward-looking statement is made. The Company undertakes no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event the Company does update any forward-looking statement, no inference should be made that the Company will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements made by the Company may appear in the Company's public filings with the SEC, which are accessible at www.sec.gov, and on the Company's website at www.bnsf.com, and which investors are advised to consult.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of business, BNSF utilizes various financial instruments that inherently have some degree of market risk. The following table summarizes the impact of these hedging activities on the Company's results of operations (in millions):

Year ended December 31,	2007	2006
Fuel-hedge benefit (including ineffective portion of unexpired hedges)	$ 31	$ 341
Interest rate hedge loss	(3)	(1)
Total hedge benefit	28	340
Tax effect	(11)	(131)
Hedge benefit, net of tax	$ 17	$ 209

The Company's fuel-hedge benefit is due to increases in fuel prices subsequent to the initiation of various hedges. The information presented in the Management's Discussion and Analysis of Financial Condition and Results of Operations section and Notes 3 and 9 to the Consolidated Financial Statements describe significant aspects of BNSF's financial instrument activities that have a material market risk. Additionally, the Company uses fuel surcharges, which it believes substantially mitigates the risk of fuel price volatility.

Commodity Price Sensitivity

BNSF engages in hedging activities to partially mitigate the risk of fluctuations in the price of its diesel fuel purchases. Existing hedge transactions as of December 31, 2007, are based on the front month settlement prices of West Texas Intermediate crude oil (WTI). For swaps, BNSF either pays or receives the difference between the hedge price and the actual average price of the hedge commodity during a specified determination period for a specified number of gallons. Hedge transactions are generally settled with the counterparty in cash. Based on historical information, BNSF believes there is a significant correlation between the market prices for diesel fuel and WTI.

At December 31, 2007, BNSF had recorded a net fuel-hedging asset of $39 million for fuel hedges covering 2008 through 2010.

The following table is an estimate of the impact to earnings that could result from hypothetical price changes during the twelve-month period ending December 31, 2008, and the balance sheet impact from the hypothetical price changes, both based on the Company's hedge position at December 31, 2007:

Sensitivity Analysis		
Hedged Commodity Price Change	Fuel-Hedge Annual Pre-Tax Earnings Impact	Balance Sheet Impact of Change in Fuel-Hedge Fair Value
10 percent increase	$9 million increase	$13 million increase
10 percent decrease	$9 million decrease	$13 million decrease

Based on fuel consumption during the twelve-month period ending December 31, 2007, of 1,442 million gallons and fuel prices during that same period, excluding the impact of the Company's hedging activities, a 10-percent increase or decrease in the commodity price per gallon would result in an approximate $295 million increase or decrease, respectively, in fuel expense (pre-tax) on an annual basis.

At December 31, 2007, BNSF maintained fuel inventories for use in normal operations, which were not material to BNSF's overall financial position and, therefore, represent no significant market exposure. Further information on fuel hedges is incorporated by reference from Note 3 to the Consolidated Financial Statements.

Interest Rate Sensitivity

From time to time, BNSF enters into various interest rate hedging transactions for purposes of managing exposure to fluctuations in interest rates by establishing rates in anticipation of both future debt issuances and the refinancing of leveraged leases, as well as to convert a portion of its fixed-rate long-term debt to floating-rate debt. These interest rate hedges are accounted for as cash flow or fair value hedges. BNSF's measurement of the fair value of these hedges is based on estimates of the mid-market values for the transactions provided by the counterparties to these agreements.

At December 31, 2007, the fair value of BNSF's debt, excluding capital leases, was $7,475 million, which includes a fair value interest rate hedge benefit of $6 million. Additionally, the Company had recorded an interest rate hedging liability of $5 million for cash flow hedges.

The following table is an estimate of the impact to earnings and the fair value of the total debt, excluding capital leases, and interest rate hedges that could result from hypothetical interest rate changes during the twelve-month period ending December 31, 2008, based on debt levels and outstanding hedges as of December 31, 2007:

Sensitivity Analysis			
		Change in Fair Value	
Hypothetical Change in Interest Rates	Floating Rate Debt - Annual Pre-Tax Earnings Impact	Total Debt[a]	Interest Rate Hedges
1 percent decrease	$7 million increase	$718 million increase	$8 million decrease
1 percent increase	$7 million decrease	$602 million decrease	$5 million increase

a Excludes impact of interest rate hedges.

Further information on interest rate hedges is incorporated by reference from Note 3 to the Consolidated Financial Statements. Information on the Company's debt, which may be sensitive to interest rate fluctuations, is incorporated by reference from Note 9 to the Consolidated Financial Statements.

Item 8. Financial Statements and Supplementary Data

The Consolidated Financial Statements and Management's Report on Internal Control Over Financial Reporting of BNSF and subsidiary companies, together with the report of the Company's independent registered public accounting firm, are included as part of this filing.

The following documents are filed as a part of this report:

Consolidated Financial Statements

Management's Report on Internal Control Over Financial Reporting

To the Shareholders of Burlington Northern Santa Fe Corporation and Subsidiaries

The management of Burlington Northern Santa Fe Corporation (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States of America.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework*. Based on management's assessment, the Company concluded that as of December 31, 2007, the Company's internal control over financial reporting was effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, as stated in their report, which appears on the following page.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Burlington Northern Santa Fe Corporation

In our opinion, the accompanying consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Burlington Northern Santa Fe Corporation and its subsidiaries (the Company) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company changed the manner in which it accounts for planned major maintenance activities and the manner in which it accounts for uncertain tax positions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Fort Worth, Texas
February 12, 2008

Consolidated Statements of Income

In millions, except per share data

Year ended December 31,	2007	2006 (As Adjusted)*	2005 (As Adjusted)*
Revenues	$ 15,802	$ 14,985	$ 12,987
Operating expenses:			
Compensation and benefits	3,773	3,816	3,515
Fuel	3,197	2,734	1,959
Purchased services	2,023	1,906	1,713
Depreciation and amortization	1,293	1,176	1,111
Equipment rents	942	930	886
Materials and other	1,088	902	876
Total operating expenses	12,316	11,464	10,060
Operating income	3,486	3,521	2,927
Interest expense	511	485	437
Other expense, net	18	40	37
Income before income taxes	2,957	2,996	2,453
Income tax expense	1,128	1,107	919
Net income	$ 1,829	$ 1,889	$ 1,534
Earnings per share:			
Basic earnings per share	$ 5.19	$ 5.23	$ 4.13
Diluted earnings per share	$ 5.10	$ 5.11	$ 4.02
Average shares:			
Basic	352.5	361.0	371.8
Dilutive effect of stock awards	6.4	8.8	10.0
Diluted	358.9	369.8	381.8

a Prior year numbers have been adjusted for the retrospective adoption of Financial Accounting Standards Board (FASB) Staff Position (FSP) AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. See Note 2 to the Consolidated Financial Statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Dollars in millions, shares in thousands

December 31,	2007	2006 (As Adjusted)[a]
Assets		
Current assets:		
Cash and cash equivalents	$ 330	$ 375
Accounts receivable, net	790	805
Materials and supplies	579	488
Current portion of deferred income taxes	290	345
Other current assets	192	168
Total current assets	2,181	2,181
Property and equipment, net	29,567	27,921
Other assets	1,835	1,695
Total assets	$ 33,583	$ 31,797
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and other current liabilities	$ 2,824	$ 2,853
Long-term debt due within one year	411	473
Total current liabilities	3,235	3,326
Long-term debt and commercial paper	7,735	6,912
Deferred income taxes	8,484	8,298
Casualty and environmental liabilities	843	830
Pension and retiree health and welfare liability	444	604
Employee separation costs	77	86
Other liabilities	1,621	1,213
Total liabilities	22,439	21,269
Commitments and contingencies (see Notes 3, 9 and 10)		
Stockholders' equity:		
Common stock, $0.01 par value, 600,000 shares authorized; 537,330 shares and 532,080 shares issued, respectively	5	5
Additional paid-in-capital	7,348	6,990
Retained earnings	11,152	9,739
Treasury stock, at cost, 189,626 shares and 174,205 shares, respectively	(7,222)	(5,929)
Accumulated other comprehensive loss	(139)	(277)
Total stockholders' equity	11,144	10,528
Total liabilities and stockholders' equity	$ 33,583	$ 31,797

a Prior year numbers have been adjusted for the retrospective adoption of FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. See Note 2 to the Consolidated Financial Statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

Burlington Northern Santa Fe Corporation and Subsidiaries

Consolidated Statements of Cash Flows

In millions

Year ended December 31,	2007	2006 (As Adjusted)[a]	2005 (As Adjusted)[a]
Operating Activities			
Net income	$ 1,829	$ 1,889	$ 1,534
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,293	1,176	1,111
Deferred income taxes	280	316	219
Employee separation costs paid	(21)	(27)	(30)
Long-term casualty and environmental liabilities, net	26	(55)	(71)
Other, net	183	(43)	2
Changes in current assets and liabilities:			
Accounts receivable, net	20	(127)	(138)
Change in accounts receivable sales program	-	-	(350)
Materials and supplies	(91)	(92)	(57)
Other current assets	12	99	(5)
Accounts payable and other current liabilities	(39)	53	491
Net cash provided by operating activities	3,492	3,189	2,706
Investing Activities			
Capital expenditures	(2,248)	(2,014)	(1,750)
Construction costs for facility financing obligation	(37)	(14)	(4)
Other, net	(130)	(139)	(366)
Net cash used for investing activities	(2,415)	(2,167)	(2,120)
Financing Activities			
Net (decrease) increase in commercial paper and bank borrowings	(584)	283	563
Proceeds from issuance of long-term debt	1,300	300	500
Payments on long-term debt	(482)	(467)	(464)
Dividends paid	(380)	(310)	(267)
Proceeds from stock options exercised	142	116	244
Purchase of BNSF common stock	(1,265)	(730)	(799)
Prepaid forward repurchase of treasury stock	-	-	(600)
Excess tax benefits from equity compensation plans	121	95	-
Proceeds from facility financing obligation	41	-	-
Other, net	(15)	(9)	(10)
Net cash used for financing activities	(1,122)	(722)	(833)
(Decrease) increase in cash and cash equivalents	(45)	300	(247)
Cash and cash equivalents:			
Beginning of year	375	75	322
End of year	$ 330	$ 375	$ 75
Supplemental Cash Flow Information			
Interest paid, net of amounts capitalized	$ 494	$ 462	$ 427
Income taxes paid, net of refunds	$ 680	$ 779	$ 545
Non-cash asset financing	$ 461	$ 109	$ 68

a Prior year numbers have been adjusted for the retrospective adoption of FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. See Note 2 to the Consolidated Financial Statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Stockholders' Equity

Dollars in millions, shares in thousands, except per share data

	Common Shares	Treasury Shares	Common Stock and Paid-in Capital	Retained Earnings[a]	Treasury Stock	Prepaid Forward Repurchase of Treasury Stock	Unearned Compensation	Accumulated Other Comprehensive Loss	Total Stockholders' Equity[a]
Balance at December 31, 2004, as reported	517,275	(140,463)	$ 6,304	$ 6,792	$ (3,741)	$ -	$ (43)	$ (1)	$ 9,311
Cumulative effect retrospective application, net of tax expense of $78[a]			-	127	-	-	-	-	127
Balance at December 31, 2004, as adjusted			6,304	6,919	(3,741)	-	(43)	(1)	9,438
Comprehensive income:									
Net income			-	1,534	-	-	-	-	1,534
Minimum pension liability adjustment, net of tax benefit of $25			-	-	-	-	-	(39)	(39)
Fuel/interest hedge mark-to-market, net of tax benefit of $8			-	-	-	-	-	(13)	(13)
Total comprehensive income			-	1,534	-	-	-	(52)	1,482
Common stock dividends, $0.74 per share			-	(278)	-	-	-	-	(278)
Restricted stock expense			-	-	-	-	37	-	37
Restricted stock activity and related tax benefit of $10	665	(140)	46	-	-	-	(16)	-	30
Exercise of stock options and related tax benefit of $84	9,349	(540)	357	-	(29)	-	-	-	328
Purchase of BNSF common stock	-	(14,575)	-	-	(799)	-	-	-	(799)
Prepaid forward repurchase of treasury stock	-	-	-	-	-	(600)	-	-	(600)
Balance at December 31, 2005, as adjusted	527,289	(155,718)	6,707	8,175	(4,569)	(600)	(22)	(53)	9,638
Comprehensive income:									
Net income			-	1,889	-	-	-	-	1,889
Minimum pension liability adjustment, net of tax expense of $24			-	-	-	-	-	40	40
Fuel/interest hedge mark-to-market, net of tax benefit of $117			-	-	-	-	-	(188)	(188)
Total comprehensive income			-	1,889	-	-	-	(148)	1,741
Adjustment to initially apply Statement of Financial Accounting Standard (SFAS) No. 158, net of tax benefit of $48			-	-	-	-	-	(76)	(76)
Common stock dividends, $0.90 per share			-	(325)	-	-	-	-	(325)
Restricted stock and stock options expense			72	-	-	-	-	-	72
Restricted stock activity and related tax benefit of $15	28	(33)	16	-	(1)	-	-	-	15
Exercise of stock options and related tax benefit of $80	4,763	(376)	225	-	(29)	-	-	-	196
Adjustment upon adoption of SFAS No. 123R	-	-	(25)	-	-	-	22	-	(3)
Purchase of BNSF common stock	-	(9,860)	-	-	(730)	-	-	-	(730)
Prepaid forward repurchase of treasury stock	-	(8,218)	-	-	(600)	600	-	-	-
Balance at December 31, 2006, as adjusted	532,080	(174,205)	6,995	9,739	(5,929)	-	-	(277)	10,528
Comprehensive income:									
Net income			-	1,829	-	-	-	-	1,829
Change in unrecognized prior service cost and actuarial losses, net of tax expense of $76			-	-	-	-	-	122	122
Fuel/interest hedge mark-to-market, net of tax expense of $10			-	-	-	-	-	16	16
Total comprehensive income			-	1,829	-	-	-	138	1,967
Adjustment for the adoption of FASB Interpretation No. (FIN) 48			-	(13)	-	-	-	-	(13)
Common stock dividends, $1.14 per share			-	(403)	-	-	-	-	(403)
Restricted stock and stock options expense			66	-	-	-	-	-	66
Restricted stock activity and related tax benefit of $23	1	(48)	24	-	-	-	-	-	24
Exercise of stock options and related tax benefit of $98	5,249	(319)	268	-	(28)	-	-	-	240
Purchase of BNSF common stock	-	(15,054)	-	-	(1,265)	-	-	-	(1,265)
Balance at December 31, 2007	537,330	(189,626)	$ 7,353	$ 11,152	$ (7,222)	$ -	$ -	$ (139)	$ 11,144

a Prior year numbers have been adjusted for the retrospective adoption of FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. See Note 2 to the Consolidated Financial Statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1. The Company

Burlington Northern Santa Fe Corporation (BNSF) is a holding company that conducts no operating activities and owns no significant assets other than through its interests in its subsidiaries. BNSF's principal, wholly-owned subsidiary is BNSF Railway Company (BNSF Railway), which operates one of the largest railroad networks in North America with approximately 32,000 route miles in 28 states and two Canadian provinces. Through one operating transportation services segment, BNSF Railway transports a wide range of products and commodities including the transportation of Consumer Products, Industrial Products, Coal and Agricultural Products, derived from manufacturing, agricultural and natural resource industries, which constituted 37 percent, 24 percent, 21 percent and 18 percent, respectively, of total freight revenues for the year ended December 31, 2007. These Consolidated Financial Statements include BNSF, BNSF Railway and other majority-owned subsidiaries, all of which are separate legal entities (collectively, the Company).

2. Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of BNSF, including its principal subsidiary BNSF Railway. All significant intercompany accounts and transactions have been eliminated. The Company evaluates its less than majority-owned investments for consolidation pursuant to FIN 46R, *Consolidation of Variable Interest Entities*.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. These estimates and assumptions are periodically reviewed by management. Actual results could differ from those estimates.

Revenue Recognition

Transportation revenues are recognized based upon the proportion of service provided as of the balance sheet date. Revenues from ancillary services are recognized when performed. Customer incentives, which are primarily provided for shipping a specified cumulative volume or shipping to/from specific locations, are recorded as a reduction to revenue on a pro-rata basis based on actual or projected future customer shipments. When using projected shipments, the Company relies on historic trends as well as economic and other indicators to estimate the liability for customer incentives.

Accounts Receivable, Net

Accounts receivable, net includes accounts receivable reduced by an allowance for bill adjustments and uncollectible accounts. The allowance for bill adjustments and uncollectible accounts is based on historical experience as well as any known trends or uncertainties related to customer billing and account collectibility.

Cash and Cash Equivalents

All short-term investments with original maturities of 90 days or less are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value because of the short maturity of these instruments.

Materials and Supplies

Materials and supplies, which consist mainly of rail, ties and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at the lower of average cost or market.

Property and Equipment, Net

Property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. The Company uses the group method of depreciation in which a single depreciation rate is applied to the gross investment in a particular class of property, despite differences in the service life or salvage value of individual property units within the same class. Upon normal sale or retirement of certain depreciable railroad property, cost less net salvage value is charged to accumulated depreciation, and no gain or loss is recognized. The disposals of land and non-rail property as well as significant premature retirements are recorded as gains or losses at the time of their occurrence.

The Company self-constructs portions of its track structure and rebuilds certain classes of rolling stock. In addition to direct labor and material, certain indirect costs are capitalized. Expenditures that significantly increase asset values or extend useful lives are capitalized. Repair and maintenance expenditures are charged to operating expense when the work is performed. Property and equipment are stated at cost.

The Company incurs certain direct labor, contract service and other costs associated with the development and installation of internal-use computer software. Costs for newly developed software or significant enhancements to existing software are typically capitalized. Research, preliminary project, operations, maintenance and training costs are charged to operating expense when the work is performed.

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the long-lived assets, the carrying value is reduced to the estimated fair value as measured by the discounted cash flows.

Leasehold improvements that meet capitalization criteria are capitalized and amortized on a straight-line basis over the lesser of their estimated useful lives or the remaining lease term. Cash flows for capitalized leasehold improvements are reported in the investing activities other, net line of the Consolidated Statements of Cash Flows.

Planned Major Maintenance Activities

Effective January 1, 2007, the Company transitioned to the deferral method of accounting for leased locomotive overhauls, which includes the refurbishment of the engine and related components. Previously, the Company used the accrue-in-advance method of accounting for these planned major maintenance activities; however, under FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities*, issued in September 2006, this method is no longer allowed. This change was applied retrospectively for all periods presented. Accordingly, BNSF has eliminated the asset and liability recorded from the accrue-in-advance methodology and established an asset for overhauls that have been performed. This asset of $245 million, which is included in property and equipment, net in the December 31, 2006 Consolidated Balance Sheets, will be amortized to expense using the straight-line method until the next overhaul is performed or the end of the lease, whichever comes first, typically between six and eight years. The effects of these adjustments were as follows (in millions):

Consolidated Statements of Income

Year ended December 31,	2006		2005	
	As Reported	As Adjusted	As Reported	As Adjusted
Depreciation and amortization	$ 1,130	$ 1,176	$ 1,075	$ 1,111
Materials and other	952	902	917	876
Total operating expenses	11,468	11,464	10,065	10,060
Operating income	3,517	3,521	2,922	2,927
Income before income taxes	2,992	2,996	2,448	2,453
Income tax expense	1,105	1,107	917	919
Net income	$ 1,887	$ 1,889	$ 1,531	$ 1,534
Basic earnings per share	$ 5.23	$ 5.23	$ 4.12	$ 4.13
Diluted earnings per share	$ 5.10	$ 5.11	$ 4.01	$ 4.02

Consolidated Balance Sheets

December 31,	2006	
	As Reported	As Adjusted
Property and equipment, net	$ 27,676	$ 27,921
Other assets	1,786	1,695
Total assets	31,643	31,797
Deferred income taxes	8,216	8,298
Other liabilities	1,273	1,213
Total liabilities	21,247	21,269
Retained earnings	9,607	9,739
Total stockholders' equity	10,396	10,528
Total liabilities and stockholders' equity	$ 31,643	$ 31,797

Consolidated Statements of Cash Flows

Year ended December 31,	2006		2005	
	As Reported	As Adjusted	As Reported	As Adjusted
Net income	$ 1,887	$ 1,889	$ 1,531	$ 1,534
Depreciation and amortization	1,130	1,176	1,075	1,111
Deferred income taxes	314	316	217	219
Operating activities other, net	(74)	(43)	(54)	2
Net cash provided by operating activities	3,108	3,189	2,609	2,706
Investing activities other, net	(58)	(139)	(269)	(366)
Net cash used for investing activities	$ (2,086)	$ (2,167)	$ (2,023)	$ (2,120)

The effects of the adjustments on years prior to fiscal 2005 resulted in an adjustment to increase stockholders' equity as of January 1, 2005 by $127 million.

Environmental Liabilities

Liabilities for environmental cleanup costs are initially recorded when BNSF's liability for environmental cleanup is both probable and reasonably estimable. Subsequent adjustments to initial estimates are recorded as necessary based upon additional information developed in subsequent periods. Estimates for these liabilities are undiscounted.

Personal Injury Claims

Liabilities for personal injury claims are initially recorded when the expected loss is both probable and reasonably estimable. Subsequent adjustments to initial estimates are recorded as necessary based upon additional information developed in subsequent periods. Liabilities recorded for unasserted personal injury claims, including those related to asbestos, are based on information currently available. Estimates of liabilities for personal injury claims are undiscounted.

Income Taxes

Deferred tax assets and liabilities are measured using the tax rates that apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized or paid. Valuation allowances are established to reduce deferred tax assets if it is more likely than not that some or all of the deferred tax asset will not be realized. Investment tax credits are accounted for using the flow-through method.

Uncertain Tax Positions

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes.* This interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recorded an $83 million increase in the liability for unrecognized tax benefits, which is offset by a reduction of the deferred tax liability of $70 million, resulting in a decrease to the January 1, 2007, retained earnings balance of $13 million (for additional information see Note 5 to the Consolidated Financial Statements).

Stock-Based Compensation

The Company adopted SFAS No. 123R, *Share-Based Payment*, on January 1, 2006. This statement requires BNSF to recognize the cost of employee services received in exchange for the Company's equity instruments. Under SFAS No. 123R, BNSF is required to record compensation expense over an award's vesting period based on the award's fair value at the date of grant. BNSF has elected to adopt SFAS No. 123R on a modified prospective basis; accordingly, the financial statements for periods prior to January 1, 2006, do not include compensation cost calculated under the fair value method. Since the adoption of this new guidance, there have been no significant changes in the quantity or types of instruments used in stock-based compensation programs, nor have there been any significant changes in the terms of existing stock-based compensation arrangements. The Company did, however, record a favorable cumulative adjustment for estimated forfeitures of $3 million, which, due to its immateriality, was included as a reduction to compensation expense in the first quarter of 2006.

Prior to January 1, 2006, the Company applied Accounting Principles Board Opinion 25, *Accounting for Stock Issued to Employees*, and, therefore, recorded the intrinsic value of stock-based compensation as expense. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation (in millions, except per share data) prior to January 1, 2006:

Year ended December 31,	2005[a]
Net income, as reported	$ 1,534
Stock-based employee compensation expense included in reported net income, net of related tax effects	23
Total stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(42)
Pro forma net income	$ 1,515
Earnings per share:	
Basic – as reported	$ 4.13
Basic – pro forma	$ 4.07
Diluted – as reported	$ 4.02
Diluted – pro forma	$ 3.97

a Prior year numbers have been adjusted for the retrospective adoption of FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. See "Planned Major Maintenance Activities" within this footnote for additional information.

Employment Benefit Plans

The Company estimates liabilities and expenses for the pension and retiree health and welfare plans. Estimated amounts are based on historical information, current information and estimates regarding future events and circumstances. Significant assumptions used in the valuation of pension and/or retiree health and welfare liabilities include the expected return on plan assets, discount rate, rate of increase in compensation levels and the health care cost trend rate.

Reclassifications

Certain comparative prior year amounts in the Consolidated Financial Statements and accompanying notes have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported operating income or net income.

3. Hedging Activities

The Company uses derivative financial instruments to hedge against increases in diesel fuel prices and interest rates as well as to convert a portion of its fixed-rate long-term debt to floating-rate debt. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. The Company formally documents the relationship between the hedging instrument and the hedged item, as well as the risk management objective and strategy for the use of the hedging instrument. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the balance sheet, commitments or forecasted transactions. The Company assesses at the time a derivative contract is entered into, and at least quarterly thereafter, whether the derivative item is effective in offsetting the changes in fair value or cash flows. Any change in fair value resulting from ineffectiveness, as defined by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities, as amended*, is recognized in current period earnings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is recorded in accumulated other comprehensive loss (AOCL) as a separate component of stockholders' equity and reclassified into earnings in the period during which the hedge transaction affects earnings. Cash flows related to fuel and interest rate hedges are classified as operating activities in the Consolidated Statements of Cash Flows.

BNSF monitors its hedging positions and credit ratings of its counterparties and does not anticipate any losses due to counterparty nonperformance.

Fuel

Fuel costs represented 26 percent, 24 percent and 19 percent of total operating expenses during 2007, 2006 and 2005, respectively. Due to the significance of diesel fuel expenses to the operations of BNSF and the historical volatility of fuel prices, the Company has entered into hedges to partially mitigate the risk of fluctuations in the price of its diesel fuel purchases. The fuel hedges include the use of derivatives that are accounted for as cash flow hedges. The hedging is intended to protect the Company's operating margins and overall profitability from adverse fuel price changes by entering into fuel-hedge instruments based on management's evaluation of current and expected diesel fuel price trends. However, to the extent the Company hedges portions of its fuel purchases, it may not realize the impact of decreases in fuel prices. Conversely, to the extent the Company does not hedge portions of its fuel purchases, it may be adversely affected by increases in fuel prices. Based on fuel consumption during 2007 and excluding the impact of the hedges, each one-cent increase in the price of fuel per gallon would result in approximately $14 million of additional fuel expense on an annual basis. However, BNSF believes any fuel price increase would be substantially offset by the Company's fuel surcharge program.

Total Fuel-Hedging Activities

As of December 31, 2007, BNSF's total fuel-hedging positions covered approximately 3 percent, 1 percent and less than 1 percent of estimated fuel purchases for 2008, 2009 and 2010, respectively. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period.

The amounts recorded in the Consolidated Statements of Income for fuel-hedge transactions were as follows (in millions):

Year ended December 31,	2007	2006	2005
Hedge benefit	$ 30	$ 342	$ 535
Ineffective portion of open hedges	1	(1)	(4)
Tax effect	(12)	(131)	(203)
Hedge benefit, net of tax	$ 19	$ 210	$ 328

The amounts recorded in the Consolidated Balance Sheets for fuel-hedge transactions were as follows (in millions):

December 31,	2007	2006
Short-term fuel-hedging asset	$ 29	$ 13
Long-term fuel-hedging asset	10	-
Short-term fuel-hedging liability	-	(2)
Ineffective portion of open hedges	-	1
Tax effect	(15)	(4)
Amount included in AOCL, net of tax	$ 24	$ 8
Settled fuel-hedging contracts receivable	$ 6	$ 37

BNSF measures the fair value of hedges based upon data provided by various external counterparties. To value a swap, the Company uses the forward commodity price for the period hedged.

New York Mercantile Exchange (NYMEX) #2 Heating Oil (HO) Hedges

As of December 31, 2006, BNSF had outstanding fuel swap agreements utilizing NYMEX #2 HO. No additional HO hedges were entered into during 2007. As of December 31, 2007, there were no HO hedge positions outstanding.

West Texas Intermediate (WTI) Crude Oil Hedges

At December 31, 2007, BNSF had outstanding fuel swap agreements utilizing WTI crude oil. The hedge prices do not include taxes, transportation costs, certain other fuel handling costs and any differences which may occur between the prices of WTI and the purchase price of BNSF's diesel fuel, including refining costs. Over the twelve months ended December 31, 2007, the sum of all such costs averaged approximately 55 cents per gallon.

During 2007, the Company entered into fuel swap agreements utilizing WTI to hedge the equivalent of approximately 1.5 million barrels of fuel with an average swap price of $64.12 per barrel. The following tables provide fuel-hedge data based on the quarter being hedged for all WTI fuel hedges outstanding as of December 31, 2007.

	Quarter Ending				
2008	**March 31,**	**June 30,**	**September 30,**	**December 31,**	**Annual**
WTI Swaps					
Barrels hedged (in thousands)	290	260	230	230	1,010
Equivalent gallons hedged (in millions)	12.18	10.92	9.66	9.66	42.42
Average swap price (per barrel)	$ 63.69	$ 63.77	$ 63.70	$ 63.70	$ 63.72
Fair value (in millions)	$ 9	$ 8	$ 6	$ 6	$ 29

	Quarter Ending				
2009	**March 31,**	**June 30,**	**September 30,**	**December 31,**	**Annual**
WTI Swaps					
Barrels hedged (in thousands)	100	100	100	70	370
Equivalent gallons hedged (in millions)	4.20	4.20	4.20	2.94	15.54
Average swap price (per barrel)	$ 65.10	$ 65.10	$ 65.10	$ 65.00	$ 65.08
Fair value (in millions)	$ 2	$ 2	$ 2	$ 2	$ 8

	Quarter Ending				
2010	**March 31,**	**June 30,**	**September 30,**	**December 31,**	**Annual**
WTI Swaps					
Barrels hedged (in thousands)	70	-	-	-	70
Equivalent gallons hedged (in millions)	2.94	-	-	-	2.94
Average swap price (per barrel)	$ 64.80	$ -	$ -	$ -	$ 64.80
Fair value (in millions)	$ 2	$ -	$ -	$ -	$ 2

Summarized Comparative Prior Year Information

The following table provides summarized comparative information for hedge transactions outstanding as of December 31, 2006.

Year ended December 31,	2007
HO Swaps	
Gallons hedged (in millions)	55.65
Average swap price (per gallon)	$ 2.11
Fair value (in millions)	$ (16)
HO Collars	
Gallons hedged (in millions)	40.95
Average cap price (per gallon)	$ 1.17
Average floor price (per gallon)	$ 1.07
Fair value (in millions)	$ 23
WTI Collars	
Barrels hedged (in thousands)	150
Equivalent gallons hedged (in millions)	6.30
Average cap price (per barrel)	$ 33.00
Average floor price (per barrel)	$ 29.00
Fair value (in millions)	$ 4

Interest Rate

From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuations in interest rates by establishing rates in anticipation of both future debt issuances and the refinancing of leveraged leases, as well as converting a portion of its fixed-rate long-term debt to floating-rate debt. The Company uses interest rate swaps and treasury locks as part of its interest rate risk management strategy.

Total Interest Rate Hedging Program

All interest rate derivative transactions outstanding are reflected in the following table:

	December 31, 2007							
	Maturity Date							Fair
	2008	2009	2010	2011	2012	Thereafter	Total	Value
Fair Value Hedges								
Fixed to variable swaps (in millions)	$ –	$ 200	$ 250	$ –	$ –	$ –	$ 450	$ 6
Average fixed rate	–%	6.13%	7.13%	–%	–%	–%	6.68%	
Average floating rate	–%	5.47%	7.86%	–%	–%	–%	6.80%	
Cash Flow Hedges								
Treasury locks (in millions)	$ 175	$ –	$ –	$ –	$ –	$ –	$ 175	$ (5)
Average rate	4.41%	–%	–%	–%	–%	–%	4.41%	

BNSF's measurement of the fair value of interest rate derivatives is based on estimates of the mid-market values for the transactions provided by the counterparties to these agreements.

Summarized Comparative Prior Year Information

	December 31, 2006							
	Maturity Date							Fair
	2007	2008	2009	2010	2011	Thereafter	Total	Value
Fair Value Hedges								
Fixed to variable swaps (in millions)	$ 300	$ -	$ 200	$ 250	$ -	$ -	$ 750	$ (6)
Average fixed rate	7.88%	-%	6.13%	7.13%	-%	-%	7.16%	
Average floating rate	7.98%	-%	5.84%	8.23%	-%	-%	7.49%	
Cash Flow Hedges								
Treasury locks (in millions)	$ 130	$ -	$ -	$ -	$ -	$ -	130	$ -
Average rate	4.69%	-%	-%	-%	-%	-%	4.69%	

Fair Value Interest Rate Hedges

The Company enters into interest rate swaps to convert fixed-rate long-term debt to floating-rate debt. These swaps are accounted for as fair value hedges under SFAS No. 133. These fair value hedges qualify for the short-cut method of recognition; therefore, no portion of these swaps is treated as ineffective. As of each of the years ended December 31, 2007 and 2006, BNSF had outstanding seven and ten separate swaps, respectively, with an aggregate notional amount of $450 million and $750 million, respectively, in which it pays an average floating rate, which fluctuates quarterly, based on London Interbank Offered Rate (LIBOR). The average floating rate to be paid by BNSF as of December 31, 2007, was 6.80 percent, and the average fixed rate BNSF is to receive is 6.68 percent.

The amounts recorded in the Consolidated Statements of Income, as an increase to or reduction of interest expense, for interest rate fair value hedge transactions were as follows (in millions):

Year ended December 31,	2007	2006	2005
Hedge (loss) benefit	$ (3)	$ (1)	$ 17
Tax effect	1	-	(6)
Hedge (loss) benefit, net of tax	$ (2)	$ (1)	$ 11

The amounts recorded in the Consolidated Balance Sheets for interest rate fair value hedge transactions, which represent the fair value of open hedges, with a corresponding adjustment to debt or accrued interest, were as follows (in millions):

December 31,	2007	2006
Long-term interest rate hedging asset	$ 6	$ -
Long-term interest rate hedging liability	$ -	$ (6)

Cash Flow Interest Rate Hedges

In anticipation of a future debt issuance, the Company entered into seven treasury locks in September, October and November 2007, having an aggregate notional amount of $175 million, and an average locked-in rate of 4.41 percent, to fix a portion of the rate for a future 10-year unsecured debt issuance. The treasury locks are expected to be unwound during 2008, and any gain or loss on the hedges will be amortized to interest expense over the life of the issued debt. These transactions are accounted for as cash flow hedges.

In anticipation of a future refinancing of several leveraged leases, the Company had entered into six treasury locks having an aggregate notional amount of $147 million to fix the interest rate inherent in the operating lease payments. The treasury locks were terminated in May 2007 in connection with the refinancing of the leveraged leases, and the resulting $0.5 million gain on these hedges will be amortized to equipment rents over the remaining life of the leases. These transactions are also accounted for as cash flow hedges.

In anticipation of future debt issuances, the Company had entered into fourteen treasury locks having an aggregate notional amount of $450 million to fix a portion of the rate for a future 10-year unsecured debt issuance and a future 30-year unsecured debt issuance. The treasury locks were terminated in April 2007 in connection with the issuance of $650 million 10-year and $650 million 30-year unsecured debt. Upon termination, BNSF received $6 million from the counterparties, which will be amortized to interest expense over the life of the issued debt. These transactions are also accounted for as cash flow hedges.

The amounts recorded in the Consolidated Balance Sheets for interest rate cash flow hedge transactions, which represent the fair value of open and closed hedges, were as follows (in millions):

December 31,	2007	2006
Interest rate hedging liability – open hedges	$ (5)	$ -
Unrecognized gain on closed hedges	19	15
Tax effect	(5)	(6)
Unrecognized gain in AOCL, net of tax	$ 9	$ 9

4. Other Expense, Net

Other expense, net includes the following (in millions):

Year ended December 31,	2007	2006	2005
Accounts receivable sales fees	$ 19	$ 23	$ 15
Loss from participation in synthetic fuel partnership	5	9	14
Miscellaneous, net	(6)	8	8
Total	$ 18	$ 40	$ 37

The decrease in other expense, net was predominantly due to lower accounts receivable sales fees, a decrease in losses on BNSF Railway's participation in a synthetic fuel partnership and an increase in interest income.

During the fourth quarter of 2004, BNSF Railway indirectly purchased a 4.17 percent ownership of a synthetic fuel partnership through a 50 percent interest in a limited liability company with an unrelated entity. The synthetic fuel partnership generates Section 29 synthetic fuel tax credits, which reduce the Company's effective tax rate (see Note 5 to the Consolidated Financial Statements for additional information). In 2007, 2006 and 2005, BNSF Railway received a tax benefit from its participation in the partnership of approximately $7 million, $11 million and $16 million, respectively, related to the fuel tax credits and the deduction of partnership operating losses. In 2007, 2006 and 2005, the Company recorded approximately $5 million, $9 million and $14 million, respectively, of other expense, net related to the Company's share of the partnership's losses under the equity method of accounting. The partnership does not qualify for consolidation under FIN 46R, as BNSF Railway is not the primary beneficiary of the partnership. The partnership's activities terminated on December 31, 2007; therefore, the Company will not have any additional exposure to loss from the synthetic fuel partnership.

5. Income Taxes

Income tax expense was as follows (in millions):

Year ended December 31,	2007	2006[a]	2005[a]
Current:			
Federal	$ 741	$ 697	$ 620
State	107	94	80
Total current	848	791	700
Deferred:			
Federal	245	300	185
State	35	16	34
Total deferred	280	316	219
Total	$ 1,128	$ 1,107	$ 919

a Prior year numbers have been adjusted for the retrospective adoption of FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. See Note 2 to the Consolidated Financial Statements for additional information.

Reconciliation of the federal statutory income tax rate to the effective tax rate was as follows:

Year ended December 31,	2007	2006	2005
Federal statutory income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal tax benefit	**3.1**	2.6	3.0
Tax law change	**-**	(0.2)	-
Synthetic fuel credits	**(0.2)**	(0.3)	(0.4)
Other, net	**0.3**	(0.2)	(0.1)
Effective tax rate	**38.2%**	36.9%	37.5%

The components of deferred tax assets and liabilities were as follows (in millions):

December 31,	2007	2006[a]
Deferred tax liabilities:		
Depreciation and amortization	**$ (8,977)**	$ (8,738)
Hedging	**(26)**	(15)
Other	**(170)**	(208)
Total deferred tax liabilities	**(9,173)**	(8,961)
Deferred tax assets:		
Casualty and environmental	**348**	332
Pension and retiree health and welfare benefits	**184**	247
Compensation and benefits	**145**	158
Employee separation costs	**35**	39
Other	**267**	232
Total deferred tax assets	**979**	1,008
Net deferred tax liability	**$ (8,194)**	$ (7,953)
Non-current deferred income tax liability	**$ (8,484)**	$ (8,298)
Current portion of deferred income taxes	**290**	345
Net deferred tax liability	**$ (8,194)**	$ (7,953)

a Prior year numbers have been adjusted for the retrospective adoption of FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. See Note 2 to the Consolidated Financial Statements for additional information.

All federal income tax returns of BNSF's predecessor companies, Burlington Northern Inc. and Santa Fe Pacific Corporation, are closed through 1994 and the business combination date of September 22, 1995, respectively. Internal Revenue Service (IRS) examination of the years 1995 through 1999 for BNSF is completed, and the un-agreed issues are pending before IRS Appeals. It is anticipated that a settlement with the IRS for the years 1995 through 1999 may be reached within the next twelve months. Examination of the years 2000 through 2002 and 2003 through 2005 for BNSF are completed and protests of the un-agreed issues are pending before IRS Appeals. BNSF is currently under examination for year 2006.

BNSF and its subsidiaries have various state income tax returns in the process of examination, administrative appeal or litigation. State income tax returns are generally subject to examination for a period of three to five years after filing of the respective return. The state impact of any federal changes remains subject to examination by various states for a period of up to one year after formal notification to the states.

Due to the capital-intensive nature of BNSF's business, a significant portion of the audit issues with the IRS and other taxing authorities relate to whether expenditures are classified as maintenance or capital and whether certain asset valuations are appropriate. A provision for taxes resulting from ongoing and future federal and state audits is based on an estimation of aggregate adjustments that may be required as a result of the audits. The Company believes that adequate provision has been made for any adjustment that might be assessed for open years through 2007.

Uncertain Tax Positions

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recorded an $83 million increase in the liability for unrecognized tax benefits, which is offset by a reduction of the deferred tax liability of $70 million, resulting in a decrease to the January 1, 2007, retained earnings balance of $13 million. The amount of unrecognized tax benefits at December 31, 2007 was $125 million, of which $91 million would impact the Company's effective tax rate if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

Balance at January 1, 2007	$ 87
Additions for tax positions related to current year	29
Additions/reductions for tax positions taken in prior years	12
Reductions for tax positions as a result of:	
Settlements	–
Lapse of statute of limitations	(3)
Balance at December 31, 2007	$ 125

It is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, BNSF does not expect the change to have a significant impact on the results of operations or the financial position of the Company.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in income tax expense in the Consolidated Statements of Income, which is consistent with the recognition of these items in prior reporting periods. The Company had recorded a liability of approximately $41 million and $65 million for the payment of interest and penalties for the years ending December 31, 2007, and 2006, respectively. For the year ended December 31, 2007, the Company recognized a reduction of approximately $7 million in interest and penalty expense. For the years ended December 31, 2006, and 2005, the Company recognized approximately $5 million and $9 million in interest and penalty expense, respectively.

6. Accounts Receivable, Net

BNSF Railway transfers a portion of its accounts receivable to Santa Fe Receivables Corporation (SFRC), a special purpose subsidiary. SFRC transfers an undivided interest in such receivables, with limited exceptions, to a master trust and causes the trust to issue an undivided interest in the receivables to investors (the A/R sales program). The undivided interests in the master trust may be in the form of certificates or purchased interests.

BNSF Railway's total capacity to sell undivided interests to investors under the A/R sales program was $700 million at December 31, 2007, which was comprised of two $175 million, 364-day accounts receivable facilities and two $175 million, 3-year accounts receivable facilities. BNSF Railway amended the two 364-day facilities in November 2007, reducing the committed amounts to $175 million each and modifying their maturities to November 2008. The two 3-year facilities were entered into in November 2007 concurrently with the amendment and extension of the two 364-day facilities and will mature in November 2010. Outstanding undivided interests held by investors under the A/R sales program were $300 million at December 31, 2007 and 2006, respectively, with $75 million in each facility. These undivided interests in receivables are excluded from accounts receivable by BNSF Railway in connection with the sale of undivided interests under the A/R sales program. These undivided interests were supported by $1,105 million and $1,030 million of receivables transferred by SFRC to the master trust at December 31, 2007 and 2006, respectively. When SFRC transfers these receivables to the master trust, it retains an undivided interest in the receivables sold, which is included in accounts receivable in the Company's Consolidated Financial Statements. The interest that continues to be held by SFRC of $805 million and $730 million at December 31, 2007 and 2006, respectively, less an allowance for uncollectible accounts, reflected the total accounts receivable transferred by SFRC to the master trust less $300 million at both December 31, 2007 and 2006, of outstanding undivided interests held by investors. Due to a relatively short collection cycle, the fair value of the undivided interest transferred to investors in the A/R sales program approximated book value, and there was no gain or loss from the transaction.

BNSF Railway retains the collection responsibility with respect to the accounts receivable. Proceeds from collections reinvested in the A/R sales program were approximately $16.8 billion, $15.8 billion and $13.6 billion in 2007, 2006 and 2005, respectively. No servicing asset or liability has been recorded because the fees BNSF Railway receives for servicing the receivables approximate the related costs. SFRC's costs of the sale of receivables are included in other expense, net and were $19 million, $23 million and $15 million for the years ended December 31, 2007, 2006 and 2005, respectively. These costs fluctuate monthly with changes in prevailing interest rates and were based on weighted average interest rates of 5.6 percent, 5.3 percent and 3.3 percent for the years ended December 31, 2007, 2006 and 2005, respectively. These costs include interest, discounts associated with transferring the receivables under the A/R sales program to SFRC, program fees paid to banks, incidental commercial paper issuing costs and fees for unused commitment availability.

The amount of accounts receivable transferred by BNSF Railway to SFRC fluctuates based upon the availability of receivables and is directly affected by changing business volumes and credit risks, including dilution and delinquencies. In order for there to be an impact on the amount of receivables BNSF Railway could sell, the combined dilution and delinquency percentages would have to exceed an established threshold for the combined dilution and delinquency percentages. BNSF Railway has historically experienced very low levels of default or dilution and was well below the established rate at December 31, 2007. Based on the current levels, if dilution or delinquency percentages were to increase by one percentage point, there would be no impact to the amount of receivables BNSF Railway could sell.

Receivables funded under the A/R sales program may not include amounts over 90 days past due or concentrations over certain limits with any one customer and certain other receivables. At December 31, 2007 and 2006, $11 million and $26 million, respectively, of accounts receivable were greater than 90 days old.

BNSF Railway maintains an allowance for bill adjustments and uncollectible accounts based upon the expected collectibility of accounts receivable, including receivables transferred to the master trust. Credit losses are based on specific identification of uncollectible accounts and application of historical collection percentages by aging category. At both December 31, 2007 and 2006, $36 million of such allowances had been recorded, of which $34 million had been recorded as a reduction to accounts receivable, net. The remaining $2 million at December 31, 2007 and 2006, respectively, had been recorded in accounts payable and other current liabilities because they relate to the outstanding undivided interests held by investors. During the years ended December 31, 2007 and 2006, $4 million and $8 million, respectively, of accounts receivable were written off.

The investors in the master trust have no recourse to BNSF Railway's other assets except for customary warranty and indemnity claims. Creditors of BNSF Railway have no recourse to the assets of the master trust or SFRC unless and until all claims of their respective creditors have been paid. The A/R sales program includes provisions that, if triggered, allow the investors participating in this program, at their option, to cancel the program. At December 31, 2007, BNSF Railway was in compliance with these provisions.

7. Property and Equipment, Net

Property and equipment, net (in millions), and the weighted average annual depreciation rates (%) were as follows:

December 31,	2007	2006[a]	2007 Depreciation Rates
Land	**$ 1,718**	$ 1,693	–%
Track structure	**18,037**	17,101	3.2%
Other roadway	**12,370**	11,608	2.4%
Locomotives	**4,003**	3,705	6.4%
Freight cars and other equipment	**2,034**	1,939	5.2%
Computer hardware and software	**582**	492	14.0%
Total cost	**38,744**	36,538	
Less accumulated depreciation and amortization	**(9,177)**	(8,617)	
Property and equipment, net	**$ 29,567**	$ 27,921	

a Prior year numbers have been adjusted for the retrospective adoption of FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. See Note 2 to the Consolidated Financial Statements for additional information.

The Consolidated Balance Sheets at December 31, 2007 and 2006, included $1,507 million, net of $469 million of amortization and $1,039 million, net of $409 million of amortization, respectively, for property and equipment under capital leases, primarily for locomotives.

The Company capitalized $17 million, $14 million and $13 million of interest for the years ended December 31, 2007, 2006 and 2005, respectively.

8. Accounts Payable and Other Current Liabilities

Accounts payable and other current liabilities consisted of the following (in millions):

December 31,	2007	2006
Compensation and benefits payable	$ 568	$ 699
Rents and leases	303	350
Accounts payable	296	282
Casualty and environmental liabilities	246	233
Customer incentives	145	163
Property tax liabilities	141	132
Accrued interest	138	127
Dividends payable	112	90
Income tax liabilities	82	68
Other	793	709
Total	$ 2,824	$ 2,853

9. Debt

Debt outstanding was as follows (in millions):

December 31,	2007[a]		2006[a]	
Notes and debentures, due 2008 to 2097	$ 6,376	6.6%	$ 5,364	6.8%
Equipment obligations, due 2008 to 2016	297	6.6	347	6.7
Capitalized lease obligations, due 2008 to 2027	938	6.3	609	6.9
Mortgage bonds, due 2008 to 2047	102	5.6	106	5.7
Financing obligations, due 2008 to 2028	211	6.3	153	6.3
Commercial paper	261	5.5	846	5.4
Unamortized discount and other, net	(39)		(40)	
Total	8,146		7,385	
Less current portion of long-term debt	(411)	7.2%	(473)	7.7%
Long-term debt	$ 7,735		$ 6,912	

a Amounts represent debt outstanding and weighted average interest rates for 2007 and 2006, respectively. Maturities are as of December 31, 2007.

Notes and debentures include a fair value adjustment increase for hedges of $6 million and a decrease of $6 million at December 31, 2007 and 2006, respectively.

As of December 31, 2007, certain BNSF Railway properties and other assets were subject to liens securing $102 million of mortgage debt. Certain locomotives and rolling stock of BNSF Railway were subject to equipment obligations and capital leases.

The following table provides fair value information for the Company's debt obligations including principal cash flows and related weighted average interest rates by contractual maturity dates. Weighted average variable rate for commercial paper is the current rate at December 31, 2007. The remaining weighted average variable rates are based on implied forward rates in the yield curve at December 31, 2007.

	December 31, 2007								
	Maturity Date								
	2008	2009	2010	2011	2012	Thereafter	Total Including Capital Leases	Total Excluding Capital Leases	Fair Value Excluding Capital Leases
Fixed-rate debt (in millions)	$ 411	$ 188	$ 206	$ 515	$ 393	$ 5,716	$ 7,429	$ 6,491	$ 6,752
Average interest rate	7.2%	6.9%	6.8%	6.7%	6.0%	6.5 %	6.5%		
Variable-rate debt (in millions)	$ –	$ 204	$ 252	$ –	$ 261	$ –	$ 717	$ 717	$ 723
Average interest rate	–%	4.4%	6.7%	–%	5.5%	– %	5.6%		

BNSF has included maturities of $261 million of commercial paper in the 2012 column above.

The fair value of BNSF's long-term debt is primarily based on quoted market prices for the same or similar issues, or on the current rates that would be offered to BNSF for debt of the same remaining maturities. Capital leases have been excluded from the calculation of fair value for both 2007 and 2006. The carrying amount of commercial paper and bank debt approximates fair value, and the average interest rate equals the current rate because of the short maturity of these instruments.

Notes and Debentures

2007

In February 2007, the Board of Directors (the Board) authorized an additional $1.4 billion of debt securities that may be issued pursuant to a debt shelf registration statement that has been filed with the Securities and Exchange Commission, for a total of $2.1 billion of debt securities authorized to be issued.

In April 2007, BNSF issued $650 million of 5.65 percent debentures and $650 million of 6.15 percent debentures due May 1, 2017 and May 1, 2037, respectively. The net proceeds from the sale of the debentures are being used for general corporate purposes including, but not limited to, working capital, capital expenditures, funding debt which matured in 2007, the repayment of commercial paper and the repurchase of common stock. The issuance of these debentures reduced the amount of debt authorized to be issued by the Board through its registration statement to $800 million.

2006

In August 2006, BNSF issued $300 million of 6.20 percent debentures due August 15, 2036. The net proceeds from the sale of the debentures are being used for general corporate purposes including but not limited to working capital, capital expenditures and the repayment of outstanding commercial paper.

2005

In December 2005, BNSF issued $500 million of 6.613 percent junior subordinated notes due December 31, 2055. The junior subordinated notes are callable on or after January 15, 2026, at par plus accrued and unpaid interest. On January 15, 2026, if the junior subordinated notes are not called, the interest rate will change to an annual rate equal to the 3-month LIBOR plus 2.35 percent, reset quarterly. Interest payments may be deferred, at the option of the Company, on a cumulative basis for a period of up to five consecutive years; however, during this time the Company would not be permitted to declare or pay dividends on its common stock. In the event that certain financial covenants are not maintained, the Company would be required to sell common stock, the proceeds of which would be used to pay any accrued and unpaid interest. At December 31, 2007, the Company was in compliance with these covenants. Because of this structure, certain rating agencies provide a considerable degree of equity treatment for purposes of calculating various ratios and metrics. The majority of the net proceeds of the debt issuance was used to repurchase common stock, with the remainder used for general corporate purposes.

Capital Leases

In 2007, BNSF entered into several capital leases totaling approximately $325 million to finance locomotives and freight cars. The terms of the leases are between 15 and 20 years.

Financing Obligation

In 2005, the Company commenced the construction of an intermodal facility that it intends to sell to a third party and subsequently lease back. Once construction of the facility is complete and all improvements have been sold to the third party, BNSF will lease the facility from the third party for 20 years. Construction is expected to be completed by early 2009 with an approximate cost of $160 million. As of December 31, 2007, BNSF has sold $41 million of completed improvements. This sale leaseback transaction is being accounted for as a financing obligation due to continuing involvement. The outflows from the construction of the facility are classified as investing activities, and the inflows from the associated financing proceeds are classified as financing activities in the Company's Consolidated Statements of Cash Flows.

Revolving Credit Facility and Commercial Paper

In the fourth quarter, the Company extended the expiration date of its $1.2 billion long-term bank credit facility to September 2012. Annual facility fees are currently 0.08 percent for the facility. The rate is subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowing rates are based upon (i) LIBOR plus a spread determined by BNSF's senior unsecured debt ratings, (ii) money market rates offered at the option of the lenders, or (iii) an alternate base rate. BNSF must maintain compliance with certain financial covenants under its revolving credit agreement. At December 31, 2007, the Company was in compliance with these covenants.

At December 31, 2007, there were no bank borrowings against the revolving credit agreement.

BNSF issues commercial paper from time to time that is supported by the bank revolving credit agreement. Outstanding commercial paper balances reduce the amount of borrowings available under this agreement.

The maturity value of commercial paper as of December 31, 2007, of $391 million reduced the total capacity available under the revolving credit agreements to $809 million. Commercial paper outstanding included $129 million issued to a consolidated subsidiary of BNSF that was eliminated upon consolidation. Consolidated commercial paper outstanding, which had a maturity value of $262 million, was classified as long-term debt in the Company's Consolidated Balance Sheet.

Guarantees

Debt and other obligations of non-consolidated entities guaranteed by the Company as of December 31, 2007, were as follows (dollars in millions):

	Guarantees					
	BNSF Ownership Percentage	Principal Amount Guaranteed	Maximum Future Payments	Maximum Recourse Amount[a]	Remaining Term (in years)	Capitalized Obligations
Kinder Morgan Energy Partners, L.P.	0.5%	$ 190	$ 190	$ –	Termination of Ownership	$ –
Kansas City Terminal Intermodal Transportation Corporation	0.0%	$ 56	$ 81	$ 81	11	$ 31[b]
Westside Intermodal Transportation Corporation	0.0%	$ 40	$ 61	$ –	16	$ 34[b]
The Unified Government of Wyandotte County/Kansas City, Kansas	0.0%	$ 13	$ 19	$ –	16	$ 10[b]
Chevron Phillips Chemical Company, LP	0.0%	N/A[d]	N/A[d]	N/A[d]	10	$ 14[c]
Various lessors (Residual value guarantees)	0.0%	N/A	$ 271	$ 271	Various	$ 68[c]
All other	0.0%	$ 6	$ 7	$ 3	Various	$ –

a Reflects the maximum amount the Company could recover from a third party other than the counterparty.

b Reflects capitalized obligations that are recorded on the Company's Consolidated Balance Sheets.

c Reflects the FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees*, asset and corresponding liability for the fair value of these guarantees.

d There is no cap to the liability that can be sought from BNSF for BNSF's negligence or the negligence of the indemnified party. However, BNSF could receive reimbursement from certain insurance policies if the liability exceeds a certain amount.

Kinder Morgan Energy Partners, L.P.

Santa Fe Pacific Pipelines, Inc., an indirect, wholly-owned subsidiary of BNSF Railway, has a guarantee in connection with its remaining special limited partnership interest in Santa Fe Pacific Pipelines Partners, L.P. (SFPP), a subsidiary of Kinder Morgan Energy Partners, L.P., to be paid only upon default by the partnership. All obligations with respect to the guarantee will cease upon termination of ownership rights, which would occur upon a put notice issued by BNSF or the exercise of the call rights by the general partners of SFPP.

Kansas City Terminal Intermodal Transportation Corporation

BNSF Railway and another major railroad jointly and severally guarantee $56 million of debt of Kansas City Terminal Intermodal Transportation Corporation, the proceeds of which were used to finance construction of a double track grade separation bridge in Kansas City, Missouri, which is operated and used by Kansas City Terminal Railway Company (KCTRC). BNSF Railway has a 25 percent ownership in KCTRC, accounts for its interest using the equity method of accounting and would be required to fund a portion of the remaining obligation upon default by the original debtor.

Westside Intermodal Transportation Corporation and The Unified Government of Wyandotte County/Kansas City, Kansas

BNSF Railway has outstanding guarantees of $53 million of debt, the proceeds of which were used to finance construction of a bridge that connects BNSF Railway's Argentine Yard in Kansas City, Kansas, with the KCTRC mainline tracks in Kansas City, Missouri. The bridge is operated by KCTRC, and payments related to BNSF Railway's guarantee of this obligation would only be called for upon default by the original debtor.

Chevron Phillips Chemical Company, LP

In the third quarter of 2007, BNSF Railway entered into an indemnity agreement with Chevron Phillips Chemical Company, LP (Chevron Phillips), granting certain rights of indemnity from BNSF Railway, in order to facilitate access to a new storage facility. Under certain circumstances, payment under this obligation may be required in the event Chevron Phillips were to incur certain liabilities or other incremental costs resulting from trackage access.

Residual Value Guarantees (RVG)

In the normal course of business, the Company enters into leases in which it guarantees the residual value of certain leased equipment. Some of these leases have renewal or purchase options, or both, that the Company may exercise at the end of the lease term. If the Company elects not to exercise these options, it may be required to pay the lessor an amount not exceeding the RVG. The amount of any payment is contingent upon the actual residual value of the leased equipment. Some of these leases also require the lessor to pay the Company any surplus if the actual residual value of the leased equipment is over the RVG. These guarantees will expire between 2008 and 2011.

The maximum future payments, as disclosed in the Guarantees table above, represent the undiscounted maximum amount that the Company could be required to pay in the event the Company did not exercise its renewal option and the fair market value of the equipment had significantly declined. BNSF does not anticipate such a large reduction in the fair market value of the leased equipment. As of December 31, 2007, the Company had recorded a $68 million asset and corresponding liability for the fair value of the RVG.

All Other

As of December 31, 2007, BNSF guaranteed $6 million of other debt and leases. BNSF holds a performance bond and has the option to sub-lease property to recover up to $3 million of the $6 million of guarantees. These guarantees expire between 2008 and 2013.

Other than as discussed above, there is no collateral held by a third party that the Company could obtain and liquidate to recover any amounts paid under the above guarantees.

Other than as discussed above, none of the guarantees are recorded in the Consolidated Financial Statements of the Company. The Company does not expect performance under these guarantees to have a material effect on the Company in the foreseeable future.

Indemnities

In the ordinary course of business, BNSF enters into agreements with third parties that include indemnification clauses. In general, these clauses are customary for the types of agreements in which they are included. At times, these clauses may involve indemnification for the acts of the Company, its employees and agents, indemnification for another party's acts, indemnification for future events, indemnification based upon a certain standard of performance, indemnification for liabilities arising out of the Company's use of leased equipment or other property, or other types of indemnification. Due to the uncertainty of whether events which would trigger the indemnification obligations would ever occur, the Company does not believe that these indemnity agreements will have a material adverse effect on the Company's results of operations, financial position or liquidity. Additionally, the Company believes that, due to lack of historical payment experience, the fair value of indemnities cannot be estimated with any amount of certainty and that the fair value of any such amount would be immaterial to the Consolidated Financial Statements. Agreements that contain unique circumstances, particularly agreements that contain guarantees that indemnify another party's acts are disclosed separately if appropriate. Unless separately disclosed above, no fair value liability related to indemnities has been recorded in the Consolidated Financial Statements.

10. Commitments and Contingencies

Lease Commitments

BNSF has substantial lease commitments for locomotives, freight cars, trailers and containers, office buildings, operating facilities and other property, and many of these leases provide the option to purchase the leased item at fair market value at the end of the lease. However, some provide fixed price purchase options. Future minimum lease payments as of December 31, 2007, are summarized as follows (in millions):

December 31,	Capital Leases	Operating Leases*
2008	$ 204	$ 699
2009	175	681
2010	138	629
2011	96	582
2012	78	525
Thereafter	518	4,382
Total	1,209	$ 7,498
Less amount representing interest	(271)	
Present value of minimum lease payments	$ 938	

a Excludes leases having non-cancelable lease terms of less than one year and per diem leases.

Lease rental expense for all operating leases, excluding per diem leases, was $706 million, $665 million and $565 million for the years ended December 31, 2007, 2006 and 2005, respectively. When rental payments are not made on a straight-line basis, the Company recognizes rental expense on a straight-line basis over the lease term. Contingent rentals and sublease rentals were not significant.

Other Commitments

In the normal course of business, the Company enters into long-term contractual requirements for future goods and services needed for the operations of the business. Such commitments are not in excess of expected requirements and are not reasonably likely to result in performance penalties or payments that would have a material adverse effect on the Company's liquidity.

Personal Injury and Environmental Costs

Personal Injury

Personal injury claims, including asbestos claims and employee work-related injuries and third-party injuries (collectively, other personal injury), are a significant expense for the railroad industry. Personal injury claims by BNSF Railway employees are subject to the provisions of the Federal Employers' Liability Act (FELA) rather than state workers' compensation laws. FELA's system of requiring the finding of fault, coupled with unscheduled awards and reliance on the jury system, contributed to increased expenses in past years. Other proceedings include claims by non-employees for punitive as well as compensatory damages. A few proceedings purport to be class actions. The variability present in settling these claims, including non-employee personal injury and matters in which punitive damages are alleged, could result in increased expenses in future years. BNSF has implemented a number of safety programs designed to reduce the number of personal injuries as well as the associated claims and personal injury expense.

BNSF records a liability for personal injury claims when the expected loss is both probable and reasonably estimable. The liability and ultimate expense projections are estimated using standard actuarial methodologies. Liabilities recorded for unasserted personal injury claims are based on information currently available. Due to the inherent uncertainty involved in projecting future events such as the number of claims filed each year, developments in judicial and legislative standards and the average costs to settle projected claims, actual costs may differ from amounts recorded. Expense accruals and any required adjustments are classified as materials and other in the Consolidated Statements of Income.

Asbestos

The Company is party to a number of personal injury claims by employees and non-employees who may have been exposed to asbestos. The heaviest exposure for BNSF employees was due to work conducted in and around the use of steam locomotive engines that were phased out between the years of 1950 and 1967. However, other types of exposures, including exposure from locomotive component parts and building materials, continued after 1967 until they were substantially eliminated at BNSF by 1985.

BNSF assesses its unasserted liability exposure on an annual basis during the third quarter. BNSF determines its asbestos liability by estimating its exposed population, the number of claims likely to be filed, the number of claims that will likely require payment, and the estimated cost per claim. Estimated filing and dismissal rates and average cost per claim are determined utilizing recent claim data and trends.

During the third quarters of 2007, 2006 and 2005, the Company analyzed recent filing and payment trends to ensure the assumptions used by BNSF to estimate its future asbestos liability were reasonable. In 2007, management recorded a decrease in expense of $17 million due to a statistically significant reduction in filing rate experience for non-malignant claims. In 2006 and 2005, management recorded no additional expense. The Company plans to update its study again in the third quarter of 2008.

Throughout the year, BNSF monitors actual experience against the number of forecasted claims and expected claim payments and will record adjustments to the Company's estimates as necessary.

The following table summarizes the activity in the Company's accrued obligations for both asserted and unasserted asbestos matters (in millions):

	2007	2006	2005
Beginning balance	**$ 306**	$ 326	$ 345
Accruals	**(17)**	-	-
Payments	**(19)**	(20)	(19)
Ending balance at December 31,	**$ 270**	$ 306	$ 326

Of the obligation at December 31, 2007, $226 million was related to unasserted claims while $44 million was related to asserted claims. At December 31, 2007 and 2006, $17 million and $22 million were included in current liabilities, respectively. The recorded liability was not discounted. In addition, defense and processing costs, which are recorded on an as-reported basis, were not included in the recorded liability. The Company is presently self-insured for asbestos-related claims.

The following table summarizes information regarding the number of asserted asbestos claims filed against BNSF:

	2007	2006
Claims unresolved at January 1,	**1,975**	2,121
Claims filed	**376**	530
Claims settled, dismissed or otherwise resolved	**(570)**	(676)
Claims unresolved at December 31,	**1,781**	1,975

Based on BNSF's estimate of the potentially exposed employees and related mortality assumptions, it is anticipated that unasserted claims will continue to be filed through the year 2050. The Company recorded an amount for the full estimated filing period through 2050 because it had a relatively finite exposed population (former and current employees hired prior to 1985), which it was able to identify and reasonably estimate and about which it had obtained reliable demographic data (including age, hire date and occupation) derived from industry or BNSF specific data that was the basis for the study. BNSF projects that approximately 55, 70 and 90 percent of the future unasserted asbestos claims will be filed within the next 10, 15 and 25 years, respectively.

Because of the uncertainty surrounding the factors used in the study, it is reasonably possible that future costs to settle asbestos claims may range from approximately $245 million to $295 million. However, BNSF believes that the $270 million recorded at December 31, 2007, is the best estimate of the Company's future obligation for the settlement of asbestos claims.

The amounts recorded by BNSF for the asbestos-related liability were based upon currently known facts. Future events, such as the number of new claims to be filed each year, the average cost of disposing of claims, as well as the numerous uncertainties surrounding asbestos litigation in the United States, could cause the actual costs to be higher or lower than projected.

While the final outcome of asbestos-related matters cannot be predicted with certainty, considering among other things the meritorious legal defenses available and liabilities that have been recorded, it is the opinion of BNSF that none of these items, when finally resolved, will have a material adverse effect on the Company's financial position or liquidity. However, the occurrence of a number of these items in the same period could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

Other Personal Injury

BNSF estimates its other personal injury liability claims and expense quarterly based on the covered population, activity levels and trends in frequency and the costs of covered injuries. Estimates include unasserted claims except for certain repetitive stress and other occupational trauma claims that result from prolonged repeated events or exposure. Such claims are estimated on an as-reported basis because, while the Company has concluded that a probable loss has occurred, it cannot estimate the range of reasonably possible loss due to other contributing causes of such injuries and the fact that continued exposure is required for the potential injury to manifest itself as a claim. The Company believes that the low end of the range of reasonably possible loss, as that term is used in FIN 14, *Reasonable Estimation of the Amount of a Loss*, is immaterial for these repetitive stress and other occupational trauma claims.

BNSF monitors quarterly actual experience against the number of forecasted claims to be received, the forecasted number of claims closing with payment and expected claims payments. Adjustments to the Company's estimates are recorded quarterly as necessary or more frequently as new events or revised estimates develop.

The following table summarizes the activity in the Company's accrued obligations for other personal injury matters (in millions):

	2007	2006	2005
Beginning balance	$ 439	$ 422	$ 459
Accruals	190	188	181
Payments	(190)	(171)	(218)
Ending balance at December 31,	$ 439	$ 439	$ 422

At December 31, 2007 and 2006, $163 million and $153 million were included in current liabilities, respectively. BNSF's liabilities for other personal injury claims are undiscounted. In addition, defense and processing costs, which are recorded on an as-reported basis, were not included in the recorded liability. The Company is substantially self-insured for other personal injury claims.

The following table summarizes information regarding the number of personal injury claims, other than asbestos, filed against BNSF:

	2007	2006
Claims unresolved at January 1,	3,130	3,617
Claims filed	3,894	3,516
Claims settled, dismissed or otherwise resolved	(3,702)	(4,003)
Claims unresolved at December 31,	3,322	3,130

Because of the uncertainty surrounding the ultimate outcome of other personal injury claims, it is reasonably possible that future costs to settle other personal injury claims may range from approximately $380 million to $530 million. However, BNSF believes that the $439 million recorded at December 31, 2007, is the best estimate of the Company's future obligation for the settlement of other personal injury claims.

The amounts recorded by BNSF for other personal injury claims were based upon currently known facts. Future events, such as the number of new claims to be filed each year, the average cost of disposing of claims, as well as the numerous uncertainties surrounding personal injury litigation in the United States, could cause the actual costs to be higher or lower than projected.

While the final outcome of these other personal injury matters cannot be predicted with certainty, considering among other things the meritorious legal defenses available and liabilities that have been recorded, it is the opinion of BNSF that none of these items, when finally resolved, will have a material adverse effect on the Company's financial position or liquidity. However, the occurrence of a number of these items in the same period could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

BNSF Insurance Company

The Company has a consolidated, wholly-owned subsidiary, Burlington Northern Santa Fe Insurance Company, Ltd. (BNSF IC) that provides insurance coverage for certain risks incurred after April 1, 1998, FELA claims, railroad protective and force account insurance claims and certain excess general liability coverage incurred after January 1, 2002, and certain other claims which are subject to reinsurance. Beginning in 2004, BNSF IC entered into annual reinsurance pooling agreements with several other companies. The pooling agreements insure workers compensation, general liability, auto liability and FELA risk. In accordance with the agreements, BNSF IC cedes a portion of its FELA exposure to the pool and assumes a proportionate share of the entire pool's risk. Each year BNSF IC reviews the objectives and performance of the pool to determine its continued participation in the pool. At December 31, 2007, BNSF IC had invested in third-party commercial paper, time deposits and money market accounts as well as in commercial paper issued by BNSF. All of the third-party investments are classified as cash and cash equivalents on the Company's Consolidated Balance Sheet. At December 31, 2007, there was approximately $300 million related to these third-party investments, which were classified as cash and cash equivalents on the Company's Consolidated Balance Sheet, as compared with approximately $350 million at December 31, 2006.

Environmental

The Company's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental cleanup and enforcement actions. In particular, the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws, generally impose joint and several liability for cleanup and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. BNSF has been notified that it is a potentially responsible party (PRP) for study and cleanup costs at Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined (the Superfund sites) and, in many instances, is one of several PRPs. In addition, BNSF may be considered a PRP under certain other laws. Accordingly, under CERCLA and other federal and state statutes, BNSF may be held jointly and severally liable for all environmental costs associated with a particular site. If there are other PRPs, BNSF generally participates in the cleanup of these sites through cost-sharing agreements with terms that vary from site to site. Costs are typically allocated based on such factors as relative volumetric contribution of material, the amount of time the site was owned or operated and/or the portion of the total site owned or operated by each PRP.

Liabilities for environmental cleanup costs are recorded when BNSF's liability for environmental cleanup is probable and reasonably estimable. Subsequent adjustments to initial estimates are recorded as necessary based upon additional information developed in subsequent periods. Environmental costs include initial site surveys and environmental studies as well as costs for remediation of sites determined to be contaminated.

BNSF estimates the ultimate cost of cleanup efforts at its known environmental sites on an annual basis during the third quarter. Ultimate cost estimates for environmental sites are based on historical payment patterns, current estimated percentage to closure ratios and benchmark patterns developed from data accumulated from industry and public sources, including the Environmental Protection Agency and other governmental agencies. These factors incorporate experience gained from cleanup efforts at other similar sites into the estimates for which remediation and restoration efforts are still in progress.

During the third quarter of 2007, 2006 and 2005, the Company analyzed recent data and trends to ensure the assumptions used by BNSF to estimate its future environmental liability were reasonable. As a result of this study, in the third quarter of 2007, 2006 and 2005, management recorded additional expense of approximately $20 million, $5 million and $12 million as of the June 30 measurement date, respectively. The Company plans to update its study again in the third quarter of 2008.

On a quarterly basis, BNSF monitors actual experience against the forecasted remediation and related payments made on existing sites and conducts ongoing environmental contingency analyses, which consider a combination of factors including independent consulting reports, site visits, legal reviews and analysis of the likelihood of participation in, and the ability to pay for, cleanup of other PRPs. Adjustments to the Company's estimates will continue to be recorded as necessary based on developments in subsequent periods. Additionally, environmental accruals, which are classified as materials and other in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants, third-party claims and legal fees incurred for defense of third-party claims and recovery efforts.

Annual studies do not include (i) contaminated sites of which the Company is not aware; (ii) additional amounts for third-party claims, which arise out of contaminants allegedly migrating from BNSF property, due to a limited number of sites; or (iii) natural resource damage claims. BNSF continues to estimate third-party claims on a site by site basis when the liability for such claims is probable and reasonably estimable. BNSF's recorded liability for third-party claims as of December 31, 2007, is approximately $21 million.

BNSF is involved in a number of administrative and judicial proceedings and other mandatory cleanup efforts for 346 sites, including Superfund sites, at which it is participating in the study or cleanup, or both, of alleged environmental contamination.

The following table summarizes the activity in the Company's accrued obligations for environmental matters (in millions):

	2007	2006	2005
Beginning balance	**$ 318**	$ 370	$ 385
Accruals	**126**	20	33
Payments	**(64)**	(72)	(48)
Ending balance at December 31,	**$ 380**	$ 318	$ 370

At December 31, 2007 and 2006, $66 million and $58 million was included in current liabilities, respectively. In the first quarter of 2007, the Company recorded a $65 million pre-tax charge, or $0.11 per share, due to an increase in environmental costs primarily related to a final resolution with the State of Washington and its Department of Ecology on clean-up of an existing environmental site at Skykomish and an adverse reversal of a trial court decision on appeal regarding a site at Arvin, California.

BNSF's environmental liabilities are not discounted. BNSF anticipates that the majority of the accrued costs at December 31, 2007, will be paid over the next ten years, and no individual site is considered to be material.

The following table summarizes the environmental sites:

	BNSF Sites		Superfund Sites	
	2007	2006	2007	2006
Number of sites at January 1,	**375**	369	**20**	20
Sites added during the period	**16**	23	**-**	-
Sites closed during the period	**(45)**	(17)	**-**	-
Number of sites at December 31,	**346**	375	**20**	20

Liabilities recorded for environmental costs represent BNSF's best estimate of its probable future obligation for the remediation and settlement of these sites and include both asserted and unasserted claims. Unasserted claims are not a material component of the liability. Although recorded liabilities include BNSF's best estimate of all probable costs, without reduction for anticipated recoveries from third parties, BNSF's total cleanup costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in environmental technology, the extent of other parties' participation in cleanup efforts, developments in ongoing environmental analyses related to sites determined to be contaminated and developments in environmental surveys and studies of contaminated sites.

Because of the uncertainty surrounding these factors, it is reasonably possible that future costs for environmental liabilities may range from approximately $300 million to $525 million. However, BNSF believes that the $380 million recorded at December 31, 2007, is the best estimate of the Company's future obligation for environmental costs.

While the final outcome of these environmental matters cannot be predicted with certainty, it is the opinion of BNSF that none of these items, when finally resolved, will have a material adverse effect on the Company's financial position or liquidity. However, the occurrence of a number of these items in the same period could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

Other Claims and Litigation

In addition to asbestos, other personal injury and environmental matters discussed above, BNSF and its subsidiaries are also parties to a number of other legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to disputes and complaints involving certain transportation rates and charges (including complaints seeking refunds of prior charges paid for coal transportation and the prescription of future rates for such movements and claims relating to service under contract provisions or otherwise). Some of the legal proceedings include claims for punitive as well as compensatory damages, and a few proceedings purport to be class actions. While the final outcome of these matters cannot be predicted with certainty, considering among other things the meritorious legal defenses available and liabilities that have been recorded along with applicable insurance, it is the opinion of BNSF that none of these items, when finally resolved, will have a material adverse effect on the Company's financial position or liquidity. However, an unexpected adverse resolution of one or more of these items could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

11. Employee Separation Costs

Employee separation costs activity was as follows (in millions):

	2007	2006	2005
Beginning balance at January 1,	$ 107	$ 132	$ 154
Accruals	5	2	8
Payments	(21)	(27)	(30)
Ending balance at December 31,	$ 91	$ 107	$ 132

Employee separation liabilities of $91 million were included in the Consolidated Balance Sheet at December 31, 2007, and principally represent the following: (i) $86 million for deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers; (ii) $1 million for employee-related severance costs for the consolidation of clerical functions, material handlers in mechanical shops and trainmen on reserve boards; and (iii) $4 million for certain non-union employee severance costs. Employee separation expenses are recorded in materials and other in the Consolidated Statements of Income. At December 31, 2007, $14 million of the remaining liabilities were included in current liabilities.

The deferred benefits payable upon separation or retirement to certain active conductors, trainmen and locomotive engineers were primarily incurred in connection with labor agreements reached prior to the business combination of BNSF's predecessor companies, Burlington Northern Inc. and Santa Fe Pacific Corporation (the Merger). These agreements, among other things, reduced train crew sizes and allowed for more flexible work rules. The majority of the remaining costs will be paid between 2008 and 2020. As of December 31, 2007, the Company had updated its estimate and recorded an additional liability of $4 million related to deferred benefits (see (i) above) and a liability of $1 million related to non-union severance costs (see (iii) above). The remaining costs for (ii) above are expected to be paid out between 2008 and approximately 2011, and the costs for (iii) above will be paid over the next several years based on deferral elections made by the affected employees.

12. Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding. Diluted earnings per share is based on basic earnings per share adjusted for the effect of potential common shares outstanding that were dilutive during the period, arising from employee stock awards and incremental shares calculated using the treasury stock method.

Weighted average stock options totaling 2.2 million, 1.1 million and 0.1 million for 2007, 2006 and 2005, respectively, were not included in the computation of diluted earnings per share, because the options' exercise price exceeded the average market price of the Company's stock for those periods.

13. Employment Benefit Plans

BNSF sponsors a funded, noncontributory qualified pension plan, the BNSF Retirement Plan, which covers most non-union employees, and an unfunded non-tax-qualified pension plan, the BNSF Supplemental Retirement Plan, which covers certain officers and other employees. The benefits under these pension plans are based on years of credited service and the highest consecutive sixty months of compensation for the last ten years of salaried employment with BNSF. BNSF's funding policy is to contribute annually not less than the regulatory minimum and not more than the maximum amount deductible for income tax purposes with respect to the funded plan.

Certain salaried employees of BNSF that have met age and years of service requirements are eligible for life insurance coverage and medical benefits, including prescription drug coverage, during retirement. This postretirement benefit plan, referred to as the retiree health and welfare plan, is contributory and provides benefits to retirees, their covered dependents and beneficiaries. Retiree contributions are adjusted annually. The plan also contains fixed deductibles, coinsurance and out-of-pocket limitations. The basic life insurance plan is noncontributory and covers retirees only. Optional life insurance coverage is available for some retirees; however, the retiree is responsible for the full cost. BNSF's policy is to fund benefits payable under the medical and life insurance plans as they come due. Generally, employees beginning salaried employment with BNSF subsequent to September 22, 1995, are not eligible for medical benefits during retirement.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans–an amendment of FASB Statements No. 87, 88, 106 and 132R*, which requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan in the Company's balance sheet. This portion of the new guidance was adopted by the Company on December 31, 2006. Additionally, the pronouncement eliminates the option for the Company to use a measurement date prior to the Company's fiscal year-end effective December 31, 2008. SFAS No. 158 provides two approaches to transition to a fiscal year-end measurement date, both of which are to be applied prospectively. BNSF has elected to apply the transition option under which a 15-month measurement was determined as of September 30, 2007 that covers the period until the fiscal year-end measurement is required on December 31, 2008. As a result, the Company recorded a $7 million decrease to retained earnings in January 2008.

The following table shows the incremental effect of applying SFAS No. 158 to both the Company's pension and retiree health and welfare plans on individual line items in the Consolidated Balance Sheet as of December 31, 2006 (in millions):

	Pension and Retiree Health and Welfare Benefits				
	Balances Prior to Adoption of SFAS No. 158 and the Minimum Liability Adjustment	Minimum Liability Adjustment	Balances Prior to Adoption of SFAS No. 158	SFAS No. 158 Adoption Adjustments	Ending Balances After Adoption of SFAS No. 158
Pension asset	$ 156	$ –	$ 156	$ (156)	$ –
Total assets	$ 31,953	$ –	$ 31,953	$ (156)	$ 31,797
Pension liability	$ 52	$ –	$ 52	$ (52)	$ –
Additional minimum pension liability	$ 417	(64)	$ 353	(353)	$ –
Liability for retiree health and welfare benefits	$ 257	–	$ 257	(257)	$ –
Pension and retiree health and welfare liability	$ –	–	$ –	630	$ 630
Deferred income taxes	$ 8,322	24	$ 8,346	(48)	$ 8,298
Total liabilities	$ 21,389	$ (40)	$ 21,349	$ (80)	$ 21,269
AOCL	$ (241)	$ 40	$ (201)	$ (76)	$ (277)
Total stockholders' equity	$ 10,564	$ 40	$ 10,604	$ (76)	$ 10,528

Components of the net cost for these plans were as follows (in millions):

	Pension Benefits			Retiree Health and Welfare Benefits		
Year ended December 31,	2007	2006	2005	2007	2006	2005
Service cost	$ 25	$ 25	$ 20	$ 2	$ 3	$ 2
Interest cost	97	94	95	17	15	17
Expected return on plan assets	(105)	(97)	(102)	–	–	–
Amortization of net loss	35	46	25	6	3	–
Amortization of prior service cost	–	–	–	(8)	(7)	(8)
Net cost recognized	$ 52	$ 68	$ 38	$ 17	$ 14	$ 11

The projected benefit obligation is the present value of benefit earned to date by plan participants, including the effect of assumed future salary increases and expected healthcare cost trend rate increases. The following table shows the change in projected benefit obligation based on the September 30 measurement date (in millions):

	Pension Benefits		Retiree Health and Welfare Benefits	
Change in Benefit Obligation	**2007**	**2006**	**2007**	**2006**
Benefit obligation at beginning of period	**$ 1,830**	$ 1,858	**$ 311**	$ 295
Service cost	**25**	25	**2**	3
Interest cost	**97**	94	**17**	15
Plan participants' contributions	**–**	–	**8**	8
Actuarial (gain) loss	**(59)**	(18)	**(3)**	19
Medicare subsidy	**–**	–	**2**	1
Benefits paid	**(130)**	(129)	**(33)**	(30)
Projected benefit obligation at end of period	**1,763**	1,830	**304**	311
Component representing future salary increases	**(57)**	(76)	**–**	–
Accumulated benefit obligation at end of period	**$ 1,706**	$ 1,754	**$ 304**	$ 311

Both the BNSF Retirement Plan and the BNSF Supplemental Retirement Plan had accumulated and projected benefit obligations in excess of plan assets at September 30, 2007 and 2006.

The following table shows the change in plan assets of the plans based on the September 30 measurement date (in millions):

	Pension Benefits		Retiree Health and Welfare Benefits	
Change in Plan Assets	**2007**	**2006**	**2007**	**2006**
Fair value of plan assets at beginning of period	**$ 1,394**	$ 1,347	**$ –**	$ –
Actual return on plan assets	**208**	126	**–**	–
Employer contribution	**116**	50	**23**	21
Plan participants' contributions	**–**	–	**8**	8
Medicare subsidy	**–**	–	**2**	1
Benefits paid	**(130)**	(129)	**(33)**	(30)
Fair value of plan assets at measurement date	**$ 1,588**	$ 1,394	**$ –**	$ –
Adjustment for fourth quarter contribution	**$ 2**	$ 111	**$ 5**	$ 6

The following table shows the funded status, defined as plan assets less the projected benefit obligation, as of December 31 (in millions):

	Pension Benefits		Retiree Health and Welfare Benefits	
	2007	**2006**	**2007**	**2006**
Funded status (plan assets less projected benefit obligations)	**$ (173)**	$ (325)	**$ (299)**	$ (305)

Of the combined pension and retiree health and welfare benefits liability of $472 million recognized as of December 31, 2007, $28 million was included in other current liabilities.

Prior to December 31, 2006, actuarial gains and losses and prior service costs were not recognized in the Company's Consolidated Balance Sheets, but were only included in the footnote disclosures. Beginning on December 31, 2006, upon adoption of SFAS No. 158, the Company began recognizing these costs in the Consolidated Balance Sheets through an adjustment to AOCL. Beginning in 2007, the Company recognized actuarial gains and losses and prior service costs in AOCL as they arose. The following table shows the pre-tax change in AOCL attributable to the components of the net cost and the change in benefit obligation (in millions):

	Pension Benefits			Retiree Health and Welfare Benefits		
Change in AOCL	**2007**	**2006**	**2005**	**2007**	**2006**	**2005**
Balance at January 1,	**$ 429**	$ 417	$ 353	**$ 48**	$ –	$ –
Increase (decrease) in minimum liability included in other comprehensive loss prior to adoption of SFAS No. 158	**–**	(64)	64	**–**	–	–
SFAS No. 158 adoption adjustment	**–**	76	–	**–**	48	–
Amortization of actuarial loss	**(35)**	–	–	**(6)**	–	–
Amortization of prior service costs	**–**	–	–	**8**	–	–
Actuarial gain	**(161)**	–	–	**(4)**	–	–
Balance at December 31,	**$ 233**	$ 429	$ 417	**$ 46**	$ 48	$ –

The estimated net actuarial loss and prior service credit for these defined benefit pension plans that will be amortized from AOCL into net periodic benefit cost over the next fiscal year is expected to be $16 million and less than $1 million, respectively. The estimated net actuarial loss and prior service credit for the retiree health and welfare benefit plans that will be amortized from AOCL into net periodic benefit cost over the next fiscal year is expected to be $4 million and $8 million, respectively. Pre-tax amounts currently recognized in AOCL consist of the following (in millions):

	Pension Benefits		Retiree Health and Welfare Benefits	
	2007	**2006**	**2007**	**2006**
Net actuarial loss	**$ 234**	$ 430	**$ 67**	$ 77
Prior service cost	**(1)**	(1)	**(21)**	(29)
Pre-tax amount recognized in AOCL at December 31,	**233**	429	**46**	48
After-tax amount recognized in AOCL at December 31,	**$ 143**	$ 264	**$ 28**	$ 29

The expected long-term rate of return is the return the Company anticipates earning, net of plan expenses, over the period that benefits are paid. It reflects the rate of return on present investments and on expected contributions. In determining the expected long-term rate of return, BNSF considered the following: (i) forward looking capital market forecasts; (ii) historical returns for individual asset classes; and (iii) the impact of active portfolio management.

The assumptions used in accounting for the BNSF plans were as follows:

Assumptions Used to Determine Net Cost for Fiscal Years Ended December 31,	Pension Benefits			Retiree Health and Welfare Benefits		
	2007	**2006**	**2005**	**2007**	**2006**	**2005**
Discount rate	**5.50%**	5.25%	5.75%	**5.50%**	5.25%	5.75%
Expected long-term rate of return on plan assets	**8.00%**	8.00%	8.00%	**–%**	–%	–%
Rate of compensation increase	**3.90%**	3.90%	3.90%	**3.90%**	3.90 %	3.90%

Assumptions Used to Determine Benefit Obligations at September 30,	Pension Benefits		Retiree Health and Welfare Benefits	
	2007	**2006**	**2007**	**2006**
Discount rate	**6.00%**	5.50%	**6.00%**	5.50%
Rate of compensation increase	**3.80%**	3.90%	**3.80%**	3.90%

The following table presents assumed health care cost trend rates:

December 31,	2007	2006	2005
Assumed health care cost trend rate for next year	**10.50%**	10.00%	10.50%
Rate to which health care cost trend rate is expected to decline and remain	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**2016**	2012	2012

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects (in millions):

	One Percentage-Point Increase	One Percentage-Point Decrease
Effect on total service and interest cost	$ 2	$ (2)
Effect on postretirement benefit obligation	$ 23	$ (20)

The qualified BNSF Retirement Plan asset allocation at September 30, 2007 and 2006 and the target allocation for 2007 by asset category are as follows:

	Target Allocation	Percentage of Pension Plan Assets at September 30,	
Plan Asset Allocation	2007	2007	2006
Equity Securities	**45 – 75%**	**63%**	63%
Fixed Income Securities	**20 – 40%**	**27**	28
Real Estate	**5 – 15%**	**10**	9
Total		**100%**	100%

The general investment objective of the BNSF Retirement Plan is to grow the plan assets in relation to the plan liabilities while prudently managing the risk of a decrease in the plan's assets relative to those liabilities. To meet this objective, the Company's management has adopted the above asset allocation ranges. This allows flexibility to accommodate market changes in the asset classes within defined parameters.

Based on its current assumptions and funding methodology, the Company is expected to be required to make contributions of $34 million to the BNSF Retirement Plan in 2008. The Company expects to make benefit payments in 2008 of approximately $7 million and $25 million from its non-qualified defined benefit and retiree health and welfare plans, respectively.

The following table shows expected benefit payments from its defined benefit pension plans and expected claim payments and Medicare Part D subsidy receipts for the retiree health and welfare plan for the next five fiscal years and the aggregate five years thereafter (in millions):

Fiscal year	Expected Pension Plan Benefit Payments[a]	Expected Retiree Health and Welfare Payments	Expected Medicare Subsidy
2008	$ 131	$ 25	$ (3)
2009	133	26	(3)
2010	134	27	(3)
2011	135	28	(3)
2012	136	28	(3)
2013–2017	691	144	(20)

a Primarily consists of Qualified Defined Benefit Plan payments, which are made from the plan trust and do not represent an immediate cash outflow to the Company.

Defined Contribution Plans

BNSF sponsors qualified 401(k) plans that cover substantially all employees and a non-qualified defined contribution plan that covers certain officers and other employees. BNSF matches 50 percent of the first six percent of non-union employees' contributions and matches 25 percent on the first four percent of a limited number of union employees' contributions, which are subject to certain percentage limits of the employees' earnings, at each pay period. Non-union employees are eligible to receive an annual discretionary matching contribution of up to 30 percent of the first six percent of their contributions. Employer contributions for all non-union employees are subject to a five-year length of service vesting schedule. BNSF's 401(k) matching expense was $21 million, $28 million and $20 million in 2007, 2006 and 2005, respectively.

Other

Under collective bargaining agreements, BNSF participates in multi-employer benefit plans that provide certain postretirement health care and life insurance benefits for eligible union employees. Insurance premiums paid attributable to retirees, which are generally expensed as incurred, were $46 million, $44 million and $43 million, in 2007, 2006 and 2005, respectively (see Note 11 to the Consolidated Financial Statements for other deferred benefits payable to certain conductors, trainmen and locomotive engineers).

14. Stock-Based Compensation

On April 15, 1999, BNSF shareholders approved the Burlington Northern Santa Fe 1999 Stock Incentive Plan and authorized 20 million shares of BNSF common stock to be issued in connection with stock options, restricted stock, restricted stock units and performance stock. On April 18, 2001, April 17, 2002, April 21, 2004 and April 19, 2006, BNSF shareholders approved the amendments to the Burlington Northern Santa Fe 1999 Stock Incentive Plan, which authorized additional awards of 9 million, 6 million, 7 million and 11 million shares, respectively, of BNSF common stock to be issued in connection with stock options, restricted stock, restricted stock units and performance stock. Approximately 10 million common shares were available for future grant at December 31, 2007.

Additionally, on April 18, 1996, BNSF shareholders approved the non-employee directors' stock plan and authorized 900,000 shares of BNSF common stock to be issued in connection with this plan. Approximately 450,000 common shares were available for future grant at December 31, 2007.

Stock Options

Under BNSF's stock plans, options may be granted to directors, officers and salaried employees at the fair market value of the Company's common stock on the date of grant. Stock option grants generally vest ratably over three years and expire within ten years after the date of grant. Shares issued upon exercise of options may be issued from treasury shares or from authorized but unissued shares.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions apply to the options granted for the periods presented:

Year ended December 31,	2007	2006	2005
Weighted average expected life (years)	**4.6**	4.5	4.5
Weighted average expected volatility	**24.0%**	24.0%	24.0%
Weighted average dividend per share	**$ 1.02**	$ 0.81	$ 0.69
Weighted average risk free interest rate	**4.31%**	4.76%	3.76%
Weighted average fair value of options granted per share	**$ 21.91**	$ 20.51	$ 11.33

Expected volatilities are based on historical volatility of the Company's stock, implied volatilities from traded options on the Company's stock and other factors. The Company uses historical experience with exercise and post-vesting employment termination behavior to determine the options' expected life. The expected life represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury rate with a maturity date corresponding to the options' expected life.

A summary of the status of stock options as of, and for the year ended December 31, 2007, is presented below (options in thousands, aggregate intrinsic value in millions):

Year ended December 31, 2007	Options	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance at beginning of year	15,060	$ 38.37		
Granted	1,777	88.33		
Exercised	(5,249)	32.34		
Cancelled	(244)	73.95		
Balance at end of year	11,344	$ 48.22	5.32	$ 407
Options exercisable at year end	8,459	$ 38.04	4.26	$ 384

The total intrinsic value of options exercised was $281 million, $222 million and $232 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Other Incentive Programs

BNSF has other long-term incentive programs that utilize restricted shares/units. A summary of the status of restricted shares/units and the weighted average grant date fair values as of, and for the year ended December 31, 2007, is presented below (shares in thousands):

Year ended December 31, 2007	Time Based		Performance Based		BNSF Incentive Bonus Stock Program		BNSF Discounted Stock Purchase Program		Total	
Balance at beginning of year	1,267	$ 48.40	765	$ 53.50	861	$ 46.19	64	$ 49.79	2,957	$ 49.10
Granted	59	86.38	560	88.80	–	–	7	79.28	626	88.47
Vested	(557)	33.96	(235)	32.72	(219)	32.16	(20)	34.62	(1,031)	33.31
Cancelled	(51)	60.73	(74)	78.33	(3)	50.83	–	–	(128)	70.64
Balance at end of year	718	$ 61.83	1,016	$ 75.97	639	$ 50.98	51	$ 59.73	2,424	$ 64.85

A summary of the weighted average grant date fair market values of the restricted share/units as of, and for the years ended December 31, 2006 and 2005, is presented below:

Grant Date Fair Market Value of Awards Granted	Time Based	Performance Based	BNSF Incentive Bonus Stock Program	BNSF Discounted Stock Purchase Program
Year ended December 31, 2006	$ 79.88	$ 80.17	$ 81.31	$ 81.31
Year ended December 31, 2005	$ 49.23	$ 49.21	$ 47.58	$ 46.91

A summary of the fair value of the restricted share/units vested during the years ended December 31, 2007, 2006 and 2005 is presented below:

Total Fair Value of Shares Vested (in millions)	Time Based	Performance Based	BNSF Incentive Bonus Stock Program	BNSF Discounted Stock Purchase Program	Total
Year ended December 31, 2007	$ 49	$ 21	$ 18	$ 1	$ 89
Year ended December 31, 2006	$ 42	$ –	$ 25	$ 1	$ 68
Year ended December 31, 2005	$ 44	$ 11	$ 8	$ 1	$ 64

Time-based awards are granted to senior managers within BNSF primarily as a retention tool and to encourage ownership in the Company. They generally vest over three years, although in some cases up to five years, and are contingent on continued salaried employment.

Performance-based awards are granted to senior managers within BNSF to encourage ownership in the Company and to align management's interest with those of its shareholders. Performance-based awards generally vest over three years and are contingent on the achievement of certain predetermined corporate performance goals (e.g., return on invested capital (ROIC)) and continued salaried employment.

Additionally, related to the 2007, 2006 and 2005 performance-based grant, eligible employees may also earn performance stock that will be granted in 2010, 2009 and 2008, respectively, contingent upon achievement of higher ROIC goals and continued salaried employment. The Company has committed to a maximum grant of approximately 279,000, 235,000 and 316,000 shares, respectively.

Certain employees were eligible to exchange through the Burlington Northern Santa Fe Incentive Bonus Stock Program the cash payment of their bonus for grants of restricted stock. In September 2005, the program was amended so that exchanges of cash bonus payments for awards of restricted stock were no longer permitted after February 2006.

Certain other salaried employees may participate in the BNSF Discounted Stock Purchase Program and use their bonus to purchase BNSF common stock at a discount from the market price. These shares immediately vest but are restricted for a three-year period.

Shares awarded under each of the plans may not be sold or used as collateral and are generally not transferable by the holder until the shares awarded become free of restrictions. Compensation cost, net of tax, recorded under the BNSF Stock Incentive Plans is shown in the following table (in millions):

	2007	2006	2005
Compensation cost	$ 66	$ 72	$ 37
Income tax benefit	(23)	(25)	(14)
Total	$ 43	$ 47	$ 23
Compensation cost capitalized	$ 7	$ 6	$ 3

At December 31, 2007, there was $105 million of total unrecognized compensation cost related to unvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.19 years.

15. Common Stock and Preferred Capital Stock

Common Stock

BNSF is authorized to issue 600 million shares of common stock, $0.01 par value. At December 31, 2007, there were 348 million shares of common stock outstanding. Each holder of common stock is entitled to one vote per share in the election of directors and on all matters submitted to a vote of shareholders. Subject to the rights and preferences of any future issuances of preferred stock, each share of common stock is entitled to receive dividends as may be declared by the Board out of funds legally available and to share ratably in all assets available for distribution to shareholders upon dissolution or liquidation. No holder of common stock has any preemptive right to subscribe for any securities of BNSF.

Preferred Capital Stock

At December 31, 2007, BNSF had 50 million shares of Class A Preferred Stock, $0.01 par value and 25 million shares of Preferred Stock, $0.01 par value available for issuance. The Board has the authority to issue such stock in one or more series, to fix the number of shares and to fix the designations and the powers, rights and qualifications and restrictions of each series. As of December 31, 2007, no Class A Preferred Stock had been issued.

Share Repurchase Program

In February 2007, the Board authorized the extension of the current BNSF share repurchase program, adding 30 million shares to the total of 180 million shares previously authorized in equal amounts in July 1997, December 1999, April 2000, September 2000, January 2003 and December 2005. During 2007, 2006 and 2005, the Company repurchased approximately 15 million, 18 million and 14 million, respectively, of its common stock at average prices of $83.96 per share, $73.43 per share and $54.95 per share, respectively. Total repurchases through December 31, 2007, were 180 million shares at a total average cost of $38.20 per share, leaving 30 million shares available for repurchase out of the 210 million shares presently authorized. Additionally, during 2007, the Company repurchased shares from employees at a cost of $43 million to satisfy tax withholding obligations on the vesting of restricted stock or the exercise of stock options.

In December 2005, the Company entered into prepaid forward transactions to purchase $600 million of the Company's common stock whereby a net settlement in shares would occur upon settlement of the transactions. In late February 2006, these transactions were settled, and approximately 8 million shares were delivered. While the transactions had no impact on the shares outstanding at the end of 2005, outstanding shares used in the calculation of 2006 earnings per share were reduced by approximately 8 million shares when the transactions were settled. The Company accounted for the transactions in accordance with Emerging Issues Task Force (EITF) 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock*, which required that the $600 million prepayment be recorded as a reduction in equity in 2005. When the final settlement was made in 2006, this reduction in equity was reclassified from prepaid forward repurchase of treasury stock to treasury stock.

16. Quarterly Financial Data—Unaudited

Dollars in millions, except per share data	Fourth	Third	Second	First
2007				
Revenues	$ 4,245	$ 4,069	$ 3,843	$ 3,645
Operating income	$ 950	$ 1,001	$ 841	$ 694
Net income	$ 517	$ 530	$ 433	$ 349
Basic earnings per share	$ 1.48	$ 1.51	$ 1.22	$ 0.98
Diluted earnings per share	$ 1.46	$ 1.48	$ 1.20	$ 0.96
Dividends declared per share	$ 0.32	$ 0.32	$ 0.25	$ 0.25
Common stock price[a]:				
High	$ 88.03	$ 93.04	$ 94.43	$ 85.05
Low	$ 81.54	$ 76.64	$ 80.41	$ 72.45
2006[b]				
Revenues	$ 3,882	$ 3,939	$ 3,701	$ 3,463
Operating income	$ 943	$ 921	$ 864	$ 793
Net income	$ 519	$ 489	$ 471	$ 410
Basic earnings per share	$ 1.45	$ 1.36	$ 1.30	$ 1.12
Diluted earnings per share	$ 1.42	$ 1.33	$ 1.27	$ 1.09
Dividends declared per share	$ 0.25	$ 0.25	$ 0.20	$ 0.20
Common stock price[a]:				
High	$ 80.35	$ 79.20	$ 86.62	$ 83.38
Low	$ 72.77	$ 64.82	$ 71.96	$ 68.32

a Average of high and low reported daily stock price

b Prior year numbers have been adjusted for the retrospective adoption of FSP AUG AIR-1, *Accounting for Planned Major Maintenance Activities*. See Note 2 to the Consolidated Financial Statements for additional information.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Based on their evaluation as of the end of the period covered by this annual report on Form 10-K, the Company's principal executive officer and principal financial officer have concluded that BNSF's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) are effective to ensure that information required to be disclosed by BNSF in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and that such information is accumulated and communicated to BNSF's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The report of management on the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) of the Securities Exchange Act of 1934) is included in "Management's Report on Internal Control Over Financial Reporting" in Item 8.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the Company's financial statements contained herein, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. The attestation report is included in Item 8.

Changes in Internal Control Over Financial Reporting

As of the end of the period covered by this report, the Company has concluded that there have been no changes in BNSF's internal control over financial reporting that occurred during BNSF's fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, BNSF's internal control over financial reporting.

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning the directors of BNSF will be provided under the heading "Item 1: Election of Directors; Nominees for Director" in BNSF's proxy statement for its 2008 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year, and the information under that heading is hereby incorporated by reference.

Information concerning the executive officers of BNSF is included in Part 1 of this Report on Form 10-K.

Information concerning compliance with Section 16(a) of the Securities Exchange Act of 1934 will be provided under the heading "Communications and Other Matters; Section 16(a) Beneficial Ownership Reporting Compliance" in BNSF's proxy statement for its 2008 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year, and the information under that heading is hereby incorporated by reference.

Information concerning the Directors and Governance Committee's policy with regard to consideration of any director candidates recommended by shareholders will be provided under the heading "Communications and Other Matters; Procedures for Recommending Director Candidates" in BNSF's proxy statement for its 2008 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year, and the information under that heading is hereby incorporated by reference.

Information concerning the Audit Committee and the Audit Committee Financial Expert will be provided under the heading "Governance of the Company; Board Committees; Audit Committee" in BNSF's proxy statement for its 2008 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year, and the information under that heading is hereby incorporated by reference into the Form 10-K.

The Company has a Code of Conduct that applies to members of the Board of Directors, officers, and all salaried employees of BNSF and its subsidiaries. Only the Board of Directors may waive the application of the Code of Conduct to a director, executive officer, or the principal accounting officer or controller, and any such waiver will be promptly disclosed on the Company's website. A copy of the Code of Conduct is available on the Company's website at www.bnsf.com under the "Investors" link and then "Corporate Governance."

Item 11. Executive Compensation

Information concerning the compensation of directors and executive officers of BNSF will be provided under the headings "Directors' Compensation," "Compensation Discussion and Analysis" and "Executive Compensation" in BNSF's proxy statement for its 2008 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year, and the information under those headings is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Certain information about BNSF's equity compensation plans is set forth in the table below (number of shares in thousands) as of December 31, 2007:

Plan Category	Number of Shares to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Shares Available for Future Issuance
Equity compensation plans approved by shareholders	11,344	$ 48.22	10,190
Equity compensation plans not approved by shareholders	–	–	–
Total	11,344	$ 48.22	10,190

Information concerning the ownership of BNSF equity securities by certain beneficial owners and by management will be provided under the headings "Stock Ownership in the Company; Certain Beneficial Owners" and "Stock Ownership in the Company; Ownership of Management" in BNSF's proxy statement for its 2008 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year, and the information under that heading is hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information concerning certain relationships and related transactions will be provided under the headings "Governance of the Company; Director Independence" and "Governance of the Company; Certain Relationships and Related Person Transactions" in BNSF's proxy statement for its 2008 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year, and the information under that heading is hereby incorporated by reference.

Item 14. Principal Accountant Fees and Services

Information concerning principal accounting fees and services will be provided under the heading "Item 2: Appointment of Independent Auditor; Independent Auditor Fees" in BNSF's proxy statement for its 2008 annual meeting of shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year, and the information under that heading is hereby incorporated by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

1. Consolidated Financial Statements—see Item 8.

   Schedules are omitted because they are not required or applicable, or the required information is included in the Consolidated Financial Statements or related notes.

2. Exhibits:

   See Index to Exhibits beginning on page E-1 for a description of the exhibits filed as a part of this Report on Form 10-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Burlington Northern Santa Fe Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burlington Northern Santa Fe Corporation

By: /s/ Matthew K. Rose

Dated: February 14, 2008

Matthew K. Rose
Chairman, President and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Burlington Northern Santa Fe Corporation and in the capacities and on the date indicated.

Signature	Title
/s/ Matthew K. Rose Matthew K. Rose	Chairman, President and Chief Executive Officer (Principal Executive Officer), and Director
/s/ Thomas N. Hund Thomas N. Hund	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Paul W. Bischler Paul W. Bischler	Vice President and Controller (Principal Accounting Officer)
/s/ Alan L. Boeckmann* Alan L. Boeckmann	Director
/s/ Donald G. Cook* Donald G. Cook	Director
/s/ Vilma S. Martinez* Vilma S. Martinez	Director
/s/ Marc F. Racicot* Marc F. Racicot	Director
/s/ Roy S. Roberts* Roy S. Roberts	Director
/s/ Marc J. Shapiro* Marc J. Shapiro	Director
/s/ J.C. Watts, Jr.* J.C. Watts, Jr.	Director

Signature	Title
______________________ Robert H. West	Director
/s/ J. Steven Whisler* J. Steven Whisler	Director
/s/ Edward E. Whitacre, Jr.* Edward E. Whitacre, Jr.	Director

Dated: February 14, 2008

*By: /s/ Roger Nober
Roger Nober
Executive Vice President Law
and Secretary

Exhibit Index

Exhibit Number and Description			Incorporated by Reference (if applicable) Form	File Date	File No.	Exhibit
(3)	Articles of Incorporation and Bylaws					
	3.1	Amended and Restated Certificate of Incorporation of Burlington Northern Santa Fe Corporation, dated December 21, 1994, as amended.	10-Q	8/13/1998	1-11535	3.1
	3.2	By-Laws of Burlington Northern Santa Fe Corporation, as amended and restated, dated December 6, 2007.*				
(4)	Instruments defining the rights of security holders, including indentures					
	4.1	Indenture, dated as of December 1, 1995, between BNSF and The First National Bank of Chicago, as Trustee.	S-3	2/8/1999	333-72013	4
	4.2	Form of BNSF's 6 1/8% Notes Due March 15, 2009.	10-K	3/31/1999	1-11535	4.2
	4.3	Form of BNSF's 6 3/4% Debentures Due March 15, 2029.	10-K	3/31/1999	1-11535	4.3
	4.4	Form of BNSF's 6.70% Debentures Due August 1, 2028.	10-K	3/31/1999	1-11535	4.4
	4.5	Form of BNSF's 8.125% Debentures Due April 15, 2020.	10-K	2/12/2001	1-11535	4.5
	4.6	Form of BNSF's 7.95% Debentures Due August 15, 2030.	10-K	2/12/2001	1-11535	4.6
	4.7	Form of BNSF's 6.75% Notes Due July 15, 2011.	10-Q	8/3/2001	1-11535	4.1
	4.8	Form of BNSF's 5.90% Notes Due July 1, 2012.	10-Q	8/9/2002	1-11535	4.1
	4.9	Officers' Certificate of Determination as to the terms of BNSF's 4.875% Notes Due January 15, 2015, including Exhibit A thereto, the form of the Notes.	8-K	12/9/2004	1-11535	4.1
	4.10	Indenture, dated as of December 8, 2005, between BNSF and U.S. Bank Trust National Association, as Trustee.	S-3 ASR	12/8/2005	333-130214	4.1
	4.11	Certificate of Trust of BNSF Funding Trust I, executed and filed by U.S. Bank Trust National Association, Linda Hurt and James Gallegos, as Trustees.	S-3 ASR	12/8/2005	333-130214	4.3
	4.12	Amended and Restated Declaration of Trust of BNSF Funding Trust I, dated as of December 15, 2005.	8-K	12/15/2005	1-11535	4.4
	4.13	Guarantee Agreement between BNSF and U.S. Bank Trust National Association, as Guarantee Trustee, dated as of December 15, 2005.	8-K	12/15/2005	1-11535	4.5
	4.14	First Supplemental Indenture, dated as of December 15, 2005, between BNSF and U.S. Bank Trust National Association, as Trustee.	8-K	12/15/2005	1-11535	4.6

Exhibit Number and Description		Incorporated by Reference (if applicable) Form	File Date	File No.	Exhibit
4.15	Agreement as to Expenses and Liabilities dated as of December 15, 2005, between BNSF and BNSF Funding Trust I.	8-K	12/15/2005	1-11535	4.4 (Exhibit C)
4.16	Form of BNSF Funding Trust I's 6.613% Trust Preferred Securities.	8-K	12/15/2005	1-11535	4.4 (Exhibit D)
4.17	Officer's Certificate of Determination as to the terms of BNSF's 6.20% Debentures Due August 15, 2036, including the form of the Debentures.	10-Q	10/24/2006	1-11535	4.1
4.18	First Supplemental Indenture, dated as of April 13, 2007, to Indenture dated as of December 1, 1995, between Burlington Northern Santa Fe Corporation and Bank of New York Trust Company, N.A., as Trustee.	8-K	4/13/2007	1-11535	4.1
4.19	Officer's Certificate of Determination as to the terms of BNSF's 5.65% Debentures due May 1, 2017 and 6.15% Debentures Due May 1, 2037, including the forms of the Debentures.	8-K	4/13/2007	1-11535	4.2

Certain instruments evidencing long-term indebtedness of BNSF are not being filed as exhibits to this Report because the total amount of securities authorized under any single such instrument does not exceed 10% of BNSF's total assets. BNSF will furnish copies of any material instruments upon request of the Securities and Exchange Commission.

(10) Material Contracts

		Form	File Date	File No.	Exhibit
10.1	Burlington Northern Santa Fe Non-Employee Directors' Stock Plan, as amended and restated February 13, 2008.*†				
10.2	Form of Burlington Northern Santa Fe Non-Employee Directors' Stock Plan Director's Restricted Stock Unit Award Agreement.*	8-K	5/23/2005	1-11535	10.1
10.3	BNSF Railway Company Incentive Compensation Plan, as amended and restated December 17, 2007.*†				
10.4	Burlington Northern Santa Fe Corporation Deferred Compensation Plan, as amended and restated effective December 9, 2004.*	10-K	2/16/2007	1-11535	10.5
10.5	Burlington Northern Santa Fe Corporation Senior Management Stock Deferral Plan, as amended and restated effective January 1, 2008.*†				
10.6	Burlington Northern Santa Fe Incentive Bonus Stock Program, as amended and restated effective September 14, 2005.*	8-K	9/19/2005	1-11535	10.1
10.7	Burlington Northern Santa Fe 1996 Stock Incentive Plan, as amended and restated December 6, 2007.*†				
10.8	Burlington Northern Santa Fe Supplemental Retirement Plan, effective October 1, 1996, as amended through July 21, 2005.*	8-K	7/27/2005	1-11535	10.1
10.9	Retirement Benefit Agreement between BNSF and Matthew K. Rose, as amended and restated September 21, 2006.*	10-Q	10/24/2006	1-11535	10.5
10.10	Retirement Benefit Agreement, dated January 16, 2003, between BNSF and John P. Lanigan.*	10-K	2/13/2004	1-11535	10.29

Exhibit Number and Description		Incorporated by Reference (If applicable) Form	File Date	File No.	Exhibit
10.11	Burlington Northern Santa Fe Estate Enhancement Program, as amended and restated, effective November 1, 1996.*	10-K 405	3/31/1997	1-11535	10.15
10.11.1	Amendment of Burlington Northern Santa Fe Estate Enhancement Program, dated December 3, 1998.*	10-Q	8/11/1999	1-11535	10.2
10.11.2	Termination of Burlington Northern Santa Fe Estate Enhancement Program, dated September 17, 2003.*	10-K	2/16/2007	1-11535	10.12.2
10.12	Form of BNSF Change-in-Control Agreement, as amended and restated December 6, 2007 and effective December 31, 2007 (applicable to Messrs. Rose, Hund, Ice, Lanigan, and Nober and one other executive officer).**				
10.13	Burlington Northern Santa Fe Corporation Supplemental Investment and Retirement Plan, as amended September 12, 2006.*	10-Q	10/24/2006	1-11535	10.6
10.14	Burlington Northern Inc. Director's Charitable Award Program.*	10-K	4/1/1996	1-11535	10.22
10.15	Burlington Northern Santa Fe Salary Exchange Option Program, as amended and restated October 1, 2004.*	10-K	2/15/2005	1-11535	10.18
10.16	Burlington Northern Santa Fe 1999 Stock Incentive Plan, as amended and restated February 13, 2008.**				
10.17	Form of 1999 Stock Incentive Plan Stock Option Award Agreement.**				
10.18	Form of 1999 Stock Incentive Plan Restricted Stock Unit Award Agreement.**				
10.19	Form of 1999 Stock Incentive Plan Reload Stock Option Agreement.**				
10.20	Form of 1999 Stock Incentive Plan Special Retention Restricted Stock Unit Award Agreement.**				
10.21	Form of 1999 Stock Incentive Plan Performance-Based Restricted Stock Unit Award Agreement.**				
10.22	Form of 1999 Stock Incentive Plan Performance Stock Award Agreement.**				
10.23	Amended and Restated Benefits Protection Trust Agreement by and between Burlington Northern Santa Fe Corporation and Wachovia Bank, dated January 8, 2008.**				
10.24	Burlington Northern Santa Fe Directors' Retirement Plan.*	10-K	4/1/1996	1-11535	10.27
10.24.1	Termination of Burlington Northern Santa Fe Directors' Retirement Plan, dated July 17, 2003.*	10-K	2/16/2007	1-11535	10.31.1
10.25	Form of Indemnification Agreement dated as of September 17, 1998, entered into between BNSF and directors.*	10-K	3/31/1999	1-11535	10.37
10.26	Form of Indemnification Agreement dated as of September 17, 1998, entered into between BNSF and certain officers, including Messrs. Rose, Hund, Ice, Lanigan, Nober and Rickershauser.*	10-K	3/31/1999	1-11535	10.38

Exhibit Number and Description		Incorporated by Reference (if applicable)			
		Form	File Date	File No.	Exhibit
10.27	Burlington Northern Santa Fe 2005 Deferred Compensation Plan for Non-Employee Directors, amended and restated as of February 13, 2008.*'				
10.28	Burlington Northern Santa Fe Deferred Compensation Plan for Directors, as amended and restated December 9, 2004.*	10-K	2/16/2007	1-11535	10.35
10.29	Replacement Capital Covenant, dated as of December 15, 2005, by BNSF in favor of and for the benefit of each Covered Debtholder (as defined therein).	10-K	2/17/2006	1-11535	10.41
(12)	Statements re: Computation of Ratios				
12.1	Computation of Ratio of Earnings to Fixed Charges.'				
(21)	Subsidiaries of the registrant				
21.1	Subsidiaries of BNSF.'				
(23)	Consents of experts and counsel				
23.1	Consent of PricewaterhouseCoopers LLP.'				
(24)	Power of Attorney				
24.1	Power of Attorney.'				
(31)	Rule 13a-14(a)/15d-14(a) Certifications				
31.1	Principal Executive Officer's Certifications Pursuant to Rule 13a-14(a) (Section 302 of the Sarbanes-Oxley Act of 2002).'				
31.2	Principal Financial Officer's Certifications Pursuant to Rule 13a-14(a) (Section 302 of the Sarbanes-Oxley Act of 2002).'				
(32)	Section 1350 Certifications				
32.1	Certification Pursuant to Rule 13a-14(b) and 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act of 2002).'				
(99)	Additional Exhibits				
99.1	Certification Pursuant to Section 303A.12 of the New York Stock Exchange Listed Company Manual.'				

* Management contract or compensatory plan

' Filed herewith

Exhibit 12.1

Burlington Northern Santa Fe Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

In millions, except ratio amounts
(Unaudited)

	Year ended December 31,				
	2007	2006	2005	2004	2003
		(As Adjusted)[a]	(As Adjusted)[a]	(As Adjusted)[a]	(As Adjusted)[a]
Earnings:					
Income before income taxes and cumulative effect of accounting change[a]	$ 2,957	$ 2,996	$ 2,453	$ 1,296	$ 1,241
Add:					
Interest and other fixed charges, excluding capitalized interest	511	485	437	409	420
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	282	261	221	195	182
Distributed income of investees accounted for under the equity method	4	3	4	4	3
Amortization of capitalized interest	4	4	8	8	8
Less:					
Equity in earnings of investments accounted for under the equity method	19	27	15	9	14
Total earnings available for fixed charges	$ 3,739	$ 3,722	$ 3,108	$ 1,903	$ 1,840
Fixed charges:					
Interest and fixed charges	$ 528	$ 499	$ 450	$ 419	$ 429
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	282	261	221	195	182
Total fixed charges	$ 810	$ 760	$ 671	$ 614	$ 611
Ratio of earnings to fixed charges	4.62x	4.90x	4.63x	3.10x	3.01x

a Prior year numbers have been adjusted for the retrospective adoption of Financial Accounting Standards Board (FASB) Staff Position (FSP) AUG AIR-1, *Accounting for Planned Major Maintenance Activities.* See Note 2 to the Consolidated Financial Statements for additional information.

Exhibit 31.1

Principal Executive Officer's Certifications

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Matthew K. Rose, certify that:

1. I have reviewed this annual report on Form 10-K of Burlington Northern Santa Fe Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 14, 2008

/s/ Matthew K. Rose
Matthew K. Rose
Chairman, President and
Chief Executive Officer

Exhibit 99.1

Annual CEO Certification

(Section 303A.12(a) of the New York Stock Exchange Listed Company Manual)

As the Chief Executive Officer of Burlington Northern Santa Fe Corporation and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed on Exhibit H to the Company's Domestic Company Section 303A Annual Written Affirmation.

/s/ Matthew K. Rose
Matthew K. Rose
Chairman, President and
Chief Executive Officer
May 18, 2007

[This certification is without qualification.]

Exhibit 31.1

Principal Executive Officer's Certifications

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Matthew K. Rose, certify that:

1. I have reviewed this annual report on Form 10-K of Burlington Northern Santa Fe Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 14, 2008

/s/ Matthew K. Rose
Matthew K. Rose
Chairman, President and
Chief Executive Officer

Exhibit 31.2

Principal Financial Officer's Certifications

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Thomas N. Hund, certify that:

1. I have reviewed this annual report on Form 10-K of Burlington Northern Santa Fe Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 14, 2008

/s/ Thomas N. Hund
Thomas N. Hund
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

Certification Pursuant to 18 U.S.C. § 1350

(Section 906 of Sarbanes-Oxley Act of 2002)

Burlington Northern Santa Fe Corporation

In connection with the Annual Report of Burlington Northern Santa Fe Corporation (the "Company") on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Matthew K. Rose, Chairman, President and Chief Executive Officer of the Company, and Thomas N. Hund, Executive Vice President and Chief Financial Officer of the Company, each hereby certifies that, to his knowledge on the date hereof:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 14, 2008

/s/ Matthew K. Rose
Matthew K. Rose
Chairman, President and
Chief Executive Officer

/s/ Thomas N. Hund
Thomas N. Hund
Executive Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to Burlington Northern Santa Fe Corporation and will be retained by Burlington Northern Santa Fe Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.1

Annual CEO Certification

(Section 303A.12(a) of the New York Stock Exchange Listed Company Manual)

As the Chief Executive Officer of Burlington Northern Santa Fe Corporation and as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, I hereby certify that as of the date hereof I am not aware of any violation by the Company of NYSE's Corporate Governance listing standards, other than has been notified to the Exchange pursuant to Section 303A.12(b) and disclosed on Exhibit H to the Company's Domestic Company Section 303A Annual Written Affirmation.

/s/ Matthew K. Rose
Matthew K. Rose
Chairman, President and
Chief Executive Officer
May 18, 2007

[This certification is without qualification.]

Burlington Northern Santa Fe Corporation Directors*

Alan L. Boeckmann[3,4]
Chairman and Chief Executive Officer, Fluor Corporation (professional services holding company offering engineering, construction management and other services), Irving, Texas.
Board member since 2001.

Donald G. Cook[3]
Retired General, United States Air Force, San Antonio, Texas.
Board member since 2005.

Vilma S. Martinez[4]
Partner, Munger, Tolles & Olson LLP (law firm), Los Angeles, California.
Board member since 1998.

Marc F. Racicot[4]
President and Chief Executive Officer, American Insurance Association (property-casualty insurance trade organization), Washington, D.C.
Former Governor of Montana.
Board member since 2001.

Roy S. Roberts[1,2]
Managing Director of Reliant Equity Investors, L.L.C. (private equity firm), Chicago, Illinois.
Board member since 1993.

Matthew K. Rose[1]
Chairman, President and Chief Executive Officer, Burlington Northern Santa Fe Corporation and BNSF Railway Company, Fort Worth, Texas.
Board member since 2000.

Marc J. Shapiro[3,4]
Retired Vice Chairman for Finance, Risk Management and Administration, J.P. Morgan Chase & Co. (bank holding company), New York, New York.
Board member since 1995.

J.C. Watts, Jr.[2]
Senior Partner of Oakcrest Capital Partners, L.L.C. (private equity firm) and Chairman, J.C. Watts Companies, L.L.C./Watts Consulting Group, Inc. (public affairs and corporate consulting business), Washington, D.C.
Former Congressman (R-4th Dist. Oklahoma) and Chairman, House Republican Conference.
Board member since 2003.

Robert H. West[1,3]
Retired Chairman of the Board, Butler Manufacturing Company (manufacturer of pre-engineered building systems and specialty components), Kansas City, Missouri.
Board member since 1980.

J. Steven Whisler[3]
Retired Chairman and Chief Executive Officer, Phelps Dodge Corporation (mining and manufacturing company), Phoenix, Arizona.
Board member since 1995.

Edward E. Whitacre, Jr., Lead Director[1,2,4]
Chairman Emeritus
AT&T Inc. (communications holding company), San Antonio, Texas.
Board member since 1993.

Committee Assignments:
1 *Executive Committee*
2 *Compensation and Development Committee*
3 *Audit Committee*
4 *Directors and Corporate Governance Committee*

* **Years of Board service includes service on Boards of Burlington Northern Inc., Santa Fe Pacific Corporation and predecessor corporations.**

Corporate Officers[1]

Matthew K. Rose[2]
Chairman, President and Chief Executive Officer

Thomas N. Hund[2]
Executive Vice President and Chief Financial Officer

Carl R. Ice[1]
Executive Vice President and Chief Operations Officer

John P. Lanigan, Jr.[2]
Executive Vice President and Chief Marketing Officer

Roger Nober[2]
Executive Vice President Law and Secretary

Paul W. Bischler
Vice President and Controller

Jeffrey J. Campbell
Vice President – Technology Services and Chief Information Officer

James H. Gallegos
Vice President and Corporate General Counsel

Amy C. Hawkins
Vice President – Government Affairs

Paul R. Hoferer
Vice President and General Counsel

Linda J. Hurt
Assistant Vice President – Finance and Treasurer through April 2008
Vice President – Investor Relations effective May 2008

Mary Jo Keating
Vice President – Corporate Relations

Linda Longo-Kazanova
Vice President – Human Resources and Medical

Marsha K. Morgan
Vice President – Investor Relations

Jo-ann M. Olsovsky
Vice President – Technology Services and Chief Information Officer effective April 2008

Peter J. Rickershauser[1]
Vice President – Network Development

Charles W. Shewmake
Vice President and General Counsel effective May 2008

David W. Stropes
Vice President – Corporate Audit Services

Shelley J. Venick
Vice President and General Tax Counsel

Richard E. Weicher
Vice President and General Counsel – Regulatory

1 *These officers hold similar positions with BNSF Railway Company.*
2 *Executive Officer of Burlington Northern Santa Fe Corporation.*

Operating Company Officers

Paul B. Anderson
Vice President – Marketing Support

Stevan B. Bobb
Group Vice President – Coal

Stephen G. Branscum
Group Vice President – Consumer Products

Rollin D. Bredenberg
Vice President – Service Design and Performance

Frederick G. (Fritz) Draper
Vice President – Business Unit Operations

George Duggan
Vice President – Domestic Intermodal Marketing

Kathryn M. Farmer
Vice President – Industrial Products Sales

John J. Fleps
Vice President – Labor Relations

Gregory C. Fox
Vice President – Transportation

David L. Freeman
Vice President – Engineering

David L. Garin
Group Vice President – Industrial Products

Craig Hill
Vice President – Mechanical and Value Engineering

Dennis R. Johnson
Vice President and Chief Sourcing Officer

Kevin Kaufman
Group Vice President – Agricultural Products

Mark A. Kotter
Vice President – Customer Integration

Robert W. Lease
Regional Vice President – Operations

Frederick R. Malesa
Vice President – International Intermodal Marketing

Julie A. Piggott
Vice President – Finance

Chris A. Roberts
Regional Vice President – Operations

Sami M. Shalah
Vice President – Coal Marketing

Denis Smith
Vice President – Industrial Products Marketing

Mark A. Schulze
Vice President – Safety, Training and Operations Support

Jeffrey B. Wright
Regional Vice President – Operations

Shareholder Information

SHARES LISTED

PRINCIPAL CORPORATE OFFICE

STOCK TRANSFER AGENT AND REGISTRAR

SHAREHOLDERS

SHAREHOLDER SERVICES

DIVIDEND REINVESTMENT PLAN

FORM 10-K

INSTITUTIONAL INVESTORS

ANNUAL MEETING

PERFORMANCE GRAPH


$345
$209
$183

BNSF

2650 Lou Menk Drive
Fort Worth, Texas 76131-2830


END